    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999.

                                                      REGISTRATION NO. 333-80243
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ESENJAY EXPLORATION, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                       73-1421000
 (State or other jurisdiction          (I.R.S. Employer
     of incorporation or            Identification Number)
        organization)

                     500 NORTH WATER STREET, SUITE 1100 S.
                          CORPUS CHRISTI, TEXAS 78471
                                 (361) 883-7464
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                            DAVID B. CHRISTOFFERSON
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           ESENJAY EXPLORATION, INC.
                             500 DALLAS, SUITE 2920
                              HOUSTON, TEXAS 77002
                                 (713) 739-7100

(Address, including zip code, and telephone number, including area code of agent for service)

                                   COPIES TO:

           SAMUEL N. ALLEN                            BRYAN W. BAKER
       Porter & Hedges, L.L.P.            Gardere, Wynne, Sewell & Riggs, L.L.P.
      700 Louisiana, 35th Floor                 1000 Louisiana, Suite 3400
         Houston, Texas 77002                      Houston, Texas 77002
            (713) 226-0600                            (713) 276-5500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           ESENJAY EXPLORATION, INC.

                                ----------------


                    NOTICE OF ANNUAL MEETING OF STOCKHOLDER
                        TO BE HELD ON SEPTEMBER 14, 1999


                            ------------------------

To the Stockholders of Esenjay Exploration, Inc.:


    The annual meeting of the holders of common stock of Esenjay Exploration, Inc., a Delaware corporation, will be held at 10:00 a.m. Central Daylight Time, on September 14, 1999 at the offices of Esenjay Exploration, 500 Dallas, Suite 2920, Houston, Texas 77002. At the Esenjay annual meeting, the holders of common stock will:


    1.  Elect three class II directors whose terms will expire 2002;

    2. Consider and vote upon a proposal to approve and adopt the Plan and Agreement of Merger, dated as of May 11, 1999, between Esenjay and 3DX Technologies Inc., a Delaware corporation, relating to the merger of 3DX with and into Esenjay, with Esenjay surviving the merger; and

    3. Transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.


    The board of directors has fixed the close of business on August 19, 1999 as the record date for determining which stockholders are entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements thereof. Only those stockholders of record on that date will be entitled to notice and to vote at the special meeting. Complete lists of these stockholders will be available for examination at Esenjay's offices, at 500 North Water, Suite 1100 S, Corpus Christi, Texas 78471, during normal business hours by any holder of Esenjay's common stock, for any purpose relevant to the annual meeting, for a period of ten days prior to the annual meeting.


    Esenjay's board of directors approved and recommends that you vote for the election of the three Class II directors and for the approval and adoption of the merger agreement and the merger. The vote of the board of directors was a unanimous vote of those directors voting, with two directors abstaining due to an overlapping ownership interest of affiliates of the two directors in 3DX, which overlapping ownership may have been perceived as a conflict of interest. A plurality of the votes present at the annual meeting is required for the election of the director nominees. However, the affirmative vote of the holders of a majority of the outstanding shares of Esenjay common stock is required to approve and adopt the merger agreement and the merger. IF YOU DO NOT SEND IN YOUR PROXY OR VOTE AT THE ANNUAL MEETING, OR IF YOU ABSTAIN FROM VOTING, IT WILL HAVE THE SAME EFFECT AS IF YOU VOTED AGAINST THE MERGER.

    Holders of Esenjay common stock, even if they expect to be present at the annual meeting, are requested to sign, vote and date the enclosed proxy and return it promptly in the enclosed envelope. Any stockholder giving a proxy has the power to revoke it any time before the annual meeting. Stockholders who are present at the annual meeting may withdraw their proxies and vote in person.

                                          By Order of the Board of Directors,

                                          ______________________________________

                                          David B. Christofferson
                                          CORPORATE SECRETARY


August 19, 1999

                             3DX TECHNOLOGIES INC.

                                ----------------


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 14, 1999


                            ------------------------

To the Stockholders of 3DX Technologies Inc.:


    A special meeting of the holders of common stock of 3DX Technologies Inc., a Delaware corporation, will be held at 10:00 a.m. Central Daylight Time, on September 14, 1999 at 3DX's corporate offices located at 12012 Wickchester, Suite 250, Houston, Texas 77097. At the 3DX special meeting, the holders of common stock of 3DX will:


    1. Consider and vote upon a proposal to approve and adopt the Plan and Agreement of Merger, dated as of May 11, 1999, between 3DX and Esenjay Exploration Inc., a Delaware corporation, relating to the merger of 3DX with and into Esenjay, with Esenjay surviving the merger; and

    2. Transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.


    The board of directors has fixed the close of business on August 19, 1999 as the record date for determining which stockholders are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only those stockholders of record on that date will be entitled to notice of and to vote at the special meeting. Complete lists of these stockholders will be available for examination at the offices of 3DX, at 12012 Wickchester, Suite 250, Houston, Texas, during normal business hours by any holder of 3DX common stock, for any purpose relevant to the special meeting, for a period of ten days before the special meeting.


    The board of directors of 3DX unanimously approved and recommends that you vote for the approval and adoption of the merger agreement. The affirmative vote of the holders of a majority of all issued and outstanding shares of 3DX common stock is required to approve and adopt the merger agreement and the merger. IF YOU DO NOT SEND IN YOUR PROXY OR VOTE AT THE SPECIAL MEETING, OR IF YOU ABSTAIN FROM VOTING, IT WILL HAVE THE SAME EFFECT AS IF YOU VOTED AGAINST THE MERGER.

    Holders of 3DX common stock, even if they expect to be present at the special meeting, are requested to sign, vote and date the enclosed proxy and return it promptly in the enclosed envelope. Any stockholder giving a proxy has the power to revoke it any time before the special meeting. Stockholders who are present at the special meeting may withdraw their proxies and vote in person.

                                          By Order of the Board of Directors,

                                          ______________________________________

                                          Russell L. Allen
                                          CORPORATE SECRETARY


August 19, 1999

                 SUBJECT TO COMPLETION, DATED AUGUST   , 1999.
THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           ESENJAY EXPLORATION, INC.

    [LOGO]

    [LOGO]
                             3DX TECHNOLOGIES INC.

                                Proxy Statement
                          For Meetings of Stockholders
                        To Be Held on September 14, 1999

                             ---------------------
                           ESENJAY EXPLORATION, INC.
                                   Prospectus
         UP TO 1,903,037 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
                     UP TO 8,746,651 SHARES OF COMMON STOCK
                             ---------------------

    The boards of directors of Esenjay Exploration, Inc. and 3DX Technologies Inc. have each unanimously agreed to merge the two companies, and recommend that their stockholders approve the merger. The merger is intended to create a larger, more diversified, financially stronger and more cost efficient enterprise.

    If the merger is approved, 3DX will cease to exist as a separate company and will be merged into Esenjay. 3DX stockholders will make an election as to whether they want to receive Esenjay common stock, Esenjay preferred stock or a combination of the two in exchange for their 3DX shares. No more than 50% of the 3DX shares can be converted into Esenjay preferred stock. Therefore, if the 3DX stockholders' elections would result in more than 50% of the 3DX shares being converted into preferred stock, the number of shares of Esenjay preferred stock issued would be prorated. Conversion, automatic redemption and optional redemption terms of the preferred stock are set forth in this proxy statement/prospectus.

    At the meetings, Esenjay's stockholders and 3DX's stockholders will be asked to consider and act upon a proposal to approve and adopt the Plan and Agreement of Merger between Esenjay and 3DX relating to the merger of 3DX into Esenjay. Additionally, Esenjay's stockholders will be asked to consider and act upon the election of three class II director nominees.

    The companies' boards of directors believe the following benefits will be realized in the merger:

    - the resulting combined company should have greater revenues and debt capacity than either company alone, which may increase the combined company's ability to grow reserves through exploration and development of a greater number of prospects using internally generated funds;

    - the resulting combined company will have a potentially greater access to capital, lower cost of capital, increased flexibility in capital allocation and added resilience against fluctuations in commodity prices;

    - because the businesses and assets of Esenjay and 3DX are highly complementary in key areas, the merger will result in larger interests in common properties;

    - the resulting combined company will have a business vision that relies on high-technology based 3-D seismic data to select exploration prospects.


    The record date for both Esenjay stockholders and 3DX stockholders to vote at their respective meetings is August 19, 1999.


    Esenjay's common stock is currently traded on the Nasdaq Small Cap Market under the symbol "ESNJ." Esenjay intends to list the preferred stock on the NASDAQ bulletin board.

    YOUR VOTE IS VERY IMPORTANT. WE CAN ONLY COMPLETE THE MERGER IF THE HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF BOTH ESENJAY AND 3DX APPROVE THE MERGER. WHETHER OR NOT YOU PLAN TO ATTEND YOUR MEETING, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US. IF YOU DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WANT TO VOTE, YOUR PROXY WILL BE COUNTED IN FAVOR OF CONSUMMATION OF THE MERGER; HOWEVER, FAILURE TO DELIVER A PROXY CARD OR ABSTAINING FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.


    This Proxy Statement/Prospectus is dated August   , 1999 and first mailed to
Esenjay and 3DX stockholders on August 23, 1999.



  CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 13 IN THIS PROSPECTUS.

--------------------------------------------------------------------------------
     Neither the SEC nor any state securities commission has approved these securities or determined that this proxy statement/ prospectus is accurate or complete. Any representation to the contrary is illegal.
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                                                           PAGE NO.
                                                                                                          -----------
Summary.................................................................................................           3
Summary Financial Information...........................................................................          10
Risk Factors............................................................................................          13
Where You Can Find More Information.....................................................................          21
Incorporation of Certain Information by Reference.......................................................          22
Cautionary Statement Regarding Forward-looking Statements...............................................          23
The Merger..............................................................................................          24
Description of Merger Agreement.........................................................................          55
Unaudited Pro Forma Financial Statements................................................................          60
Description of 3DX......................................................................................          66
Projects, Business Relationships and Technology.........................................................          68
Oil and Gas Reserves....................................................................................          74
Selected Financial Data.................................................................................          78
Management's Discussion and Analysis of Financial Condition and Results of Operations...................          79
Liquidity and Capital Resources.........................................................................          85
Election of Directors of Esenjay Exploration, Inc.......................................................          93

Exhibit A--Plan and Agreement of Merger.................................................................         A-1
Exhibit B--Certificate of Designations of the Series a Convertible Preferred Stock......................         B-1
Exhibit C--Fairness Opinion of Harris Webb & Garrison, Inc..............................................         C-1
Exhibit D--Section 262 of Delaware General Corporation Law..............................................         D-1
Exhibit E--Fairness Opinion of Cornerstone Ventures L.P.................................................         E-1

                                    SUMMARY


    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO FULLY UNDERSTAND THE MERGER AND FOR A MORE DETAILED DESCRIPTION OF THE LEGAL TERMS OF THE MERGER AND THE TERMS OF THE SERIES A CONVERTIBLE PREFERRED STOCK YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT AND THE DOCUMENTS REFERRED TO IN "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 21. THE PLAN AND AGREEMENT OF MERGER IS INCLUDED AS EXHIBIT A TO THIS PROXY STATEMENT/PROSPECTUS, AND THE CERTIFICATE OF DESIGNATIONS OF THE SERIES A CONVERTIBLE PREFERRED STOCK IS INCLUDED AS EXHIBIT B.


INTRODUCTION

    This proxy statement/prospectus relates to the meetings of stockholders to be held by Esenjay Exploration, Inc. and 3DX Technologies Inc. at which the Esenjay stockholders and 3DX stockholders will consider and vote upon a proposal to approve and adopt a Plan and Agreement of Merger between Esenjay and 3DX. If the merger is approved, 3DX will cease to be a separate company and 3DX's stockholders will become holders of Esenjay's common stock, preferred stock or a combination of common stock and preferred stock.

STOCKHOLDER MEETINGS


    Esenjay's annual meeting will be held at its offices located at One Allen Center, 500 Dallas, Suite 2920, Houston, Texas, on Tuesday, September 14, 1999, at 10:00 a.m., Central Daylight Time. The record date for stockholders of Esenjay entitled to notice of and to vote at Esenjay's annual meeting is August 19, 1999. In addition to voting on approval of the merger, Esenjay's stockholders will elect three class II directors whose terms will expire 2002. The holders of Esenjay's common stock are entitled to one vote per share on each matter presented to the stockholders.



    3DX's special meeting will be held at its corporate offices located at 12012 Wickchester, Suite 250, Houston, Texas, on Tuesday, September 14, 1999, at 10:00 a.m., Central Daylight Time. The record date for stockholders of 3DX entitled to notice of and to vote at 3DX's special meeting is August 19, 1999. The holders of 3DX's common stock are entitled to one vote per share on each matter presented to the stockholders.


THE MERGER

    MERGER. If the merger is approved and adopted by Esenjay's stockholders and 3DX's stockholders, and the merger is consummated, 3DX will be merged into Esenjay with Esenjay being the surviving corporation.

    If the merger is consummated, 3DX stockholders will have their choice of either of the following forms of merger consideration, or a combination of both:

    - one share of Esenjay common stock for each 3.25 shares of issued and outstanding 3DX common stock; or


    - one share of Esenjay Series A convertible preferred stock for each 2.75 shares of issued and outstanding 3DX common stock


    In order to limit potential negative Federal income tax consequences for Esenjay, 3DX and 3DX stockholders, if holders of an aggregate of more than 50% of the shares of 3DX common stock elect to receive preferred stock in the merger, the amount electing to receive preferred stock will be pro rated so that an aggregate of only 50% of the total shares of 3DX common stock will be converted into preferred stock, with the other shares of 3DX common stock being converted into Esenjay common stock.

    OWNERSHIP OF ESENJAY. As of August 10, 1999, Esenjay had 15,832,271 shares of common stock issued and outstanding, and no issued or outstanding shares of preferred stock. As of August 6, 1999, 3DX had 9,691,761 shares of common stock issued and outstanding and, at the same date, an additional 1,006,024 shares were reserved for issuance in conjunction with the various employee benefit plans and under other agreements as disclosed in the merger agreement. Assuming the shares reserved for issuance by 3DX were issued in the form of common stock before the closing of the merger, there would be a total of 10,697,785 shares of 3DX common stock participating in the merger. Assuming that 50% of the 3DX shares were converted into Esenjay common stock and 50% of the 3DX shares were converted into preferred stock, each share of which preferred stock ultimately converted into one share of Esenjay common stock, the current 3DX stockholders would then own 18.5% of Esenjay and the current Esenjay stockholders would then own 81.5% of Esenjay. Exact ownership will be affected by the number of current 3DX stockholders who actually elect to receive common stock and those who actually elect to receive preferred stock, as well as the ultimate disposition of the preferred stock under the provisions and characteristics of the preferred stock as described in the following paragraph.



    THE SERIES A PREFERRED STOCK. Set forth below is a summary of the most important features of the Series A preferred stock:


Dividends:........................  None, except if dividends are paid on the common stock, the preferred stock must receive the same dividend based
                                    on one share of preferred stock being equal to one share
                                    of common stock.

Voting Rights:....................  Holders of the preferred stock can elect one director as long as any shares of preferred stock remain
                                    outstanding.

Redemption:.......................  For a period of one year from the effective date of the merger and at its sole option, Esenjay may redeem any or
                                    all of the Series A preferred stock at a price of $1.925
                                    per share plus accumulated and unpaid dividends, if any.
                                    No holder of Series A preferred stock shall have any
                                    right to require Esenjay to redeem any or all of the
                                    shares of Series A preferred stock.

Automatic Conversion:.............  If Esenjay has not exercised its optional redemption right and the average trading price of Esenjay common
                                    stock during the twelfth calendar month after the
                                    effective date of the merger is less than $1.875, the
                                    holders of Series A preferred stock may elect for
                                    optional conversion. If a holder of Series A preferred
                                    stock elects optional conversion, Esenjay may choose, at
                                    its sole option, to convert each electing share of
                                    Series A preferred stock into either:

                                    -  a number of shares of Esenjay common stock equal to
                                       $1.875 divided by the average trading price of
                                       Esenjay's common stock during the twelfth calendar
                                       month after the effective date of the merger, to a
                                       maximum of 3.75 shares; or

                                    -  $1.65 in cash per share of preferred stock.

Optional Conversion:..............  Each share of Series A preferred stock that remains issued and outstanding shall be automatically converted
                                    into one share of Esenjay common stock:

                                    -  on the first day of the thirteenth calendar month
                                    after the effective date of the merger, if the average
                                       trading price of Esenjay common stock during the
                                       twelfth calendar month after the effective date of
                                       the merger is greater than, or equal to, $1.875; or

                                    -  on the first day of the fourteenth calendar month
                                    after the effective date of the merger if the average
                                       trading price of Esenjay common stock during the
                                       twelfth calendar month after the effective date of
                                       the merger is less than $1.875 and the Series A
                                       preferred stock is not converted under the optional
                                       conversion provisions set forth above.

    If a holder of preferred stock does not exercise its right to optional conversion, each share of preferred stock will automatically be converted into one share of Esenjay common stock on the first day of the fourteenth calendar month after the effective date of the merger.

    The preferred stock will not be as liquid as Esenjay's common stock because the preferred stock will not be quoted for trading on the Nasdaq Small-Cap Market or listed for trading on any national stock exchange; however, Esenjay intends to post the preferred stock on the Nasdaq Bulletin Board System. There can be no assurance that there will be an active market to buy or sell preferred stock. Furthermore, because of Esenjay's right to redeem the preferred stock, the upside potential of the preferred stock is limited.

    THE PARTIES. Esenjay Exploration, Inc. is an independent energy company engaged in the exploration for and development of natural gas and oil. Esenjay has assembled an inventory of 39 technology enhanced natural gas and oil exploration projects along the Texas and Louisiana Gulf Coast. Esenjay, Esenjay Petroleum Corporation and Aspect Resources LLC have spent several years identifying and evaluating many of the exploration projects. Each of the exploration projects differs in scope and character and consists of one or more types of assets, such as 3-D seismic data, leasehold positions, lease options, working interests in leases, royalty interests or other mineral rights.

    Esenjay's headquarters are located at 500 North Water, Suite 1100 S, Corpus Christi, Texas 78471, and its telephone number is (361) 883-7464.

    3DX is a knowledge-based oil and gas exploration company whose strategic focus is the use of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. 3DX enters into arrangements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. 3DX participates in selected exploration projects as a non-operating working interest owner, sharing both risks and rewards with its partners. 3DX commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, 3DX seeks to improve the expected return on investment in its oil and gas projects.

    3DX has developed a screening process that it applies to all projects that it considers. The screening process, adapted continually to incorporate 3DX's ongoing experience, is designed to produce a balanced portfolio of projects that have reliable and experienced operating partners, are conducive to the application of advanced 3-D technology, have significant upside potential and may be extended into exploration trends.

    3DX's headquarters are located at 12012 Wickchester, Suite 250, Houston, Texas 77097, and its telephone number (281) 579-3398.

    REASONS FOR THE MERGER. Esenjay and 3DX both are in the business of exploration and development of natural gas and oil based on 3-D seismic imaging and other advanced technologies. Esenjay's board of directors and 3DX's board of directors each believe that the merger will result in significant benefits including management synergies, expansion of available 3-D seismic and other technology, and administrative cost savings.

    REPRESENTATIONS AND WARRANTIES. The specific obligations of Esenjay and 3DX to consummate the merger and related transactions are subject to the accuracy of certain representations and warranties of each party set forth in the merger agreement.

CONDITIONS PRECEDENT TO CLOSING

    The obligations of Esenjay and 3DX to consummate the merger are subject to the satisfaction of certain conditions including that the favorable opinion of Harris Webb & Garrison, Inc., as to the fairness, from a financial point of view, of the consideration to be paid by Esenjay in the merger, shall not have been withdrawn at the effective date of the merger. Furthermore, the stockholders of both companies must approve the merger.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated by mutual consent of the parties or by either Esenjay or 3DX individually if:

    - any condition precedent to the merger has not been met by either party;


    - there has been a material adverse change, as defined in the merger agreement, in the business of the other party;


    - any legal action regarding the merger has been brought by any federal or state government entity; or

    - the merger has not been consummated by September 15, 1999.

TERMINATION FEE

    3DX must pay Esenjay a termination fee plus Esenjay's expenses if 3DX fails to consummate the merger because of:

    - failure to obtain approval of 3DX's stockholders to the merger;

    - acceptance of a BONA FIDE proposal from a third party that 3DX's board of directors determines to be clearly and unambiguously more favorable to 3DX's stockholders;

    - the withdrawal of the opinion of Harris Webb & Garrison, Inc. relating to the fairness, from a financial point of view, of the consideration to be paid by Esenjay;

    - 3DX's board of directors modifies or withdraws its recommendation in favor of the merger; or

    - 3DX solicits or accepts a competing acquisition or merger offer.

MANAGEMENT AFTER THE MERGER

    If the merger is approved by the stockholders of Esenjay and 3DX and the merger is consummated, the persons named in the merger agreement will be the directors of Esenjay until their successors are elected and qualified. The directors named in the merger agreement include all of

Esenjay's current directors and one director that has been designated by 3DX as the director to be elected by the holders of the preferred stock. The director elected by the holders of the preferred stock will serve until his successor has been elected and qualified under the terms of the Certificate of Designations or until no shares of the preferred stock remain issued and outstanding. After consummation of the merger, the headquarters of Esenjay will remain located at 500 North Water, Suite 1100 S, Corpus Christi, Texas 78471.

FAIRNESS OPINIONS

    Cornerstone Ventures, L.P. has delivered to Esenjay's board of directors a written opinion dated June 18, 1999 to the effect that as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the terms of the merger are fair from a financial point of view to the stockholders of Esenjay. At the direction of Esenjay's board of directors, Cornerstone limited the scope of their review to documents regarding the merger, financial statements of both companies and material regarding oil and gas properties owned by each company. Cornerstone was not requested to and did not perform detailed comparative or market analyses. The full text of Cornerstone's fairness opinion is attached to this proxy statement/prospectus as EXHIBIT E.

    Harris Webb & Garrison, Inc. has delivered an opinion, dated May 11, 1999, to the board of directors of 3DX to the effect that as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the merger consideration is fair from a financial point of view to 3DX. The full text of the fairness opinion, which sets forth the assumptions and matters considered and limitations on the review undertaken, is attached to this proxy statement/prospectus as EXHIBIT C, and should be read carefully and in its entirety.

FEDERAL INCOME TAX PURPOSES

    The merger is intended to be tax-free to Esenjay, 3DX and their respective stockholders under the Internal Revenue Code. We strongly urge you to consult your tax advisor to determine your particular United States federal, state, local or foreign income tax consequences resulting from the merger, with respect to your individual circumstances.

ACCOUNTING TREATMENT

    The merger will be accounted for as a purchase. Esenjay will be treated as the acquiror of 3DX's business and as a result, the total value of the Esenjay shares issued in the merger will be allocated and recorded based upon the estimated fair values of the net assets of 3DX.

RIGHTS OF DISSENTING STOCKHOLDERS

    According to Delaware General Corporation Law, any holder of 3DX common stock who files a demand for appraisal in writing before the vote taken at the 3DX Special Meeting and whose shares are not voted in favor of the merger, will be entitled to appraisal rights under Section 262 of the Delaware General Corporation Law.

BOARD RECOMMENDATIONS


    The boards of directors of each of Esenjay and 3DX have approved the merger agreement and recommend the adoption of the merger agreement by the Esenjay and 3DX stockholders. In evaluating the merger, the board of directors of each of Esenjay and 3DX considered many factors, including the factors set forth in "The Merger--Esenjay's Reason's for the Merger" and "--3DX's Reasons for the Merger" beginning on page 29.

EFFECTIVE DATE

    The merger will become effective on the filing of the certificate of merger with the Secretary of the State of Delaware. The certificate of merger will be filed as soon as practicable after all conditions to the obligations of Esenjay and 3DX to consummate the merger have been satisfied or waived.

RISK FACTORS


    Stockholders of both 3DX and Esenjay should carefully evaluate the matters set forth under "Risk Factors" beginning on page 13 of this proxy statement/prospectus.


ELECTION OF DIRECTORS

    NOMINEES. Three persons have been nominated for election at Esenjay's annual meeting as class II directors to hold office until 2002 or until their successors have been elected and qualified.

    EFFECTIVE APPROVAL OF THE MERGER. If the merger is approved and consummated, the persons named in the merger agreement will become the directors of Esenjay until their successors are elected and qualified. These persons include one nominee to represent the holders of the preferred stock. If the merger is not approved, the person designated to represent the holders of the preferred stock will not become a director. The persons receiving the greatest number of votes for election as class II directors at the annual meeting will be elected as class II directors and Esenjay's board of directors otherwise will not be affected.

VOTE REQUIRED

    The affirmative vote of the holders of a majority of issued and outstanding shares of Esenjay common stock and a majority of the issued and outstanding 3DX common stock is required to approve the merger agreement.

    2,408,414 shares of 3DX common stock are currently owned by, or are expected to be owned at the time of the merger by, officers and directors of 3DX and their affiliates. These shares represent 22.5% of the amount of the 3DX shares anticipated to be outstanding as of the time of the merger. All of these shares are subject to voting agreements in which the holders have agreed to vote their shares in favor of the merger.

    9,533,367 shares of the Esenjay common stock are owned by two of Esenjay's stockholders. These shares represent 60.4% of the amount of the Esenjay shares outstanding as of the time of the merger. All of these shares are subject to voting agreements in which the holders have agreed to vote their shares in favor of the merger. Therefore, approval of the merger by Esenjay's stockholders is assured by these voting agreements.

    SINCE A MAJORITY OF THE OUTSTANDING SHARES OF BOTH ESENJAY AND 3DX ARE REQUIRED FOR APPROVAL OF THE MERGER, RATHER THAN A MAJORITY OF THE SHARES REPRESENTED AT THE MEETINGS, FAILURE TO VOTE OR AN ABSTENTION FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

    A plurality of the votes present at the Esenjay annual meeting is required for the election of the director nominees.

REVOCATION OF PROXY

    A stockholder of either company may revoke a proxy by:

    - delivering to the appropriate company written notice of revocation;

    - delivering to the appropriate company a proxy signed on a later date; or

    - voting in person at the stockholders meeting.

CHOICE OF MERGER CONSIDERATION AND EXCHANGE OF SHARES

    At the time 3DX stockholders vote their shares at the special meeting, either by proxy or in person, the 3DX stockholders will elect the form of merger consideration they desire to receive if the merger is consummated. 3DX stockholders should indicate their choice of merger consideration whether or not they vote in favor of the merger. Following the consummation of the merger, 3DX stockholders will receive a letter of transmittal instructing them how to exchange their certificates of 3DX common stock for certificates of Esenjay stock. No certificates for Esenjay stock will be issued without Esenjay's receipt of the executed letter of transmittal and 3DX stock certificate.

REGULATORY MATTERS

    Esenjay and 3DX are not aware of any governmental or regulatory requirements for consummation of the merger other than compliance with applicable state corporate laws, federal and state securities laws and federal antitrust laws.

MARKET PRICE DATA


    3DX common stock is traded on the over-the-counter market. On May 11, 1999, the last day before the public announcement of the execution of the merger agreement, the closing bid price of the 3DX common stock as reported, was $0.25 per share. On August 17, 1999, the closing per share bid price of the 3DX common stock was $0.50. Esenjay common stock is traded on the Nasdaq SmallCap Market. No shares of Esenjay preferred stock are currently outstanding, although it is anticipated that following the merger they will be listed for trading on the NASDAQ Bulletin Board.



    On May 11, 1999, the last day before the public announcement of the execution of the merger agreement, the closing price of the Esenjay common stock as reported, was $2.375 per share. On August 17, 1999, the closing per share bid price of the Esenjay common stock was $2.125.


    Stockholders are urged to obtain current price information for the 3DX common stock and the Esenjay common stock in connection with their consideration of the merger.

                         SUMMARY FINANCIAL INFORMATION

    The following historical consolidated financial information of Esenjay and 3DX has been derived from their respective historical consolidated financial statements and should be read in conjunction with the separate consolidated financial statements and accompanying notes located elsewhere in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. The selected historical consolidated financial information is not necessarily indicative of results to be expected after the merger is consummated.

                           ESENJAY EXPLORATION, INC.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                         YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                                                                 31,                 JUNE 30,
                                                                        ---------------------  --------------------
                                                                           1998       1997       1999       1998
                                                                        ----------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues..............................................................  $    1,716  $     909  $   2,244  $     349
                                                                        ----------  ---------  ---------  ---------
Cost and expenses:
  Production and exploration costs....................................      11,624      3,065      1,909      3,894
  Depletion, depreciation and amortization............................       1,523        316      1,176        138
  Amortization of unproved properties.................................       6,937         --      4,358         --
  Impairment of oil and gas properties................................       5,832        349         --         --
  Interest expense....................................................         620         61        308        218
  General and administrative..........................................       4,501      2,072      3,082      1,720
                                                                        ----------  ---------  ---------  ---------
Net loss..............................................................     (29,321)    (4,954)    (8,589)    (5,621)
Cumulative preferred stock dividend...................................          48        103         --         48
                                                                        ----------  ---------  ---------  ---------
Net loss per common and common stock equivalent.......................  $  (29,369) $  (5,057) $  (8,589) $  (5,669)
                                                                        ----------  ---------  ---------  ---------
                                                                        ----------  ---------  ---------  ---------
Basic and diluted net loss per common and common stock equivalent.....  $    (2.97) $   (3.07) $   (0.54) $   (1.32)
                                                                        ----------  ---------  ---------  ---------
                                                                        ----------  ---------  ---------  ---------
Weighted average common shares outstanding............................       9,882      1,646     15,790      4,280
                                                                        ----------  ---------  ---------  ---------
                                                                        ----------  ---------  ---------  ---------



                                                                                                         AS OF
                                                                                                     JUNE 30, 1999
                                                                                                     -------------
BALANCE SHEET DATA:
Working capital (deficit)..........................................................................   $   (15,445)
Property and equipment, net........................................................................   $    50,906
Total assets.......................................................................................   $    57,174
Long-term debt (excluding current maturities)......................................................   $     9,611
Stockholders' equity...............................................................................   $    26,744

                             3DX TECHNOLOGIES INC.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                          YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                                                                  31,                 JUNE 30,
                                                                         ---------------------  --------------------
                                                                           1998        1997       1999       1998
                                                                         ---------  ----------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues...............................................................  $   4,599  $    3,631  $   1,000  $   2,090
                                                                         ---------  ----------  ---------  ---------
Costs and expenses:
  Lease operating......................................................        732         437        157        335
  Impairment of oil and gas properties.................................      7,864       9,061      2,279      5,208
  Depletion, depreciation & amortization...............................      3,545       2,636        994      1,744
  General and administrative and other(1)..............................      2,047       2,533        854      1,194
                                                                         ---------  ----------  ---------  ---------
    Total costs and expense............................................     14,188      14,667      4,284      8,481
                                                                         ---------  ----------  ---------  ---------
Net loss...............................................................     (9,589)    (11,036)     3,284     (6,391)
                                                                         ---------  ----------  ---------  ---------
Basic and diluted net loss per common share............................  $   (1.15) $    (1.53) $   (0.35) $   (0.85)
                                                                         ---------  ----------  ---------  ---------
                                                                         ---------  ----------  ---------  ---------
Weighted average number of common shares outstanding...................      8,328       7,194      9,488      7,490
                                                                         ---------  ----------  ---------  ---------
                                                                         ---------  ----------  ---------  ---------



                                                                                                             AS OF
                                                                                                           JUNE 30,
                                                                                                             1999
                                                                                                          -----------
BALANCE SHEET DATA:
Working capital.........................................................................................   $     420
Property and equipment, net.............................................................................   $   7,568
Total assets............................................................................................   $   9,461
Borrowings on credit agreement..........................................................................   $     750
Stockholder's equity (deficit)..........................................................................   $   7,302


------------------------

(1) As discussed in Note 2 to the 3DX December 31, 1998 financial statements, rental income has been reflected as a reduction of general and administrative expenses in all periods presented.

       ESENJAY AND 3DX COMBINED SELECTED PRO FORMA FINANCIAL INFORMATION


    The selected unaudited combined pro forma consolidated historical financial information has been derived from the unaudited pro forma financial statements appearing elsewhere in this proxy statement/ prospectus and should be read in conjunction with those statements and accompanying notes. The pro forma information is not necessarily indicative of the results that would have been obtained if the merger had been consummated on January 1, 1998 in the case of the statement of operations data or on June 30, 1999 in the case of the balance sheet data. Furthermore, the pro forma information is not necessarily indicative of the results that may be obtained in the future.



                                                                                     PRO FORMA        PRO FORMA
                                                                                 SIX MONTHS ENDED     YEAR ENDED
                                                                                     JUNE 30,        DECEMBER 31,
                                                                                       1999              1998
                                                                                 -----------------  --------------
STATEMENT OF OPERATIONS DATA:
Revenues.......................................................................   $     3,243,434   $    6,315,147
Cost and Expenses:
  Production and exploration costs.............................................         2,741,380       14,027,496
  Depletion, depreciation and amortization.....................................         2,488,845        4,148,806
  Impairment of oil and gas properties.........................................         2,278,945       13,695,560
  Amortization of unproved properties..........................................         4,358,000        6,937,300
  Interest Expense.............................................................           308,439          632,968
  General & administrative expenses............................................         3,936,554        6,535,412
                                                                                 -----------------  --------------
Net loss.......................................................................       (12,868,729)     (39,662,395)
                                                                                 -----------------  --------------
Cumulative preferred stock dividend............................................                --           48,136
                                                                                 -----------------  --------------
Net income (loss) applicable to common stockholders............................   $   (12,868,729)  $  (39,710,531)
                                                                                 -----------------  --------------
                                                                                 -----------------  --------------
Basis and diluted net loss per common and common stock equivalent..............   $         (0.65)  $        (2.88)
                                                                                 -----------------  --------------
                                                                                 -----------------  --------------
Weighted average common shares outstanding.....................................        19,680,188       13,772,331
                                                                                 -----------------  --------------
                                                                                 -----------------  --------------



                                                                                                      PRO FORMA
                                                                                                    AS OF JUNE 30,
                                                                                                         1999
                                                                                                    --------------
BALANCE SHEET DATA:
Working capital (deficit).........................................................................  $  (15,024,923)
Property and equipment, net.......................................................................  $   58,951,521
Total assets......................................................................................  $   67,113,851
Long-term debt (excluding current maturities).....................................................  $   10,361,154
Stockholders' equity..............................................................................  $   34,524,231


                                                                                                    PRO FORMA
                                                                                                AS OF DECEMBER 31,
                                                                                                     1998(1)
                                                                                                ------------------
RESERVE INFORMATION:
Proved Reserves (Mcfe)........................................................................        16,788,000
Future net cash flows.........................................................................    $   23,982,000
Standardized measure of discounted future net cash flows......................................    $   18,302,000

------------------------

(1) Amounts reflect the combined reserve information of Esenjay and 3DX.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DETERMINING WHETHER TO VOTE TO APPROVE THE MERGER AND THE RESULTING ISSUANCE OF THE SHARES OF ESENJAY COMMON STOCK OR PREFERRED STOCK IN EXCHANGE FOR 3DX COMMON STOCK.

RISK FACTORS RELATING TO THE MERGER

LIMITATIONS ON MERGER CONSIDERATION

    IF A 3DX STOCKHOLDER FAILS TO VOTE ON THE MERGER AND THE MERGER IS APPROVED, THAT 3DX STOCKHOLDER WILL RECEIVE COMMON STOCK AS MERGER CONSIDERATION EVEN IF THAT 3DX STOCKHOLDER WOULD RATHER RECEIVE PREFERRED STOCK.

    Similarly, if a 3DX stockholder votes against the merger and the merger is consummated, a 3DX stockholder will receive common stock in the merger unless:

    - the 3DX stockholder elected to receive preferred stock either on the proxy card or at the special meeting; or

    - the 3DX stockholder elects to exercise his dissenters rights.

Therefore, the failure to vote in the merger or voting against the merger could result in a 3DX stockholder not receiving the form of consideration that 3DX stockholder would like to receive.

    WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE ESENJAY AND 3DX, AND WE MAY NOT REALIZE EXPECTED COST SAVINGS.

    We may encounter difficulties in integrating the previously separate organizations and operations of Esenjay and 3DX. The management of the combined company will have to devote substantial attention and resources to the integration of the two companies. The diversion of management's attention and any difficulties it encounters in the transition and integration processes could have an adverse effect on the combined company. The combined company may also experience operational interruptions or the loss of key employees, customers or suppliers. As a result, we may not realize any of the anticipated benefits of the merger.

    THE VALUE OF THE CONSIDERATION THE 3DX STOCKHOLDERS WILL RECEIVE MAY DECREASE BETWEEN NOW AND THE COMPLETION OF THE MERGER.

    If the merger is approved, each 3DX stockholder opting to receive Esenjay common stock in the merger will receive consideration fixed at one share of Esenjay common stock for each 3.25 shares of 3DX common stock. The value of the Esenjay common stock received by the 3DX stockholders will depend on the market price of Esenjay common stock, which may be lower than the market price of Esenjay common stock on the day the merger was announced. The value of the Esenjay common stock may further fluctuate the day that Esenjay preferred stock is converted into Esenjay common stock. The value of the preferred stock issued to 3DX stockholders also will be subject to fluctuation. Even though holders of the preferred stock will have the right to convert it into common stock if the average daily trading price during the twelfth month after effective date of the merger should fall below $1.875, the number of shares of common stock issuable on that conversion is capped at 3.75 shares. Moreover, Esenjay will have the right to redeem the preferred stock for $1.925 per share. Esenjay would have an economic incentive to redeem the preferred stock if the value of the Esenjay common stock into which the preferred stock could be converted exceeded $1.925 per share. Therefore, holders of preferred stock may be limited in the upside value of the preferred stock.

    THE ESENJAY PREFERRED STOCK IS SUBJECT TO LIQUIDITY RISKS AND HAS LIMITED UPSIDE POTENTIAL.

    Even though Esenjay preferred stock to be issued in the merger is anticipated to be listed on Nasdaq's Bulletin Board System, there can be no assurance that a holder of preferred stock will be able to sell it. Furthermore, because of Esenjay's right to redeem the peferred stock at a fixed price, the upside potential for the preferred stock could be limited. Also, if a stockholder elects optional conversion, there is a cap of a maximum of 3.75 shares of Esenjay common stock for each share of Esenjay preferred stock converted. For instance, if the average daily trading price of Esenjay common stock during the twelfth calendar month after the effective date of the merger is $0.10, holders of the preferred stock electing optional conversion into common stock would be entitled to receive 18.75 shares of common stock absent the 3.75 share cap.

    ESENJAY MAY NOT HAVE THE CASH FOR THE REDEMPTION OR CONVERSION OF THE PREFERRED STOCK.

    Esenjay's credit agreements provide that without the lenders' consent, Esenjay cannot redeem any of its securities for cash. This restriction in Esenjay's credit agreements may restrict Esenjay's ability to redeem the preferred stock for cash under either Esenjay's optional redemption right or the holder's optional conversion rights. There can be no assurance that Esenjay will have the liquidity or will be able to obtain the necessary consents of its lenders to make a cash payment to holders of the preferred stock.

RISK FACTORS RELATING TO THE COMBINED COMPANY

    VOLATILE OIL AND NATURAL GAS PRICES MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

    Prices of oil and natural gas have historically been volatile. Decreases in oil and natural gas prices would adversely affect the combined company's revenues, results of operations, cash flows and proved reserves.

    If the oil and gas industry experiences significant prolonged future price decreases, the combined company may be unable to generate sufficient cash flow from operations to make planned capital expenditures. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms also will be dependent upon oil and gas prices. Hedging agreements that limit our exposure to decreases in oil and gas prices also limit our ability to realize the benefits of increased oil and gas prices.

    MARKETABILITY OF OUR PRODUCTION MAY BE LIMITED.

    The availability of markets and the volatility of product prices are beyond our control and represent a significant risk. The marketability of our production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect our ability to produce and market oil and natural gas.

    THE COMBINED COMPANY MAY INCUR ADDITIONAL IMPAIRMENT OF PROPERTIES' CARRYING VALUES.

    Accounting rules will require that the combined company periodically review the carrying value of its oil and gas properties for possible impairment. The combined company may be required to reduce the carrying value of its oil and gas properties based on specific market factors and circumstances at the time of prospective impairment reviews. An impairment constitutes a charge to earnings that does not have an impact on the combined company's cash flow from operating activities. The reduction in the carrying values of our oil and gas properties could result in violations of financial covenants in our credit agreements. In addition, a reduction in the carrying values of our oil and gas properties could result in the recognition of noncash losses on our financial statements that would have an impact on the amount of our stockholders' equity. These financial statement consequences could project a negative image of Esenjay to the investing community and could have an adverse effect on the trading price of our securities.

    OUR BUSINESS IS SUBJECT TO SUBSTANTIAL GOVERNMENTAL REGULATION.

    Our oil and gas operations are subject to the risk that United States federal, state and local governmental laws and regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include:

    - discharge permits for drilling operations;

    - drilling and abandonment bonds;

    - reports concerning operations, the spacing of wells, and unitization and pooling of properties;

    - environmental protection; and

    - taxation.

From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, oil and gas by-products and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under laws and regulations primarily relating to protection of human health and the environment. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, as well as injunctive relief. The combined company also may be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its current properties or properties that it has owned or operated in the past.

    OUR COSTS TO COMPLY WITH ENVIRONMENTAL LAWS COULD BECOME SIGNIFICANT.

    The trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If this legislation were to be enacted, it could have a significant impact on our operating costs, as well as the oil and gas industry in general. Esenjay's cost for environmental compliance currently are comparable to the costs incurred by others in our industry; however, if new environmental laws or government regulations were adopted or changed, the combined company could incur substantial additional costs of compliance. We are unable to predict the ultimate cost of compliance.

    ESTIMATES OF OIL AND GAS RESERVES MAY CHANGE.

    Actual production, revenues, taxes, development expenditures and operating expenses with respect to the combined company's reserves will likely vary from the estimates of proved reserves of crude oil and natural gas included in this document, and such variances may be material. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, these estimates are inherently imprecise. Approximately 42% of Esenjay's and none of 3DX's total proved reserves at December 31, 1998 were undeveloped, which are by their nature less certain than proved developed reserves. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from our estimates. In addition, the proved reserve information may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which will be beyond the combined company's control.

    The present value of future net revenues referred to in this proxy statement/prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to our properties. In accordance with applicable SEC requirements, the estimated future net cash flows from proved reserves generally are based on prices and costs as of the date of the estimate, but actual future prices and costs may be materially higher or lower. The timing of actual future net cash flows from proved reserves, and their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with the development and production of oil and gas properties. In addition, the 10% discount factor, which the SEC requires to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor.

    THE COMBINED COMPANY WILL CONTINUE TO FACE STRONG COMPETITION.

    There is strong competition relating to all aspects of the oil and natural gas industry, and in particular in the exploration and development of new oil and natural gas reserves. We compete with major integrated and independent gas and oil companies for the acquisition of desirable gas and oil properties and leases, for the equipment and labor required to develop and operate these properties, and in the marketing of natural gas to end-users. Many of these competitors have financial and other resources substantially greater than ours.

    Substantial competition exists for oil and gas leases and there can be no assurance Esenjay will be able to acquire the oil and gas leases it seeks. Similar competition exists for seismic permits without which 2-D and 3-D seismic surveys cannot be conducted. There can be no assurance Esenjay can obtain the permits necessary to conduct seismic surveys it may desire to conduct. The seismic permitting risk can be greater in the State of Louisiana, where current law requires permits from owners of at least an undivided 80% interest in each tract over which a seismic survey is proposed to be conducted.

    THE COMBINED COMPANY MAY NOT BE ABLE TO REPLACE RESERVES.

    Without successful exploration, development or acquisition activities, the combined company's reserves and revenues will decline over time. Exploration, the continuing development of reserves and acquisition activities will require significant expenditures. If our cash flow from operations is not sufficient for this purpose, we may not be able to obtain the necessary funds. The inability to replace reserves could reduce the amount of credit available to us since the maximum amount of borrowing capacity available under our revolving credit facility will be based, at least in part, on the estimated quantities of our proved reserves.

    THE COMBINED COMPANY IS NOT LIKELY TO PAY DIVIDENDS.

    Neither 3DX nor Esenjay pays dividends on its common stock. Furthermore, Esenjay does not anticipate paying dividends in the near future. Esenjay is restricted under the terms of its bank credit agreement from making distributions of any type with respect to any class of its capital stock unless it meets certain financial covenants. Esenjay currently does not meet all of the financial requirements and, unless it receives a waiver from such tests, is restricted under the terms of the bank credit agreement from making any dividend payments or other distribution with respect to any class of its capital stock.

    THE COMBINED COMPANY WILL ENCOUNTER SIGNIFICANT EXPLORATION RISKS INCLUDING RISKS RELATED TO ITS HEAVY RELIANCE ON 3-D SEISMIC TECHNOLOGIES AND COMPUTER AIDED EXPLORATION.

    Exploratory drilling is a speculative activity, and there can be no assurance as to the success of our drilling program. Both Esenjay's and 3DX's strategy is to enhance the value of exploration projects through the use of 3-D seismic and computer aided exploration technologies, with an emphasis on direct hydrocarbon detection technologies. However, these technologies require greater pre-drilling expenditures than traditional drilling strategies. Even when fully used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators, and do not conclusively allow the interpreter to know if hydrocarbons will in fact be present in such structures. The costs of drilling, completing and operating wells are uncertain. Our future drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

    ESENJAY AND 3DX EACH HAVE A HISTORY OF LOSSES AND WORKING CAPITAL DEFICITS.


    Both Esenjay and 3DX have incurred substantial losses, and no assurance can be given that the combined company will be profitable. For the years ended December 31, 1997 and 1998, Esenjay had net losses of $4,953,803 and $29,321,347. Esenjay had a net loss of $8,589,400 for the six months ended June 30, 1999. Esenjay's accumulated deficit as of June 30, 1999 was $51,076,263. On a pro forma basis for the year ended December 31, 1998 and the six months ended June 30, 1999, Esenjay had net losses of $39,662,395 and $12,868,729 respectively. For the years ended December 31, 1997 and 1998, 3DX had net losses of $11,036,144 and $9,588,542. 3DX had a net loss of $3,284,112 for the six months ended June 30, 1999. 3DX's accumulated deficit as of June 30, 1999 was $32,700,246.


    Even if the combined company generates substantial cash flow, it could continue to generate losses for financial reporting purposes under our successful efforts accounting procedures.

    THE COMBINED COMPANY WILL REQUIRE SUBSTANTIAL CAPITAL TO FUND ITS EXPLORATION AND DEVELOPMENT PROJECTS.

    Historically, Esenjay has funded its capital expenditures through a combination of internally generated funds, equity and long-term debt financing, and short-term financing arrangements. Based on its current operations, Esenjay anticipates that its capital expenditures through the end of 1999 will be funded from:

    - the availability of credit under Esenjay's bank credit agreement and other credit facilities;

    - sales of promoted interests in the exploration projects to industry partners; and

    - if the foregoing financing sources are inadequate, the sale of interests in Esenjay's assets to unaffiliated third parties.

    Esenjay's credit agreement is a $20,000,000 credit facility with a current borrowing base of $9,000,000, $8,250,000 of which has been drawn down. The borrowing base under the credit facility is determined on January 1 and June 30 of each year, and Esenjay has the right to request a redetermination of the borrowing base one additional time per year. The availability of credit under the bank credit agreement is subject to several variables, such as the level of production from existing wells, prices of gas and oil and Esenjay's success in locating and producing new reserves. The bank is currently reviewing Esenjay's and 3DX's reserves in conjunction with the request of Esenjay to increase the borrowing base.

    Esenjay has an estimated capital budget in the third and fourth quarters of 1999 approximating $10-15 million. Esenjay's cash generated from operations and its committed borrowing capacity will not be sufficient to timely fund most of the estimated exploration budget. The exploration budget will primarily be funded by the sales of project interests to industry partners and/or increases in Esenjay's current credit facilities. If adequate exploration capital is not available from those sources, Esenjay will be required to either seek sources of equity funding or curtail its third and fourth quarter 1999 exploration budget. There can be no assurance that funds available to Esenjay will be sufficient to carry out its proposed plans. Esenjay does not currently have commitments to increase its borrowing base under the terms of its credit facility nor does it currently have contracts with industry partners to provide funding for its capital expenditures budget.



    ESENJAY IS NOT IN COMPLIANCE WITH THE COVENANTS IN ITS EXISTING CREDIT AGREEMENTS.



    As of June 30, 1999, Esenjay's current ratio and Esenjay's interest coverage ratio violated the covenants in the credit agreement. Bank of America NT&SA has waived noncompliance at June 30, 1999. The waiver is effective through September 30, 1999. Additional waivers may be needed in the future. In the event Bank of America NT&SA did not grant such waivers, if needed, combined company would be in noncompliance of the covenants and would seek alternative financing arrangements.



    MORTGAGES ON GAS AND OIL PROPERTIES LIMIT THE COMBINED COMPANY'S ABILITY TO BORROW ADDITIONAL FUNDS.



    Substantially all of Esenjay's oil and gas properties have been pledged to secure Esenjay's indebtedness under its credit facilities or to secure the financing relating to specific oil and gas projects. These liens limit Esenjay's ability to borrow additional funds. The amount of borrowings under the bank credit agreement is based on the maintenance of adequate natural gas and oil reserves to support the amount borrowed. Should the estimated proved natural gas and oil reserves or the price to be received for these reserves decline below the required reserve value, Esenjay would be required either to accelerate payment, repay a specified amount of the borrowings so as to have adequate reserve value to support the borrowing, or provide additional collateral for the loan. A failure by Esenjay to comply with the covenants and restrictions contained in the credit agreements, or to obtain a waiver to such covenants and restrictions, will constitute a default under the terms of the bank credit agreement and other financing agreements, resulting in the indebtedness under all of those credit arrangements becoming immediately due and payable and enabling the lenders to foreclose against the collateral for the loans.


    TITLE TO THE COMBINED COMPANY'S UNDEVELOPED OIL AND GAS LEASES MAY BE SUBJECT TO REVIEW.

    There can be no assurance that losses relating to any lease will not result from title defects, defects in the assignment of leasehold rights or prior encumbrances. Title to Esenjay's oil and gas leases, including those acquired from 3DX, will not be examined until drill sites are selected. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition other than a preliminary review of local records. Although title will be examined before drilling on a site commences, as is customary in the industry, we do not intend to purchase title insurance.

    OUR CERTIFICATE OF INCORPORATION PROVIDES FOR THE INDEMNIFICATION OF OUR OFFICERS AND DIRECTORS AND LIMITS THEIR LIABILITY.


    Esenjay's Certificate of Incorporation, as permitted by Delaware law, eliminates in some circumstances the monetary liability of Esenjay's directors for breach of their fiduciary duty as directors. In those circumstances Esenjay's directors will not be liable to Esenjay or its stockholders for breach of the duty. The Certificate of Incorporation also provides that Esenjay must indemnify its directors and officers to the full extent permitted by Delaware law. These provisions in Esenjay's certificate of incorporation will apply to the combined company, and will similarly limit the liability of the combined company's directors.



    ESENJAY IS, AND THE COMBINED COMPANY WILL BE, CONTROLLED BY TWO PRINCIPAL STOCKHOLDERS.


    Esenjay Petroleum currently owns approximately 32.7% and Aspect currently owns approximately 27.7% of Esenjay's issued and outstanding common stock. Following the merger, Esenjay Petroleum and Aspect will continue to own a substantial portion of common stock. Therefore, each of Esenjay Petroleum and Aspect are in a position to substantially influence the outcome of stockholder votes on the election of directors and other matters. In addition, if Esenjay Petroleum or Aspect were to sell a significant number of their shares of common stock in the public market, the prevailing market price of the common stock could be adversely affected.


    SEVERAL OF THE COMBINED COMPANY'S DIRECTORS WILL HAVE CONFLICTS OF INTEREST.



    Michael E. Johnson and Charles J. Smith each own 50% of Esenjay Petroleum's common stock and Alex M. Cranberg owns a controlling interest in Aspect. Furthermore, Alex Cranberg and Alex Campbell are employed by Aspect. Their respective relationships with Esenjay Petroleum and Aspect create conflicts of interest with their serving as directors of the combined company.



    Aspect has retained a substantial interest in many of the projects that Aspect transferred to Esenjay, and Aspect has the right to acquire oil and gas interests in areas adjacent to those covered by Esenjay's exploration projects. Aspect's participation in these additional exploration projects creates a conflict of interest with Esenjay and the combined company. Aspect and Esenjay have entered into an agreement that for a period of three years beginning May 19, 1998, before selling any projects that Aspect owns now or may own during the three year period in certain defined counties surrounding the exploration projects, Aspect will first offer to sell the project to Esenjay at a price and on terms identical to those initially offered to third party purchasers. Nonetheless, Aspect may continue to participate in oil and gas exploration activities outside the areas established by the acquisition agreement and the adjacent areas. Aspect is not obligated to offer Esenjay or the combined company a participation in those projects, and Aspect will be in competition with Esenjay to that extent.



    Aspect has been involved in several exploration programs with 3DX. According to 3DX's records, Mr. Cranberg's wife, Susan Morrice, currently owns 175,867 shares, or 1.8%, of the issued and outstanding 3DX common stock. Minnowburn Corporation, a corporation owned by a trust for the benefit of Ms. Morrice, Mr. Cranberg and members of their family, currently owns 369,202 shares, or 3.8%, of the issued and outstanding 3DX common stock.



    ESENJAY ENCOUNTERS RISKS IN ITS HEDGING ACTIVITIES THAT WILL ALSO BE ENCOUNTERED BY THE COMBINED COMPANY.



    In order to manage our exposure to price risks in the marketing of oil and natural gas, Esenjay has in the past and expects the combined company will continue to enter into oil and gas hedging arrangements. These arrangements may include futures contracts on the New York Mercantile Exchange, fixed price delivery contracts and financial swaps. These hedging arrangements may apply to only a portion of our production and provide only partial price protection against a decline in natural gas prices. While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains if oil and natural gas prices rise substantially over the price established by the hedging transaction. In addition, these transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:


    - production is less than expected;

    - there is a widening of price differentials between delivery points for our production and the delivery point assumed in the arrangement;

    - the counter parties to our hedge contracts fail to perform under the contracts; or

    - a sudden, unexpected event has a material impact on oil or natural gas prices.


    Esenjay's only current swap arrangement is required by its credit agreement with Bank of America NT&SA. Esenjay has 4,700 MMBtu's per day of its Gulf Coast natural gas production hedged through October 2000. This represents approximately 82% of Esenjay's average daily production for the five months ended May 31, 1999 of approximately 5,736 MMBtu per day for its Gulf Coast natural gas production. In these hedging transactions, Esenjay receives the spot price for its production and pays or receives the difference in the contractual fixed price. Therefore, after Esenjay receives the spot price, if the fixed price is greater than the spot price, Esenjay also receives the difference, but if the spot price is greater than the fixed price, Esenjay then pays the difference.


    THE COMBINED COMPANY WILL DEPEND ON KEY PERSONNEL WHO DO NOT HAVE EMPLOYMENT AGREEMENTS.



    Our business is dependent upon the performance of certain of our executive officers. We have not entered into employment agreements with these executive officers. There can be no assurance the combined company will be able to enter into any such employment agreements or otherwise retain such officers. Furthermore, Esenjay does not, and the combined company will not, maintain key-man life insurance on any of our employees.



    THE MARKET PRICE OF THE COMBINED COMPANY'S COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.



    The sale of a material number of the shares of common stock eligible for resale without restriction in the public markets or that will be eligible for resale without restriction upon registration under the terms of applicable registration rights agreements could have a material adverse effect on the trading price of the combined company's common stock.


    As of March 31, 1999, Esenjay had a total of 15,784,834 shares of common stock outstanding, 15,769,934 of which are freely tradeable without restriction or further registration under the Securities Act. In addition, 14,900 shares of common stock issued under Esenjay's 401-k Plan are "Restricted Securities" within the meaning of Rule 144 under the Securities Act of 1933 and may not be sold in the absence of registration under the Securities Act of 1933, unless an exemption from registration is available.

    Approximately 1,262,918 shares of common stock are issuable upon the exercise of existing options and warrants with exercise prices ranging from $7.20 to $21.73 per share and 210,667 shares are issuable upon the exercise of additional existing options and warrants with exercise prices ranging from $1.96 to $3.78. All of such shares have been or may be registered for resale under the terms of registration rights agreements.


    THE COMBINED COMPANY MAY ENCOUNTER YEAR 2000 COMPLIANCE ISSUES.



    The combined company will be exposed to the risk that the Year 2000 issue could cause system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send joint interest billings, or engage in similar normal business activities. During 1998, Esenjay undertook a corporate-wide initiative designed to assess the impact of the Year 2000 issue on software and hardware used in Esenjay's operations. Esenjay's initiative is to be conducted in three phases: assessment, implementation and testing. During the assessment phase, Esenjay completed a comprehensive inventory of all "mission critical" systems and equipment.



    The combined company will rely on other producers and transmission companies to conduct its basic operations. Should any third party with which the combined company will have a material relationship fail, the impact could impair our ability to perform our basic operation. Examples of such changes are an inability to transport production to market or an inability to continue drilling activities. As part of our assessment phase, we will address the most reasonably likely worst-case scenarios and potential costs.



    The majority of the combined company's technical applications will not be date sensitive. However, if such modifications are not adequate or do not operate properly, the Year 2000 issue could have a material impact on us. Of those applications that are date sensitive, most have recently been, or are currently being, upgraded. The combined company intends to complete the testing of Year 2000 modifications during the third quarter of 1999. We have not established a contingency plan but intend to formulate one to address unavoidable risks, including those discussed above. We expects to have the contingency plan formulated by mid-1999.



    Esenjay's efforts with respect to the Year 2000 issue have been handled internally by management and other company personnel. Costs of developing and carrying out this initiative are being funded from Esenjay's operations and have not represented a material expense to Esenjay to date. Esenjay has not completed its assessment but currently believes that the costs of addressing the Year 2000 issue should not be significant and should not have a material adverse impact on the financial condition of either Esenjay or the combined company.



    DISCRETIONARY ISSUANCE OF PREFERRED STOCK AND OTHER ANTI-TAKEOVER PROVISIONS INHIBIT A CHANGE OF CONTROL OF ESENJAY AND THE COMBINED COMPANY.



    Esenjay's certificate of incorporation authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of the common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the combined company, which could have the effect of discouraging bids for the combined company and, thereby, prevent stockholders from receiving the maximum value for their shares.



    In addition to the provision for the issuance of preferred stock, Esenjay's certificate of incorporation and bylaws include several other provisions that may have the effect of inhibiting a change of control of Esenjay. These include a classified board of directors, no stockholder action by written consent and advance notice requirements for stockholder proposals and director nominations. These provisions may discourage a party from making a tender offer for or otherwise attempting to obtain control of Esenjay. Moreover, as a Delaware corporation, Esenjay is subject to the provisions of the Delaware General Corporation Law that could make it difficult or tend to discourage attempts to acquire Esenjay. Delaware law includes provisions that are intended to encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with Esenjay's board of directors rather than pursue non-negotiated takeover attempts. These provision in Esenjay's certificate of incorporation will apply to the combined company, and will similarly inhibit a change of control of the combined company.


                      WHERE YOU CAN FIND MORE INFORMATION

    Esenjay and 3DX file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Esenjay's and 3DX's filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC at HTTP://WWW.SEC.GOV/.

    Esenjay has filed a registration statement on Form S-4 to register with the SEC the preferred stock and common stock to be issued to 3DX's stockholders in the merger and upon conversion of the preferred stock. This document is a part of that registration statement and constitutes a prospectus of Esenjay in addition to being a joint proxy statement of both Esenjay and 3DX. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The SEC allows Esenjay to "incorporate by reference" information into this document, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that Esenjay has previously filed with the SEC. These documents contain important information about Esenjay.


    Esenjay's Annual Report on Form 10-KSB/A for the fiscal year ending December 31, 1998 as filed on April 30, 1999; Esenjay's Quarterly Report on Form 10-QSB for the second quarter of 1999 ending June 30, 1999, as filed on August 17, 1999; and Esenjay's Quarterly Report on Form 10-QSB for the second quarter of 1999 ending June 30,1999 as filed on August 17, 1999, are incorporated by reference in this proxy statement/prospectus. A COPY OF EACH OF THESE REPORTS ARE ENCLOSED WITH THIS PROXY STATEMENT/PROSPECTUS. Also, these documents will be available upon request from David B. Christofferson, Corporate Secretary of Esenjay, 500 Dallas Street, Suite 2920, Houston, Texas 77002, telephone number
(713) 739-7100.


    All information appearing in this proxy statement/prospectus is qualified in its entirety by the information and financial statements, including the accompanying notes, appearing in the documents incorporated by reference in this proxy statement/prospectus.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    The statements made in this prospectus or in the documents we have incorporated by reference that are not statements of historical fact are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology.

    The forward-looking statements include discussions about business strategy and expectations concerning market position, future operations, seismic, drilling or exploration operations, profitability, liquidity and capital resources, and statements concerning the integration into our business of the operations we have acquired. The forward-looking statements also include our expectations concerning the anticipated benefits and risks of the merger. Although we believe that the expectations in such statements are reasonable, we cannot give any assurance that those expectations will be correct, and we cannot give any assurance that any of the anticipated benefits to us from the merger will be realized or that the risks to investors in the merger will not occur.

    We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

    Uncertainties are inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond Esenjay's and 3DX's control. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production after the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates generally are different from quantities of oil and natural gas that ultimately are recovered. Drilling and exploration plans are subject to modification based upon seismic analysis, drilling results, production results, and capital availability. Capital availability may also be affected by many factors including market conditions and exploration results.

    Additional important factors that could cause actual results to differ materially from Esenjay's and 3DX's expectations are disclosed elsewhere in this proxy statement/prospectus.

    All subsequent written and oral forward-looking statements attributable to the companies or persons acting on their behalf are expressly qualified in their entirety by such factors.

                                   THE MERGER


    THE FOLLOWING DISCUSSION SETS FORTH A DESCRIPTION OF MATERIAL TERMS AND CONDITIONS OF THE MERGER. THE DESCRIPTION OF THE MERGER IS QUALIFIED BY, AND SUBJECT TO, THE MORE COMPLETE INFORMATION SET FORTH IN THE PLAN AND AGREEMENT OF MERGER, WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS EXHIBIT A, AND THE STATEMENT OF ESENJAY EXPLORATION, INC. ESTABLISHING THE DESIGNATIONS, PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS OF ITS SERIES A CONVERTIBLE PREFERRED STOCK, WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS EXHIBIT B, BOTH OF WHICH ARE INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE.


GENERAL DESCRIPTION OF THE MERGER.

    On May 11, 1999, Esenjay and 3DX entered into the Plan and Agreement of Merger. If the merger is approved by the stockholders of both companies and is consummated, 3DX will be merged into Esenjay with Esenjay being the surviving company. The merger will be effective when Esenjay files a Certificate of Merger with the Secretary of State of the State of Delaware. On the effective date of the merger, and without any further action by the stockholders, the following events will occur:

    - 3DX will cease to exist as a separate entity, except as required to continue by statute;

    - the existing directors of Esenjay will continue in their positions with the addition of C. Eugene Ennis as a director of Esenjay representing the holders of the preferred stock;

    - the incumbent officers of Esenjay before the effective date shall continue in their respective offices until their successors are duly elected and qualified; and

    - holders of 3DX common stock will have their choice of either of the following forms of merger consideration or a combination thereof:

       - one share of Esenjay common stock for each 3.25 shares of issued and outstanding 3DX common stock; or


       - one share of Esenjay Series A convertible preferred stock for each 2.75 shares of issued and outstanding 3DX common stock.


    In order to limit potential negative Federal income tax consequences for Esenjay, 3DX and 3DX stockholders, if holders of an aggregate of more than 50% of the shares of 3DX common stock elect to receive preferred stock in the merger, the amount electing to receive preferred stock will be pro rated so that an aggregate of only 50% of the total shares of 3DX common stock will be converted into preferred stock, with the other shares of 3DX common stock being converted into Esenjay common stock.

BACKGROUND


    During the first and second quarter of 1998, 3DX's management aggressively pursued a capital infusion into 3DX. C. Eugene Ennis, CEO and President of 3DX during this period of time, initiated contact with Mr. Cranberg concerning his potential interest in taking an equity position in 3DX. Between May 11 and May 22, 1998, Mr. Cranberg met with 3DX's management to review geologic, engineering and economic information concerning 3DX's key exploration prospects. As a result of the completion of this review, Mr. Cranberg and Mr. Ennis decided to continue their discussions. On May 26, 1998, Mr. Nowak, CEO and President of 3DX, and Randy Keys, then Chief Financial Officer at 3DX, met with Mr. Cranberg in Denver to begin negotiations on the equity infusion transaction. Follow-up meetings in Denver began on June 1, 1998. By Wednesday, June 3, 1998, 3DX had negotiated a deal with Mr. Cranberg that was presented to the 3DX Board and to stockholders for approval. Mr. Cranberg brought together multiple investors to fund a $2,200,000 equity infusion into 3DX. Mr. Cranberg's wife, Susan Morrice, purchased 111,147 shares of 3DX common stock in the offering. Minnowburn Corporation, a corporation owned by a trust for the benefit of Ms. Morrice,

Mr. Cranberg and members of their family, purchased 233,333 3DX shares. Mr. Cranberg did not purchase any shares. According to 3DX's records, Ms. Morrice currently owns 175,867 shares, or 1.8%, of the issued and outstanding 3DX common stock and Minnowburn currently owns 369,202 shares, or 3.8%, of the issued and outstanding 3DX common stock.


    3DX initially expected that the investment group would purchase $5,000,000 of its common shares at a purchase price of $1.50 a share. However, Nasdaq requirements prohibited the issuance of the contemplated number of shares without prior 3DX stockholder approval. Consequently, the transaction was structured to provide for an initial purchase of 1,462,044 shares of 3DX common stock at $1.50 a share, representing an initial investment of approximately $2,200,000, with the purchasers having an option to purchase another 1,871,290 shares at $1.50 per share sixty days later. The optioned shares represented the remaining $2,800,000 of the expected $5,000,000 investment. The option was only exercisable following 3DX stockholder approval or 3DX's receipt of a Nasdaq exemption from the stockholder approval requirement.

    In August 1998, the investors who made the $2,200,000 investment informed 3DX's management that they would not exercise their option to purchase the remaining $2,800,000 of 3DX shares due to a general decline in oil and gas prices and in the market value of the shares of 3DX and of other companies in the oil and gas sector. 3DX then began exploring possibilities for an additional capital infusion or for a possible sale or merger of 3DX. The 3DX board of directors determined that either a significant additional capital infusion or a strategic combination resulting in a larger company was necessary for 3DX to compete effectively in the conditions facing the oil and gas industry. From August 1998 to March 1999, representatives from 3DX met with 18 different merger candidates, including Esenjay. 3DX met with 10 additional parties throughout this period to explore alternative financing transactions in lieu of a merger or sale. Discussions with sources of additional capital were ultimately abandoned due to the high cost of capital and the resulting severe dilution that would be suffered by 3DX's stockholders.

    3DX initially met with Esenjay to discuss a possible merger on August 20, 1998 in a meeting suggested by Mr. Alex Cranberg. Beginning with these initial discussions and through the negotiation of the terms of the merger, Esenjay was represented by David W. Berry, chairman of the board of Esenjay, Alex Campbell, a director of Esenjay, and David B. Christofferson, Esenjay's senior vice president and chief financial officer. 3DX was represented by C. Eugene Ennis, chairman of the board of 3DX, Russell Allen, 3DX's vice president of finance and chief financial officer, and Ronald P. Nowak, 3DX's president.

    Several prospective merger partners were allowed access to information about 3DX and its properties in order to further evaluate a proposed transaction. After several weeks of discussions, on November 2, 1998 3DX signed a letter of intent to merge with Fortune Natural Resources Corporation. The letter of intent provided for a proposed merger of 3DX into Fortune, under which 3DX's stockholders would be issued 0.75 shares of Fortune common stock for each share of 3DX common stock outstanding. In addition, the 3DX stockholders would be entitled to receive up to an aggregate of 3,862,605 additional Fortune shares if the proved reserves resulting from the development of 3DX's exploration prospects during the two year period following the merger exceeded the proved reserves booked by Fortune during the two year period as a result of its other prospects. The issuance of additional shares was to be at the rate of one Fortune common share for each 9 MCFE of proved reserves acquired from 3DX in the merger. No additional shares would have been issuable if Fortune common shares traded for an average closing price equaling $3.50 during any 30 day period before December 31, 2000. The letter of intent stated that Fortune had received a commitment from a third party investor for funds to be used in the exploration and development of the 3DX prospects to be acquired by Fortune. The letter of intent was subject to several contingencies typical for such a transaction, such as the satisfactory completion of due diligence and the preparation and execution of definitive agreements. In December 1998, 3DX learned that the third party investor expected to be

Fortune's source of financing for the drilling of the 3DX prospects had withdrawn. 3DX notified Fortune that it was unwilling to extend the letter of intent and confirmed its termination by a letter to Fortune and a press release dated January 4, 1999. 3DX then reopened discussions with Esenjay and several other candidates.

    On January 25, 1999, David W. Berry, Chairman of the Board for Esenjay, wrote to Mr. Ennis to renew Esenjay's interest in trying to reach an accommodation with 3DX under which the two businesses would be combined. Mr. Berry proposed a transaction in which 3DX would receive Esenjay board representation and substantially all of 3DX's technical staff would remain with the combined company. Mr. Berry proposed the merger of 3DX into Esenjay with an exchange ratio of one share of Esenjay common stock and $1.59 in cash for each
5.28 shares of 3DX, for a notional value to the transaction of approximately $.075 per share for each outstanding share of 3DX. Alternatively, 3DX stockholders would have the right to receive all Esenjay stock and no cash by choosing to receive one share of Esenjay common stock for each 3.167 shares of 3DX common stock, which also gave a notional value to the proposed transaction of approximately $0.75 per share for each outstanding share of 3DX. This proposal represented an approximate 2.5 to 1 premium to 3DX stockholders based upon then current market prices. Mr. Berry also indicated Esenjay would consider an exchange ratio of one share of Esenjay common stock and $3.5625 in cash for each 11.875 shares of 3DX common stock, with a possible increase in compensation to the 3DX stockholders based upon the future performance of some of 3DX's exploration properties. The terms of the possible increase were never discussed.

    On February 17, 1999, Esenjay made a presentation on a proposed merger to the 3DX board of directors. The terms proposed to the 3DX board were those contained in the January 25, 1999 letter. On February 26, 1999, Mr. Nowak indicated to Mr. Cranberg that the 3:1 ratio that Esenjay offered was not acceptable and that a 2:1 ratio was more reasonable. Mr. Nowak also discussed the need to protect the 3DX stockholders if Esenjay's stock lost significant value. Mr. Cranberg suggested that a 2.5:1 exchange ratio would be a good compromise and that Esenjay might consider structuring a preferred issued stock redeemable in the future to protect the 3DX stockholders. Mr. Nowak also had a similar discussion with Mr. Berry.

    On March 2, 1999 Mr. Cranberg wrote Mr. Nowak and suggested that the exchange ratio be set at 2.5:1. He also proposed creating a new class of preferred Esenjay shares convertible into common stock on a 1 to 1 basis at any time prior to October 31, 2000 and redeemable by the holder for $1.25 a share in cash, or, at Esenjay's election, $1.50 in Esenjay shares prior to September 31, 2000. Mr. Nowak responded to Mr. Cranberg on March 2, 1999 requesting clarification on whether the new class of shares would have voting rights and be listed and registered. Mr. Nowak also maintained that the option to convert the preferred shares to stock or cash should be a 3DX election and not an Esenjay election, and Mr. Nowak expressed concern about the ability of Esenjay to fulfill the conversion for cash 18 months into the future. Mr. Nowak proposed that the major shareholders of Esenjay guarantee this conversion. Mr. Nowak also reiterated that the exchange ratio should be closer to 2:1 than 2.5:1.

    On March 5, 1999, Mr. Nowak presented a written offer to Esenjay concerning terms of a merger of 3DX into Esenjay. The proposal involved the exchange of 100% of the 3DX shares for $0.375 per share in cash and $0.375 in Esenjay common stock, based on the 20-day average of Esenjay common stock through March 5, 1999, which was $1.653 per share. 3DX also proposed that 3DX stockholders be given the opportunity to receive all Esenjay common stock at an exchange ratio of 2.20 or better. In addition, the proposal provided that one representative of the 3DX board would join the Esenjay board and that all of the 3DX technical staff would be offered a position with the combined company.

    In a letter dated March 9, 1999 from Mr. Berry to Mr. Nowak, Esenjay responded to the offer of March 5, 1999 with the following proposed terms:

    - One share of registered non-dividend bearing Esenjay convertible preferred for each 2.5 shares of 3DX common stock.

    - Each preferred share would be convertible through March 31, 2000 into one share of registered Esenjay common stock.

    - In addition, the 3DX stockholders could make Esenjay redeem the preferred for, at Esenjay's option,$1.50 in cash or the number of Esenjay common shares equal to 1.875 divided by the average Esenjay share closing price in the month of March, 2000, not to exceed 3.75.

    - All preferred would convert into common stock on a 1 to 1 basis on May 1, 2000.

    - The preferred holders would have the right to elect one Esenjay director; and

    - Esenjay would make offers of employment to substantially all of the 3DX technical staff.

    3DX, Esenjay, and their respective legal advisors began negotiating the terms of the merger agreement on March 26, 1999. On April 7, 1999 3DX retained Harris Webb & Garrison, Inc. to advise it of the fairness to its stockholders of the financial terms of the proposed merger.

    On April 14, 1999, Mr. Berry, Mr. Johnson, and Mr. Cranberg of Esenjay met with Mr. Ennis, Mr. Nowak, and Mr. Allen of 3DX and Esenjay informed 3DX that because of Esenjay's recent success in their drilling program the exchange ratio would have to be changed to 3.5 to 1. Mr. Ennis informed Esenjay that this was unacceptable.

    On April 21, 1999, Mr. Cranberg proposed the following deal structure:

    - Straight swap of 3.25 3DX shares for each Esenjay common share; or

    - Swap 2.75 shares of 3DX common stock for one share of a new class of Esenjay preferred with the terms as set out in the current transaction.

    Meanwhile, 3DX continued discussions with other merger candidates, with one other candidate continuing to propose possible merger terms until just before 3DX's May 5, 1999 board of directors meeting. In addition to the Esenjay and Fortune offers, 3DX received the following five additional written offers:


    - September 30, 1998: A new Canadian company would be formed to acquire the other candidate at a ratio of one common share for one common share and acquire 3DX at a ratio of one share of 3DX common stock for one unit consisting of one common share of the new Canadian company plus one warrant to purchase one common share of the new Canadian company for US$2.00 in a twelve month period after the merger. Based on the trading prices of 3DX and the other candidate at the time, 3DX valued the common shares in the new company at approximately $0.60 to $0.62 per 3DX share.


    - October 2, 1998: A payment of $0.65 per share of 3DX in the form of common stock of the offeror plus a contingent value payment in the future based on the increase, if any, in the value of former 3DX properties.

    - January 25, 1999: The offeror would purchase up to $5,000,000 of newly issued 3DX common stock at the arithmetic average of closing prices for the twenty trading days before the offer, or $0.3062 per 3DX share.

    - January 26, 1999: The offeror offered a ratio of one to one share of 3DX, plus a $0.75 stock purchase warrant exercisable within two years. Based upon the trading value of the offeror's common shares at the time, 3DX valued the offeror's common share offer at $0.3125 per 3DX share.

    - April 27, 1999: The offeror would issue one common and one new preferred share for each 7.75 shares of 3DX. Each preferred share would pay a dividend equal to a royalty from the undeveloped properties of 3DX. Based upon the trading value of the offeror's common shares at the time, 3DX valued the common share offer at $0.40 per 3DX share.

    Each of the offers described above, other than the January 25, 1999 offer to purchase 3DX shares for cash, included warrants, preferred shares, or price adjustment components that represented contingent value to 3DX's stockholders based upon the future performance of either the potential acquiror's common stock or 3DX's exploration prospects. The non-contingent portion of each offer provided at most a nominal premium to the 3DX stockholders over the then current 3DX market price, and in 3DX's management view, captured only the value of 3DX's proved oil and gas reserves and otherwise gave no value to 3DX's portfolio of exploration prospects. The offers each contained significant risks to 3DX's stockholders because the 3DX stockholder would only capture the additional value if 3DX's exploration success added additional value to the merged entity, and as a result 3DX did not place significant weight on the contingent payment proposals and did not try to place a dollar value on the contingent payments.

    The only offer before Esenjay's that satisfied 3DX's management and board was from Fortune Natural Resources. While Fortune's offer used a contingent payment mechanism to capture additional value, Fortune supplemented it with a $5,000,000 capital commitment to drill 3DX's exploration properties. This insured the 3DX stockholders the opportunity to see their properties drilled and tested in a post-merger entity. When Fortune lost its commitment for the $5,000,000, 3DX's management terminated the letter of intent as described above.

    The January 25, 1999 offer to inject additional equity would have resulted in the then current 3DX stockholders owning less than half of 3DX after the sale. 3DX rejected the offer because it would have resulted in the corresponding dilution of the existing stockholders at a price 3DX's management believed was less than was otherwise obtainable in a sale or merger transaction.

    In addition to the five written offers described above, 3DX had discussions with four other companies about the possibility of a merger or acquisition. In August of 1998, 3DX was approached by a potential acquiror interested in purchasing all of 3DX's shares. 3DX and the potential acquiror initiated due diligence, but the parties terminated discussions before any discussion of a potential valuation for 3DX's shares. Discussions were terminated when 3DX's management expressed to the potential acquiror its view that any offer which considered only 3DX's proved reserves and did not place value on 3DX's exploration prospects would not be favorably received.

    Also in August of 1998, 3DX was approached by another exploration company interested in a merger. The offeror prepared an evaluation of each company's value and a summary of the comparison. The comparison indicated a potential value for 3DX shares of between $0.86 and $1.15, which represented a significant premium to 3DX's then market value of $0.75 per common share. However, the other company unilaterally determined to terminate discussions based upon its view that the merger would be too dilutive of its existing shareholders.

    In October of 1998, 3DX and a potential offeror discussed a possible merger which would have resulted in a per share valuation of each 3DX share of $0.81, representing a significant premium to 3DX's then market value of $0.31 per share. The parties began conducting a review of each other's key properties and reserve base, but the potential offeror unilaterally terminated discussions after informing 3DX that it needed to resolve certain internal issues before proceeding with a merger.

    In February of 1999, 3DX was approached by a potential offeror which proposed discussing a merger involving the consolidation of multiple companies. The company did preliminary due diligence on 3DX but made no offer to 3DX. The initial information provided by the potential offeror valued 3DX at approximately $0.25 per share, which was significantly less than the then market price of $0.34 per 3DX share. 3DX conducted limited due diligence into the potential acquiror, but the discussions never gave rise to a formal offer and were eventually terminated by the potential acquiror as it pursued other candidates.

    The terms set forth in Mr. Cranberg's April 21, 1999 proposal were incorporated into a draft merger agreement which was presented to the boards of directors of 3DX and Esenjay. After being presented with an oral opinion from Harris Webb & Garrison, Inc. on the fairness of the proposed merger, the 3DX board of directors approved the merger agreement on May 5, 1999.

    The merger agreement was approved by the board of directors of Esenjay on May 4, 1999. The vote of the board of directors was a unanimous vote of those directors voting. Two directors, Alex Cranberg and Alex Campbell, abstained from voting because they are also officers of Aspect and affiliates of Aspect, which own 3DX common stock. Mr. Cranberg and Mr. Campbell felt that the overlapping ownership could have been perceived as a conflict of interest. The merger agreement was signed on May 11, 1999 and was publicly announced on May 12, 1999.

    In connection with the execution of the merger agreement, the officers and directors of 3DX executed voting agreements covering shares owned by them and certain of their affiliates. 2,408,414 shares of 3DX common stock are currently owned by, or are expected to be owned at the time of the merger by, officers and directors of 3DX and their affiliates. These shares represent 22.5% of the amount of the 3DX shares anticipated to be outstanding as of the time of the merger. Esenjay obtained voting agreements from Esenjay Petroleum and Aspect in which they agree to vote in favor of the merger. Esenjay's voting agreements require Esenjay Petroleum and Aspect to vote their 9,533,367 shares of Esenjay common stock, or approximately 60.4% of Esenjay's outstanding shares, for the merger. Since Esenjay Petroleum and Aspect own in excess of a majority of the outstanding Esenjay common stock, these voting agreements assure that Esenjay's stockholders will approve the merger.

ESENJAY'S REASONS FOR MERGER

    Both Esenjay and 3DX are in the business of exploring for and producing natural gas and oil through the use of 3-D seismic and computer aided exploration technologies. Esenjay's board of directors learned that 3DX was seeking a merger candidate or capital infusion and entered discussions with 3DX in August 1998 which terminated upon the announcement by 3DX of its intent to merge with Fortune Natural Resources Corporation. After 3DX's proposed transaction with Fortune was terminated, Esenjay's board of directors confirmed that a potential merger with 3DX could be in Esenjay's best interest due to each company's complimentary business focuses. Esenjay believes consummating the merger is in its best interest for a number of reasons, in particular, the following:

    - Esenjay and 3DX have interests in some of the same exploration projects, including interests in seismic data in those exploration projects; therefore, consummation of the merger will increase the combined company's interest in these projects, thereby giving the combined company greater control over their operation and development;

    - 3DX currently owns interests in exploration projects in which Esenjay does not have an interest, but which Esenjay believes can be valuable additions to its project inventory;

    - the merger of Esenjay and 3DX results in the acquisition by Esenjay of interests in additional exploration assets, including interests in proven developed natural gas and oil properties;

    - since credit lines and credit terms extended to oil and gas companies traditionally are made by reference to a borrowing base established by the value of the borrower's oil and gas assets, the increased asset base resulting from the merger may result in access to capital to which Esenjay might not otherwise find available and access to capital at more attractive financing costs;

    - certain key professional technical personnel at 3DX may remain on the staff of the combined company, thereby expanding its array of professional exploration personnel;

    - the elimination of duplicative overhead and the regulatory burdens and costs associated with operating two separate entities. Although Esenjay has not conducted a detailed analysis concerning the specific cost savings expected, Esenjay expects that the merger will result in cost savings due to the elimination of redundant facilities, costs associated with 3DX being public, and redundant personnel; and

    - the structure of the merger, which is intended to be tax-free to Esenjay and its stockholders.

    The foregoing discussion of the information and factors that were given weight by Esenjay's board of directors is not exhaustive, but it does include a discussion of the factors Esenjay's board of directors believed were material in determining to pursue the merger. In view of the variety of factors considered, the Esenjay board of directors did not deem it useful to, and did not assign relative weights to, the various factors considered in reaching its conclusion. Instead, it conducted an overall analysis of the factors described above, including thorough discussions with and questioning of Esenjay's management and outside legal and financial advisors, as well as discussions with 3DX's management. In considering these factors, individual directors may have given different weights to different factors.

3DX'S REASONS FOR MERGER

    For the reasons described in "Background of the Merger", the 3DX board of directors and management have been pursuing a merger or other financing transaction since August 1998. The auditor's report relating to 3DX's audited balance sheet as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 contains an explanatory paragraph as to 3DX's ability to continue as a going concern. If the merger with Esenjay is not closed, 3DX will be required to explore other possibilities for additional capital infusions or for possible sale or merger of the company. There can be no assurance that such attempts would be successful. 3DX's recent delisting from The NASDAQ SmallCap Market will exacerbate the difficulty in pursuing additional capital.

    The 3DX board of directors has determined that the proposed merger with Esenjay is fair to, and in the best interest of, 3DX and its stockholders. Accordingly, the 3DX board has unanimously approved the merger and recommends that the 3DX stockholders vote "for" approval and adoption of the merger and the merger agreement.

    The failure of 3DX's stockholders to approve the merger with Esenjay could have a severe negative impact upon 3DX. In order to secure Esenjay's agreement to the terms of the merger agreement, 3DX was required to agree to pay a termination fee in certain circumstances, including the failure of 3DX's stockholders to approve the merger. The board of 3DX acceded to Esenjay's demand for a termination fee in this circumstance after concluding that this transaction was likely to be approved by 3DX's stockholders, and a negative vote was only likely to occur if a superior offer emerged. However, in the event the stockholders of 3DX do not approve the merger and no superior offer for 3DX has been made, 3DX will owe Esenjay a termination fee of $250,000 and be required to reimburse Esenjay's fees and expenses in connection with the proposed transaction. This will have a material adverse effect on 3DX's liquidity and will make the need for a merger, sale or other financing transaction more acute.

    The principal reasons favoring the proposed merger with Esenjay considered by 3DX's board of directors are as follows:

    - The ratio at which shares of 3DX common stock will be exchanged for shares of Esenjay common stock in the merger was determined to be fair to holders of 3DX common stock from a financial point of view by management and 3DX's financial advisor, Harris Webb & Garrison, Inc.

    - 3DX stockholders will have the opportunity to elect to receive Esenjay preferred stock, which is designed to provide some protection from downward movement in the Esenjay common stock price during the year following the merger; however, Esenjay's ability to redeem the preferred stock could limit the ability of 3DX stockholders to fully share in any increase in Esenjay's stock price.

    - The structure of the merger, which is intended to be a tax-free transaction for federal income tax purposes.

    - The merger is intended to provide holders of 3DX common stock with the opportunity to receive a significant premium over current market prices for 3DX common stock. As of the date the merger was announced, that premium was $0.2452, or 56%, based on a trading price of 3DX common stock of $0.4375, and of Esenjay common stock of $2.2188.

    In addition to these factors, 3DX's board of directors considered a number of operational and financial efficiencies resulting from the combination of the two companies, including the following:

    - 3DX believes the merger may result in a combined company whose common stock will trade on the Nasdaq Small Cap market in substantially greater dollar volumes than that of 3DX alone, thereby providing greater liquidity for 3DX stockholders.

    - 3DX believes the merger may result in a combined company with greater discretionary cash flow and debt capacity than 3DX alone. This should increase the combined company's ability to grow reserves through exploration and development of a greater number of prospects using internally generated funds.

    - 3DX believes the merger may result in a combined company with a greater access to capital, lower cost of capital, increased flexibility in capital allocation and added resilience against fluctuations in commodity prices.

    - 3DX believes the businesses and assets of Esenjay and 3DX are highly complementary in key areas and will result in larger interests in properties.

    - 3DX believes the merger may create an organization with greater operating efficiencies by combining common interests in onshore Gulf Coast properties, consolidation of the corporate offices of the two companies and elimination of the fixed costs of one of the two public companies.

    - 3DX believes the merger will result in a combined entity with a business vision similar to 3DX's, which relies on high-technology based 3D seismic data to select exploration prospects.

    The foregoing discussion of the information and factors that were given weight by 3DX's board of directors is not exhaustive, but it does include a discussion of the factors 3DX's board of directors believed were material in determining to pursue the merger. In view of the variety of factors considered, the 3DX board of directors did not deem it useful to, and did not, assign relative weights to the various factors considered in reaching its conclusion. Instead it conducted an overall analysis of the factors described above, including thorough discussions with and questioning of 3DX's management and outside legal and financial advisors. In considering these factors, individual directors may have given different weights to different factors.

CERTIFICATE OF DESIGNATIONS FOR SERIES A PREFERRED STOCK

    RANKING. With respect to distributions upon liquidation, dissolution or winding up, the Series A preferred stock ranks:

    - junior to any future series of preferred stock designated to be senior to Series A preferred stock;

    - equal to any future series of preferred stock designated to be equal in ranking to the Series A preferred stock; and

    - senior to Esenjay's common stock and any future series of preferred stock designated to be subordinate to the Series A preferred stock.

    As long as any Series A preferred stock remains outstanding, any future series or class of stock issued by Esenjay, other than common stock, shall specify its ranking relative to the Series A preferred stock. Esenjay may issue additional preferred stock; provided, however, that two-thirds of the members of the board of directors voting must approve the issuance of preferred stock to Aspect and its affiliates or to Esenjay Petroleum and its affiliates.

    DIVIDENDS. Holders of Series A preferred stock are entitled to receive dividends as if each of their shares of preferred stock had been fully converted into one share of Esenjay common stock.

    LIQUIDATION PREFERENCE. In the event Esenjay files voluntary or involuntary bankruptcy or otherwise winds up, holders of Series A preferred stock will receive the greater of either $1.875 per share or the amount to be received by the holders of common stock had each share of Series A preferred stock been converted into one share of common stock. Holders of Series A preferred stock will receive their liquidation distribution before any holders of common stock or future series of preferred stock that rank junior to the Series A preferred stock. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of the Series A preferred stock will not be entitled to any further distribution of Esenjay's assets. Neither a consolidation, merger or other business combination of Esenjay with or into another corporation or other entity, nor a sale, lease, or exchange or transfer of all or part of Esenjay's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of Esenjay.

    VOTING. The holders of the Series A preferred stock will have no voting rights except as described below or as required by law. In exercising any vote, each outstanding share of Series A preferred stock will be entitled to one vote. Shares held by Esenjay or any entity controlled by Esenjay shall have no voting rights.

    As long as any shares of Series A preferred stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right to elect one director to serve on Esenjay's board of directors. Any vacancy on the board of directors caused by the death or resignation of the director representing the Series A preferred stock shall be filled at the next annual meeting of the stockholders of Esenjay. However, the board of directors shall promptly appoint any qualified person designated in writing by the holders of more than 50% of the then outstanding Series A preferred stock to fill such vacancy. The term of office of the director designated by the holders of the Series A preferred stock will terminate immediately upon there being no shares of Series A preferred stock outstanding.

    So long as Series A preferred stock is outstanding, Esenjay shall not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series A preferred stock, voting separately as a class:

    - amend, alter or repeal any provision of the certificate of incorporation or the bylaws of Esenjay so as to adversely affect the designations, preferences, limitations and relative rights of the Series A preferred stock;

    - effect any reclassification of the Series A preferred stock; or

    - amend, alter or repeal any provision of the Certificate of Designations; however, Esenjay may make technical, corrective, administrative or similar changes that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series A preferred stock.

    REDEMPTION. For a period of one year from the effective date of the merger and at its sole option, Esenjay may redeem any or all of the Series A preferred stock at a price of $1.925 per share plus accumulated and unpaid dividends, if any.

    No holder of Series A preferred stock shall have any right to require Esenjay to redeem any or all of the shares of Series A preferred stock.

    OPTIONAL CONVERSION. If Esenjay has not exercised its optional redemption right and the average trading price of Esenjay common stock during the twelfth calendar month after the effective date of the merger is less than $1.875, the holders of Series A preferred stock may elect for optional conversion. If a holder of Series A preferred stock elects optional conversion, Esenjay may choose, at its sole option, to convert each electing share of Series A preferred stock into either:

    - a number of shares of Esenjay common stock equal to $1.875 divided by the average trading price of Esenjay's common stock during the twelfth calendar month after the effective date of the merger, to a maximum of
      3.75 shares; or

    - $1.65 in cash per share of preferred stock.

    AUTOMATIC CONVERSION. Each share of Series A preferred stock that remains issued and outstanding shall be automatically converted into one share of Esenjay common stock:

    - on the first day of the thirteenth calendar month after the effective date of the merger, if the average trading price of Esenjay common stock during the twelfth calendar month after the effective date of the merger is greater than, or equal to, $1.875; or


    - on the first day of the fourteenth calendar month after the effective date of the merger if the average trading price of Esenjay common stock during the twelfth calendar month after the effective date of the merger is less than $1.875 and the Series A preferred stock is not converted under the terms of the optional conversion provisions set forth above.


    ADJUSTMENTS TO CONVERSION PRICE. The conversion price will be subject to adjustment in certain events, including:

    - the issuance of stock as a dividend on the common stock;

    - subdivisions or combinations of the common stock;

    - the issuance to all holders of common stock of certain rights or warrants to subscribe for or purchase common stock at a price less than current market price and such rights or warrants expire within 45 days after the record date for determining stockholders entitled to receive them; or


    - the distribution to all holders of common stock of:



       - evidences of indebtedness of Esenjay or cash, excluding ordinary cash dividends,



       - other assets, or



       - rights or warrants to subscribe for or purchase any securities other than those referred to above.


No adjustment in the conversion price will be required until cumulative adjustments aggregate 1% or more of the conversion price as last adjusted; however, any adjustment not made shall be carried forward.

    Esenjay may increase the number of shares into which each share of Series A preferred stock can be converted by any amount for any period of at least 20 days, in which case Esenjay shall give at least 15 days notice of such increase. Additionally, Esenjay may make such increases in the number of shares into which each share of Series A preferred stock can be converted as the board of directors of Esenjay deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend distribution of stock or issuance of rights or warrants or from any event treated as such for income tax purposes.

    Holders of outstanding Series A preferred stock will be entitled to convert their shares of preferred stock into the same consideration received by holders of Esenjay common stock in the event that:

    - Esenjay merges with or into another entity;

    - Esenjay sells or transfers all or substantially all of its assets; or

    - Esenjay initiates any compulsory share exchange in which Esenjay common stock is converted into other securities, cash or other property.

    OTHER PROVISIONS. Esenjay shall reserve and keep available out of its authorized but unissued shares of common stock sufficient shares of common stock to effect conversion of the shares of Series A preferred stock. Upon issuance by Esenjay, all shares of common stock that may be issued upon conversion of the shares of Series A preferred stock will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance. The holders of shares of Series A preferred stock are not entitled to any preemptive or subscription rights in respect of any securities of Esenjay.

OPINION OF ESENJAY'S FINANCIAL ADVISOR

    On March 30, 1999, Esenjay's board of directors retained Cornerstone Ventures, L.P. to render an opinion as to the fairness of the financial terms of the merger to stockholders of Esenjay. Esenjay's board of directors requested the fairness opinion to assure itself that it had satisfied its fiduciary duties to Esenjay's stockholders in light of the potential conflict of interest of two of Esenjay's directors. Alex M. Cranberg owns a controlling interest in Aspect. Alex M. Cranberg and Alex B. Campbell are employed by Aspect. Their respective relationships with Aspect create conflicts of interest with their serving as directors of Esenjay. Both Mr. Cranberg and Mr. Campbell abstained from voting on Esenjay's acquisition of 3DX. The fairness opinion was intended to be solely for the use of the board of directors. At the direction of Esenjay's board of directors, the scope of Cornerstone's opinion was limited to the review of the documents and information listed in detail below. Given the limited scope of the review and intended use of the fairness opinion, Cornerstone's review was not as broad in scope as traditional fairness opinions.

    On June 18, 1999, Cornerstone delivered its written opinion to Esenjay's board of directors to the effect that, as of the date of the opinion, the terms of the merger are fair from a financial point of view to the stockholders of Esenjay. Cornerstone has consented to the use of its name and the fairness opinion in this proxy statement/prospectus. A copy of the Cornerstone fairness opinion is included as EXHIBIT E to this proxy statement/prospectus.

    The summary of the Cornerstone fairness opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to read this opinion in its entirety for assumptions made, procedures followed, other matters considered and limits of the review by Cornerstone.

    The Cornerstone fairness opinion was prepared for the board of directors of Esenjay and is directed only to the fairness, from a financial point of view, as of June 18, 1999, of the consideration to be paid by Esenjay to the 3DX stockholders in the merger. The Cornerstone fairness opinion does not constitute a recommendation to any stockholder as to how to vote on the merger. In addition, Cornerstone was not asked to opine to, and its opinion does not address, the underlying business decision of the board of directors of Esenjay to proceed with the merger, nor did Cornerstone participate in the determination of the terms of the merger.

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
    In connection with rendering its opinion, Cornerstone reviewed, among other things:

    - the Plan and Agreement of Merger executed May 11, 1999;

    - the Voting Agreements for certain directors and officers of both Esenjay and 3DX;

    - certain financial information regarding the Esenjay and 3DX; and

    - detailed materials regarding the oil and gas properties owned by each company, including geologic and seismic based maps, seismic data, lease maps, etc.

In addition, Cornerstone attended meetings in which the properties were reviewed with certain of the Esenjay's technical and financial personnel.

    In preparing this opinion, Cornerstone relied upon the accuracy and completeness of, and did not independently verify the business, financial and other information obtained from outside sources.

    At the time the agreement was entered into, Esenjay had outstanding 15,784,834 shares of common stock that are traded on the NASDAQ Small Cap Market and 3DX had outstanding 9,685,761 shares that are traded OTC Bulletin Board. Neither company's shares are actively traded. In addition to the reported outstanding shares, 3DX had recently issued 231,080 shares to employees as compensation. Also, directors and employees of 3DX hold stock options for 780,944 shares, with an average exercise price of $.33 per share. On a fully diluted basis, 3DX has 10,697,785 outstanding shares. According to the merger agreement, the stock options have to be exercised before the closing of the merger. At the time of the agreement's execution, Esenjay's shares were trading for approximately $2.25 per share and 3DX's shares were trading for approximately $.38 per share. The resulting market capitalization for the two companies, on a fully diluted basis, was $35.5 million for Esenjay and $4.1 million for 3DX. The aggregate equity value of the two companies amounted to approximately 90% Esenjay and 10% 3DX. Both companies are development stage companies with most of their assets in the form of undeveloped exploration projects. Because of this, Cornerstone considered neither company's report of operating results meaningful for valuation purposes. That fact, coupled with the fact that the common stock of both companies are held by relatively few institutions and individuals, suggested to Cornerstone that the companies' market capitalization may not be reflective of their intrinsic or true value, either in absolute or in relative terms. Therefore, in order to determine the fairness of the proposed transaction, Cornerstone determine it could not rely exclusively or heavily on market capitalizations, and thus found it necessary to undertake an estimate of the value of each company's assets and residual equity.


    Cornerstone previously provided Esenjay with an assessment of the fair market value of its exploration assets in an opinion dated January 23, 1998. In that opinion, Cornerstone estimated the value of those projects to be approximately $64.0 million. Cornerstone used more than one approach to arrive at the esitmate of the values of oil and gas interests, because an estimate based on several approaches is likely to be more reliable than an estimate based upon a single approach. The most widely used methodology to estimate the value of producing properties is discounted future net revenues derived from a comprehensive technical assessment of future production and reserves. In the case of the properties acquired from Esenjay Petroleum and Aspect, however, because these assets are not producing, Cornerstone instead used prices paid in comparable transactions. Calculations of estimated value were made on the basis of risk adjusted reserves derived from a comprehensive technical assessment. The risk factor used for reserves categorized as possible was 6%. Therefore, the estimated possible reserves would be multiplied by 6% to arrive at an expected reserve volume. Additionally, calculations were made of the estimated replacement costs that a buyer would have to incur to bring the individual properties to their current state of development. Both of these calculations then were compared to actual transactions. Cornerstone also considered the market supply and demand environment for oil and gas reserves and exploration prospects in the United States, and the current commodity price environment. Such price environment generally has short-term volatility, particularly for gas, which adds an extra element of risk to oil and gas reserve transactions. The current active drilling environment for oil and gas and its effect on the value of properties in the regions where the oil and gas properties to be conveyed to Esenjay also was considered.



    Over the last sixteen months, portions of the projects previously evaluated by Cornerstone have been converted into proved oil and gas reserves and additional analysis and evaluation has been conducted to add potential exploration value to the projects. Cornerstone estimated that the additional evaluation has added sufficient value to offset that portion of the exploration assets that have been converted to proved reserves. Cornerstone still estimated the fair market value of those exploration projects to be $64.0 million. In addition, Cornerstone determined that Esenjay's proved reserves have an estimated fair market value of $12.5 million, so that its total asset value is estimated to be $76.5 million. Offsetting the asset value is a negative working capital of $11.0 million and other long term liabilities of $8.7 million. Cornerstone estimated the net estimated fair market value of Esenjay's equity was $56.8 million.


    3DX has an ownership in some of the same exploration projects as Esenjay, namely Hall Ranch and Gillock. Based on Cornerstone's estimate of value for those projects for Esenjay, Cornerstone estimated 3DX's value in those projects to be $2.5 million. 3DX has a minor interest in two other exploration projects, the value of which Cornerstone estimated to be approximately $0.8 million. 3DX has proved oil and gas reserves with an estimated value of $5.8 million and working capital of $0.8 million. In addition, the exercise of its outstanding stock options would result in approximately $.3 million in consideration. Therefore, Cornerstone estimated 3DX's total assets to have a value of $10.2 million and it has no long term liabilities. As a result, Cornerstone estimated the fair market value of 3DX's equity to be $10.2 million.

    Cornerstone estimated the aggregate fair market value of the equity of the two companies to be $67.0 million, 84% of which is made up by Esenjay and 16% by 3DX.

    If all 3DX stockholders elect to receive Esenjay common stock, the merger would result in 19,076,460 common shares outstanding on a fully diluted basis, made up of 3,291,626 or 17.2% being held by the 3DX stockholders and 15,784,834 or 82.8% being held by Esenjay stockholders. These relative holdings are very close to Cornerstone's calculated fair market values, and are well within the range Cornerstone believed supported the fairness of the transaction. Accordingly, Cornerstone considered the transaction fair to the Esenjay stockholders to the extent that the 3DX stockholders elect common stock. Cornerstone's analysis of the preferred stock option indicated that under most circumstances it is more favorable to the Esenjay stockholders than the common stock option. In fact, Cornerstone has been unable to identify a scenario where the preferred stock option would be clearly or substantially less favorable to the Esenjay stockholders than the common stock option. Therefore, Cornerstone also considered the preferred stock option to be fair to the Esenjay stockholders.

    Based upon and subject to this analysis and such other matters as Cornerstone considered relevant, it was Cornerstone's opinion that the terms of the acquisition of 3DX are fair from a financial point of view to the stockholders of Esenjay.

OPINION OF 3DX FINANCIAL ADVISOR

    Harris Webb & Garrison, Inc. was retained by the board of directors of 3DX to render an opinion to the board as to the fairness from a financial point of view of the consideration to be received by the stockholders in the merger. On May 11, 1999, in response to 3DX's request, Harris Webb & Garrison delivered its written opinion to the board of directors of 3DX to the effect that, as of the date of the opinion, the consideration to be received by the stockholders of 3DX in the merger was fair to the stockholders from a financial point of view. Harris Webb & Garrison has consented to the use of its name and the fairness opinion in this prospectus. A copy of the Harris Webb & Garrison fairness opinion is included as EXHIBIT C to this prospectus.

    The summary of the fairness opinion set forth in this prospectus is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to read the opinion in its entirety for assumptions made, procedures followed, other matters considered and limits of the review by Harris Webb & Garrison. In arriving at its opinion, Harris Webb & Garrison considered a possible range of fair value with respect to the shares, and made its determination as to the fairness of the consideration based on the financial and comparative analyses described below.

    The Harris Webb & Garrison fairness opinion was prepared for the board of directors of 3DX and is directed only to the fairness, from a financial point of view, as of May 11, 1999, of the consideration to be received by the stockholders in the merger. The Harris Webb & Garrison fairness opinion does not constitute a recommendation to any stockholder as to how to vote on the merger. In addition, Harris Webb & Garrison was not asked to opine to, and its opinion does not address, the underlying business decision of the board of directors of 3DX to proceed with the merger, nor did Harris Webb & Garrison participate in the determination of the terms of the merger.

    In connection with rendering its opinion, Harris Webb & Garrison, among other things:

    - reviewed the merger agreement in its substantially final form;

    - reviewed Esenjay's Annual Reports on Form 10-KSB/A for the fiscal year ended December 31, 1998 and 3DX's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and Quarterly Report on Form 10-Q for the period ended March 31, 1999;

    - reviewed the reserve report prepared by Ryder Scott Company Petroleum Engineers relating to 3DX's reserves as of December 31, 1998;

    - reviewed certain operating and financial information provided to Harris Webb & Garrison by the management of 3DX relating to 3DX's properties, business and prospects;

    - discussed the Ryder Scott Report with representatives of Ryder Scott;

    - met with members of 3DX's senior management to discuss their operations, historical financial statements and future prospects;

    - reviewed operating and financial information, including projections, provided to Harris Webb & Garrison by management of Esenjay relating to its properties, business and prospects, including a reserve report prepared by Netherland, Sewell & Associates, Inc. as of January 1, 1999, an updated reserve report prepared by the management of Esenjay as of May 1, 1999, and an estimated prospect valuation schedule prepared by the management of Esenjay as of May 1, 1999;

    - reviewed the historical prices and trading volumes of 3DX and Esenjay common stock;

    - reviewed publicly-available financial data and stock market performance data of companies deemed generally comparable to 3DX;

    - reviewed the terms of recent acquisitions of publicly-held oil and gas assets and entities deemed generally comparable to 3DX; and

    - conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

    In rendering its opinion, Harris Webb & Garrison assumed, without independent verification, the accuracy, completeness and fairness of all financial and other information that was available to it from public sources or that was provided to it by 3DX, Esenjay, Ryder Scott, Netherland, Sewell or their representatives. Harris Webb & Garrison relied upon the assurances of 3DX and Esenjay that they have no actual knowledge of any facts that would make information they provided to Harris Webb & Garrison incomplete or misleading. Stockholders are cautioned, however, that the valuations concerning 3DX contained in the Ryder Scott report and the information regarding 3DX and Esenjay's future prospects provided to Harris Webb & Garrison by 3DX and Esenjay are based on numerous variables and assumptions that are inherently uncertain. These include, without limitation, general economic conditions and competitive conditions within the oil and gas industry. The inclusion of this information should not be regarded as an indication that 3DX, Esenjay or any persons who received the information consider it to be anything other than an estimate of future events. These financial projections are not to Harris Webb & Garrison's knowledge, publicly available, and have not been disseminated to any party other than Harris Webb & Garrison.

    The fairness opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of the opinion. It should be understood that, although subsequent developments may affect its opinion, except as agreed upon by 3DX, Harris Webb & Garrison does not have any obligation to update, revise or reaffirm its opinion.

    In arriving at its opinion, Harris Webb & Garrison did not perform any independent appraisal of the assets of 3DX or Esenjay. In analyzing the value of proved reserves of 3DX, Harris Webb & Garrison relied substantially on the evaluations of Ryder Scott Company in the Ryder Scott Report. Harris Webb & Garrison also reviewed reserve evaluations prepared by the management of 3DX and Esenjay prepared at the request of Harris Webb & Garrison on or about May 1, 1999. While Harris Webb & Garrison viewed these evaluations as important to their fairness analysis, Harris Webb & Garrison did not view them as conclusive as to the value of 3DX, but rather one of many indications of value analyzed by Harris Webb & Garrison.

    Set forth below in tabular format is a summary of the principal financial analyses performed by Harris Webb & Garrison to arrive at its opinion dated May 11, 1999. Following the table is a summary description of each a financial analysis, as well as the material factors considered by Harris, Webb & Garrison in rendering its opinion:

                    SUMMARY OF RESULTS OF FINANCIAL ANALYSES
                           VALUE OF 3DX COMMON STOCK

ANALYSIS                                                                           VALUE          VALUE PER SHARE
-------------------------------------------------------------------------  ---------------------  ---------------
Discounted Cash Flow
  Ryder Scott Reserve Report at December 31, 1998........................           $5.8 million              N/A
  3DX Management Reserve Estimate at March 31, 1999......................           $3.1 million              N/A
Adjusted Book Value at March 31, 1999....................................           $4.1 million            $0.30
Net Asset Value Near April 29, 1999......................................    $4.5 - $5.3 million     $0.42 - 0.50
Comparable Company Ratios*...............................................   $0.7 - $12.6 million    $0.06 - $1.14

------------------------

*   Values represent implied equity values.

                         VALUE OF ESENJAY COMMON STOCK

                                                                                                       IMPLIED VALUE
                                                                                                          PER 3DX
ANALYSIS                                                                            VALUE PER SHARE    COMMON SHARE
---------------------------------------------------------------------------------  -----------------  ---------------
Recent Market Price..............................................................      $    2.43         $    0.75
Adjusted Book Value on or about April 30, 1999...................................      $    1.87         $    0.58

                  VALUE OF ESENJAY CONVERTIBLE PREFERRED STOCK

                                                                                     VALUE PER     IMPLIED VALUE
                                                                                      SHARE,          PER 3DX
ANALYSIS                                                                            AS ADJUSTED     COMMON SHARE
--------------------------------------------------------------------------------  ---------------  --------------
Possible Outcomes...............................................................   $1.65 - $2.06   $ 0.60 - $0.75

- VALUE RANGE COMPARISON. Harris Webb & Garrison's fairness analysis was primarily that the estimated fair market value range of "value received" by a public stockholder was within a range of value reasonably equivalent to or greater than the estimated fair market value range of "value surrendered." Harris Webb & Garrison's primary logic for evaluating the fairness of the proposed merger to the stockholders of 3DX was to:

    - estimate a reasonable range for the current fair market value per share of 100% of the common shares of 3DX;

    - estimate a reasonable range for the current fair market value of the Esenjay common stock and the new Esenjay preferred stock to be issued by Esenjay in exchange for the 3DX common stock;

    - determine that the range of the estimated value for 3.25 shares of 3DX common stock being surrendered was probably not more than the estimated fair market value of one share of Esenjay common stock being received for each 3.25 shares of 3DX common stock; and

    - determine that the range of the estimated value for 2.75 shares of 3DX common stock being surrendered was probably not more than the estimated fair market value of the new share of Esenjay preferred stock being received for each 2.75 shares of 3DX common stock.

    Harris Webb & Garrison estimated the fair market value of 100% of 3DX at a range of $0.38-$0.50 per common share based upon Harris Webb & Garrison's analysis of 3DX's adjusted book value as of March 31, 1999 and 3DX's net asset value near April 29, 1999 based upon varying assumptions.

    The adjusted book value analysis involved a downward adjustment of the book value of 3DX's oil and gas properties from $9.2 million to $4.3 million. The $9.2 million value reflects the net book value of 3DX's reserves according to 3DX's March 31, 1999 financial statements. The $4.3 million value was the value of 3DX's oil and gas properties as set forth in Ryder Scott's reserve report as of December 31, 1998, adjusted to reflect the sale of a property since the time of the report. This yielded an adjusted stockholders' equity of $4.1 million, or $0.38 per share on a fully diluted basis.

    Harris Webb & Garrison's analysis of 3DX's net asset value near April 29, 1999 included three cases: Case A, Case B and Case C. The assumptions used in and the results of each of the three cases were as follows:

    Case A: - All book values of 3DX assets and liabilities were adjusted to estimated fair market values on or about April 29, 1999 based upon information prepared by 3DX's management;

           - proved developed producing reserves were valued at $4.9 million, the same value attributed to such reserves by Ryder Scott as of December 31, 1998;

           - proved developed non-producing reserves were valued at $887,000, the same value attributed to such reserves by Ryder Scott as of December 31, 1998 using flat prices-- $2.16 per mcf of gas and $9.65 per barrel of oil--and a 10% annual discount factor;

           - probable and possible reserves were attributed no value; and

           - the value of reserves was reduced by $1.5 million due to the sale of a property between year-end 1998 and April 29, 1999.

           - This resulted in an estimated value of $4.9 million or $0.46 per share.

    Case B: - Used the same assumptions as Case A, except that the value of proved developed non-producing reserves was discounted 50% to $443,000. A 50% discount factor was used based upon Harris Webb & Garrison's discussions with various oil and gas industry executives.

           - This resulted in an estimated value of $4.5 million or $0.42 per share.

    Case C: - All book values of 3DX assets and liabilities were adjusted to estimated fair market values near April 29, 1999 based upon information prepared by 3DX's management;

           - proved developed reserves--producing and non-producing--were valued at $3.1 million, the same value attributed to such reserves by 3DX's management as of March 31, 1999 using flat prices--$2.00 per mcf or mcf equivalent--and a 10% annual discount factor; and

           - probable and possible reserves were valued at $1.5 million, which was 10% of the value attributed to such reserves by 3DX's management as of March 31, 1999. A 10% discount factor was used based upon the belief of 3DX's management that a purchaser would pay 0%-33% of the estimated value of such prospects.

           - This resulted in an estimated value of $5.3 million or $0.50 per share.

    After determining a range for the value of 3DX's common stock using the above analyses, Harris Webb & Garrison estimated the fair market value for one share of Esenjay common stock at $2.4375 or $0.75 per 3DX common share based upon Esenjay's public market price on April 29, 1999. Although Harris Webb & Garrison considered the recent market price of Esenjay's common stock to be the best indicator of the value of that stock, Harris Webb & Garrison also noted that the stock's book value on December 31, 1998 was $2.24 per share. Harris Webb & Garrison also estimated the stock's adjusted book value per share as of April 30, 1999 at $1.87 per share after substantial reductions in reserve values based upon information provided by Esenjay's management to attempt to properly consider the risk of unproved or non-producing reserves. Harris Webb & Garrison did not consider such an analysis to be more reliable than considering the public market price of Esenjay's common stock.

    Harris Webb & Garrison then estimated the fair market value of Esenjay's new preferred stock at $1.65-$2.06 per share or $0.60-$0.75 of value being exchanged for each share of 3DX based upon the exchange ratio of 2.75 3DX common shares for each share of Esenjay's new preferred stock. Harris Webb & Garrison estimated the fair market value of Esenjay's new preferred stock based upon six possible future cases, each of which would yield the value indicated:

    A. The preferred stock is redeemed by Esenjay for $1.925 per share in ten months, yielding a value of $1.925 per preferred share or $0.70 per 3DX common share originally exchanged;

    B. The preferred stock is converted into Esenjay common stock after 12 months and sold at $2.75 per common share, yielding a value of $2.75 per preferred share or $1.00 per 3DX common share originally exchanged;

    C. The preferred stock is converted into Esenjay common stock after 12 months and sold at $3.00 per common share, yielding a value of $3.00 per preferred share or $1.09 per 3DX common share originally exchanged;

    D. The preferred stock is converted into Esenjay common stock after 12 months and sold at $2.25 per common share, yielding a value of $2.25 per preferred share or $0.82 per 3DX common share originally exchanged;

    E. The preferred stock is put to Esenjay for $1.65 in cash after 12 months, yielding a value of $1.65 per preferred share or $0.60 per 3DX common share originally exchanged; and

    F. The preferred stock is put to Esenjay for 1.875 shares of Esenjay common stock after 12 months, assuming Esenjay's common stock is trading for $1.00 per share, yielding a value of $1.875 per preferred share or $0.68 per 3DX common share originally exchanged.


Harris Webb & Garrison assumed that each of the above cases had an equal probability of occurring. Averaging the value indicated by the six cases yielded an average value of $2.24 per preferred share, or $0.82 per 3DX common share originally exchanged. Because these values could not be obtained for twelve months for cases B through F, Harris Webb & Garrison considered that the average value of $2.30 for these cases should be reduced by approximately 10% to an average value of approximately $2.06. Harris Webb & Garrison believed the 10% discount rate represented a reasonable rate of return that an investor could expect over a twelve-month period from alternative investments. Harris Webb & Garrison noted that 10% was higher than rates investors could obtain on short-term money market fund investments and probably in line with higher risk, short-term fixed income securities, similar to investment in Esenjay. With Case A having a value of $1.93 and a relatively high probability, Harris Webb & Garrison estimated the range of probable fair market value to be $1.93 - $2.06, or $0.70 - $0.75 per 3DX common share.


    Harris Webb & Garrison also considered that Esenjay's preferred stock might trade below the $1.93 - $2.06 fair market value range because of its expected thin market. Thus, Harris Webb & Garrison expanded the downside of its range to $1.65, which is 17.5% below the mid-point of $2.00, 15% below the low end of $1.93 and equal to the "put" option at $1.65 in cash per preferred share considered by Harris Webb & Garrison as Case E. A range of $1.65 - $2.06 translates into a range of $0.60 - $0.75 per common share of 3DX via the 2.75x exchange ratio.

    Harris Webb & Garrison noted that the entire range of $0.60-$0.75 of "value received" was greater than the $0.38-$0.50 range of "value given up," which indicated that the exchange was fair to the common stockholders of 3DX from a financial point of view. Harris Webb & Garrison also noted that the mid-point of $0.675 for value received was a premium of 53% over the mid-point of $0.44 for value given up, representing a significant premium to the stockholders of 3DX.

- DISCOUNTED CASH FLOW ANALYSIS CONTAINED IN THE RYDER SCOTT REPORT AND UPDATED REPORTS PREPARED BY THE MANAGEMENT OF 3DX. Harris Webb & Garrison considered the present value of the future cash flows that the proved reserves of 3DX could be expected to generate after approximately May 1, 1999 based on these reserve reports. The Ryder Scott reserve report estimated the discounted present value of net future cash flows from 3DX's proved developed reserves to be $5.8 million as of December 31, 1998. The management of 3DX estimated the discounted present value of net future cash flows from 3DX's proved developed reserves to be $3.1 million as of March 31, 1999. The management of 3DX stated to Harris Webb & Garrison that it believed that there had been no material change in 3DX's reserves since March 31, 1999. Both Ryder Scott and the management of 3DX used a discount rate of 10% and assumed flat prices.

    With respect to Ryder Scott's reserve report, Harris Webb & Garrison discussed the nature of 3DX's reserves with Ryder Scott and noted that values of oil and gas reserves, even in detailed independent reserve reports, can be highly uncertain. Harris Webb & Garrison used the results of these discounted cash flow analyses in its estimation of the adjusted book value and net asset value of 3DX, as described above.

- ANALYSIS OF CERTAIN OTHER PUBLICLY-HELD OIL AND GAS ENTITIES. Harris Webb & Garrison compared selected operating and financial ratios for 3DX to corresponding data and ratios for selected publicly traded oil and gas entities in the exploration and production industry. The companies were:

    - Brigham Exploration Company;

    - Edge Petroleum Corporation;

    - Fortune Natural Resources Corporation;

    - Parallel Petroleum Corporation;

    - Patina Oil & Gas Corporation; and

    - Texoil, Inc.

    Harris, Webb & Garrison analyzed the market value of the capitalization at each of the exploration and production companies as a multiple of selected financial data. For this purpose, Harris Webb & Garrison defined market capitalization as the market value of the relevant company's common equity plus total debt less excess cash and cash equivalents. Harris Webb & Garrison calculated the market capitalization of each of the comparable companies as a multiple of each such company's December 31, 1998 proved reserves, the latest twelve months earnings (as of December 31, 1998) before interest, taxes, depreciation, depletion, amortization, impairments and exploration costs ("EBITDX") and the present value of future net revenues of proved reserves (before taxes) discounted at 10% ("SEC PV-10"). Harris, Webb & Garrison's analysis of the exploration and production companies yielded the following ranges:

                                                           PROVED
                                                          RESERVES          EBITDX       SEC PV-10
                                                     -------------------  -----------  -------------
                                                     (PER THOUSAND CUBIC
                                                      FEET EQUIVALENT)
High...............................................       $    1.25              7.4x          158%
Low................................................       $    0.52              3.9x           86%

Applying these multiples to 3DX yielded an enterprise value range of $1.4 million to $13.3 million for 100% of 3DX, or an equity value range of $0.7 million to $12.6 million or $0.06-$1.14 per common share on a fully diluted basis. The mid-point of this range was $0.60 per common share of 3DX, which was 11% less than $0.675, the mid-point of the $0.60-$0.75 range of estimated fair market value of the merger consideration to be received for each 3DX common share in the merger.

    The variance of these ratios resulted in a wide range of implied values for 3DX. Harris Webb & Garrison believed that these ratios would not have been as important to a potential buyer of 3DX because the reserve information upon which these ratios are based consist only of publicly available information concerning proved reserves, most of which is current only as of December 31, 1998, with no information concerning possible or probable reserves. Instead, Harris Webb & Garrison believed that a potential buyer would place much greater importance on the Ryder Scott reserve report and 3DX management's estimates of reserves, including the fair market value of possible and probable reserves in estimating the fair market value of 3DX. As a result, Harris Webb & Garrison believed that it was inappropriate to, and therefore did not, give significant weight to the quantitative results of this analysis of comparable companies.

    COMPARABLE CONVERTIBLE PREFERRED STOCKS. Harris Webb & Garrison reviewed 16 publicly traded convertible preferred stocks and compared yield and conversion premiums to the new preferred stock.

The 16 convertible preferred stocks and the corresponding yields and conversion premiums are set forth below:

                                                                                               9/30/98
                                                9/30/98                                        PRICE
                                      PRICE     PRICE OF    ANNUAL              CONVERSION       OF    CONVERSION
NAME                                 AT ISSUE     PFD.     PFD. DIV.   YIELD   PRICE OF PFD.   COMMON   PREMIUM
-----------------------------------  --------   --------   ---------   -----   -------------   ------  ----------
Beazer Homes USA...................   $25.00     $ 28.50     $2.00       7%       $19.05       $20.63      (8)%
Cellnet Funding....................   $25.00     $ 17.25     $1.75      10%       $13.64       $6.00      127%
Echo Star Communications...........   $50.00     $ 60.75     $3.38       6%       $24.38       $24.00       2%
Dura Automotive Systems............   $25.00     $ 24.00     $1.88       8%       $42.87       $25.88      66%
Environmental Systems..............   $25.00     $ 17.50     $1.75      10%       $28.00       $10.81     159%
First Security.....................   $52.50     $ 30.31     $3.15      10%       $ 1.28       $16.75     (92)%
Global Thermo......................   $ 2.16     $  3.00     $0.22       7%       $ 0.54       $0.98      (45)%
Hecla Mining Co....................   $50.00     $ 42.00     $3.50       8%       $15.55       $5.06      207%
Metro Media Ind....................   $50.00     $ 22.75     $3.64      16%       $15.00       $3.88      287%
North Coast Energy.................   $10.00     $  7.75     $1.00      13%       $ 1.74       $0.94       85%
Perimi Corp........................   $25.00     $ 17.25     $2.13      12%       $37.76       $6.94      444%
PDK Labs Inc.......................   $10.00     $  4.50     $0.49      11%       $23.33       $3.63      543%
Reckson Associates.................   $25.00     $ 21.88     $1.91       9%       $28.51       $23.50      21%
Titan Corp.........................   $10.00     $ 11.94     $1.00       8%       $30.00       $5.25      471%
USA Biomass Corp...................   $10.00     $  9.75     $0.90       9%       $ 5.39       $2.81       92%
US Restaurant Props................   $25.00     $ 24.94     $1.93       8%       $26.64       $25.44       5%

Mean...............................                                     10%                               148%
High...............................                                     16%                               543%
Low................................                                      6%                               (92)%
Medium.............................                                      9%                                88%

    None of the 16 convertible preferred stocks, however, was very comparable to that of Esenjay given the fact that Esenjay's new preferred shares will have no yield and a unique put feature. Harris Webb & Garrison gave little weight to this analysis.

- COMPARABLE TRANSACTIONS. Harris Webb & Garrison reviewed five selected transactions:

    - Hicks, Muse, Tate & Furst, Inc. affiliate's purchase of convertible preferred shares of Triton Energy Limited;

    - Enron Capital & Trade Resources Corp.'s purchase of cumulative convertible preferred stock of Costilla Energy, Inc.;

    - Enron Corp.'s purchase of debt and equity securities from Brigham Exploration Company;

    - Universal Resources, Corp.'s acquisition of properties from H S Resources; and

    - Pogo Producing's acquisition of Arch Petroleum.


    Harris Webb & Garrison did not consider the reserves in any of these acquisitions to be very comparable to 3DX. Moreover, up-to-date reserve information was not available for such assets. Consequently, Harris Webb & Garrison did not make any calculations of ratios involved in these transactions, and Harris Webb & Garrison did not believe that a buyer of 3DX's assets would have given any significant weight to such an analysis.


    In addition to the financial analyses set forth above, Harris Webb & Garrison considered a number of additional factors in arriving at its opinion. Harris Webb & Garrison believes that these factors, while less susceptible to quantitative analysis, are relevant to an assessment of the value, from a financial point of view, of the consideration to be received by 3DX stockholders in the merger. These factors include, without limitation, the following:

    - The management of Esenjay informed Harris Webb & Garrison that Esenjay has a large number of drilling opportunities which it believes are capable of adding significant quantities of proved reserves. If Esenjay is able to add reserves in a cost effective manner, the price of its common stock should increase, assuming oil and gas prices remain at current levels. An increase in Esenjay's common stock price would effectively increase the value received by a 3DX stockholder assuming he continues to hold the Esenjay common shares after the merger.

    - The put option of the preferred stock that may be issued in the merger offers a 3DX stockholder greater protection against a decrease in the value of Esenjay. If Esenjay's common stock trades for an average amount of less than $1.875 per share based upon average daily closing prices for the twelfth month after the effective date of the merger, a holder of the preferred stock would have the right to put each share of preferred stock to Esenjay for $1.65 in cash or an amount of Esenjay common stock worth $1.875 based upon the average closing price of the common stock during the twelfth month.

    - Esenjay has an inventory of over 35 natural gas projects along the Texas and Louisiana Gulf Coast as compared to approximately 17 projects owned by 3DX in the Gulf Coast Region. The combined company in which 3DX stockholders would own stock would have a greater number of properties in several different areas.

    - The preferred stock that may be issued in the merger has a liquidation preference, which means that a holder of preferred stock has the right, subject to the certificate of designation of the preferred stock, to be paid the liquidation amount prior to a common stockholder receiving any money in the case of a bankruptcy or liquidation.

    The summary set forth above is a materially complete description of the analyses performed by Harris Webb & Garrison, and reflects all of the major factors that Harris, Webb & Garrison considered. Preparation of the fairness opinion involved various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Notwithstanding the separate factors summarized above, Harris Webb & Garrison believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its fairness opinion. In performing its analyses, Harris Webb & Garrison made numerous assumptions with respect to oil and gas industry performance, market prices for oil and gas and economic conditions and other matters. Those assumptions that Harris, Webb & Garrison believes to be material and unique to its analysis are set forth in the description of those analyses set forth above. The analyses performed by Harris Webb & Garrison are not necessarily indicative of actual values or future results, which may be significantly more or significantly less favorable than the analyses suggest.

    The board of directors of 3DX selected Harris Webb & Garrison as its financial advisor because Harris Webb & Garrison is a regionally recognized investment banking firm with substantial experience in assignments similar to that undertaken with regard to evaluating the merger. As part of its investment banking business, Harris Webb & Garrison is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    According to the terms of an engagement letter with 3DX, Harris Webb & Garrison will be paid $25,000 by 3DX for rendering the fairness opinion. 3DX has also agreed to reimburse Harris Webb & Garrison for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Harris Webb & Garrison against certain liabilities arising out of, or in connection with, the services rendered by Harris Webb & Garrison under the engagement, including liabilities under federal securities laws. However, indemnification of liabilities under the federal securities laws may be unenforceable on public policy grounds. The terms of the fee arrangement with Harris Webb & Garrison, which are customary in transactions of this nature, were negotiated at arm's length between 3DX and Harris Webb & Garrison.

RECOMMENDATION OF ESENJAY'S BOARD OF DIRECTORS

    The board of directors of Esenjay recommends a vote FOR approval and adoption of the merger. A vote of at least a majority of all outstanding Esenjay common stock is required to approve the merger. The merger proposal will be voted upon at the annual meeting of stockholders of Esenjay. Failure to approve the merger will result in the abandonment by Esenjay of the merger and 3DX's nominee will not become a member of the board of directors. Abstentions and broker non-votes will have the effect of a vote against the merger.

RECOMMENDATION OF 3DX'S BOARD OF DIRECTORS

    The board of directors of 3DX recommends a vote FOR approval and adoption of the merger. A vote of at least a majority of all outstanding 3DX common stock is required to approve the merger. The merger proposal will be voted upon at the special meeting of stockholders of 3DX. Failure to approve the merger will result in the abandonment by 3DX of the merger, 3DX's nominee will not be elected to the board of directors of Esenjay and 3DX may be required to pay Esenjay's reasonable costs and expenses incurred in negotiating and implementing the merger plus a $250,000 termination fee. Abstentions and broker non-votes will have the effect of a vote against the merger.

MANAGEMENT

    Upon consummation of the merger, Esenjay's board of directors will consist of the eight existing directors and C. Eugene Ennis, who has been designated by 3DX to serve as the Esenjay director representing the preferred stock. All of Esenjay's current executive officers will retain their positions.

COMPARISON OF STOCKHOLDERS' RIGHTS

                                                ESENJAY                                    3DX
                                ---------------------------------------  ---------------------------------------
Authorized Capital............  40,000,000 shares of Common Stock, $.01  20,000,000 shares of Common Stock, $.01
                                par value                                par value
                                5,000,000 shares of Preferred Stock,     1,000,000 shares of Preferred Stock,
                                $.01 par value                           $.01 par value

Preferred Stock...............  May be issued from time to time in one   May be issued from time to time in one
                                or more series as determined by the      or more series as determined by the
                                board of directors. Terms of each        board of directors. Terms of each
                                series to be set by resolution of the    series to be set by resolution of the
                                board of directors.                      board of directors.

                                                ESENJAY                                    3DX
                                ---------------------------------------  ---------------------------------------
Board of Directors............  No less than four nor more than          No less than three nor more than nine
                                fourteen directors as determined by the  directors as determined by the board of
                                board of directors. Board is divided     directors. Board is divided into three
                                into three classes serving three year    classes serving three year terms with
                                terms with as nearly equal a number of   as nearly equal a number of directors
                                directors in each class as possible.     in each class as possible. 3DX's board
                                Esenjay's board of directors currently   of directors currently has six members.
                                has eight members. Directors may be
                                removed with or without cause by a
                                majority vote of stockholders.

Indemnification...............  Officers and directors indemnified       Officers and directors indemnified
                                against personal liability to the        against personal liability to the
                                fullest extent allowed by Delaware law.  fullest extent allowed by Delaware law.

Compromise or Agreement by
  Corporation with Creditor or
  Stockholders................  In the event of bankruptcy,              Not applicable.
                                reorganization or dissolution, if
                                creditors or stockholders of
                                three-fourths of the value of such
                                class agrees to any compromise or
                                agreement sanctioned by the court as
                                necessary, the agreement or compromise
                                will bind the entire class.

Action by Stockholders........  Any action required or permitted to be   Any action required or permitted to be
                                taken by stockholders must be effected   taken by stockholders must be effected
                                at an annual or special meeting of the   at an annual or special meeting of the
                                stockholders.                            stockholders.

Annual Meeting................  Time and place to be set by the board    Time and place to be set by the board
                                of directors.                            of directors. If not set by the board
                                                                         of directors, the annual meeting will
                                                                         be held on the second Tuesday of May at
                                                                         10:00 a.m. at the corporate office.

Special Meetings..............  May be called at any time by a majority  May be called at any time by the board
                                of the board of directors or by the      of directors or the President. Time and
                                stockholders owning 10% in the           place to be set by the board of
                                aggregate amount of issued and           directors.
                                outstanding shares of common stock.
                                Time and place to be set in the meeting
                                notice.

                                                ESENJAY                                    3DX
                                ---------------------------------------  ---------------------------------------
Notice of Meetings............  Written notice stating the date, time,   Written notice stating the date, time,
                                place and purpose for which the special  place and purpose for which the special
                                meeting is called shall be given to      meeting is called shall be given to
                                stockholders entitled to vote at least   stockholders entitled to vote at least
                                ten days but not more than sixty days    ten days but not more than sixty days
                                before the meeting date.                 before the meeting date.

Quorum........................  A quorum consists of holders of a        A quorum consists of holders of a
                                majority of outstanding shares of each   majority of outstanding shares of each
                                class of stock entitled to vote at the   class of stock entitled to vote at the
                                meeting either present or represented    meeting either present or represented
                                by proxy.                                by proxy.

Voting........................  May vote in person or by proxy.          Except as otherwise provided, each
                                Directors are elected by a plurality of  stockholder shall be entitled to one
                                votes cast at the meeting. All other     vote for each share of capital stock
                                items require a majority of the votes    registered in the stockholder's name on
                                cast at the meeting.                     the books of 3DX. Proxies are allowed
                                                                         if in writing and are revocable.

                                                                         Voting need not be by written ballot.
                                                                         Votes on ballots must be signed by the
                                                                         stockholder or stockholder's proxy and
                                                                         state the number of shares voted.

                                                                         Directors are elected by a plurality of
                                                                         votes cast at the meeting. All other
                                                                         items require a majority of the votes
                                                                         cast at the meeting.

Inspectors....................  The board of directors may appoint one   The board of directors may appoint one
                                or more inspectors. If not appointed by  or more inspectors. If not appointed by
                                the board of directors, inspectors may   the board of directors, inspectors may
                                be appointed by the person presiding at  be appointed by the person presiding at the meeting and shall be appointed upon  the meeting and shall be appointed upon
                                request of any stockholder entitled to   request of any stockholder entitled to
                                vote at the meeting.                     vote at the meeting.

                                                ESENJAY                                    3DX
                                ---------------------------------------  ---------------------------------------
Business at Stockholders
  Meetings....................  To properly bring business before a      To properly bring business before a
                                meeting of the stockholders, a           meeting of the stockholders, a
                                stockholder must give written notice to  stockholder must give written notice to
                                the secretary of Esenjay not less than   the secretary of 3DX not less than 80
                                40 days prior to the meeting. The        days prior to the first anniversary of
                                notice must set forth a brief            the prior year's annual meeting. The
                                description of the business, the name    notice must set forth a brief
                                and address of the stockholder           description of the business, the name
                                proposing such business, the class and   and address of the stockholder
                                number of shares held by the             proposing such business, the class and
                                stockholder proposing the business and   number of shares held by the
                                any material interests the stockholder   stockholder proposing the business and
                                has in the business proposed.            any material interests the stockholder
                                                                         has in the business proposed.

Fiscal year...................  The fiscal year begins on the 1st day    The fiscal year is determined by the
                                of January and ends on the 31st day of   board of directors, and currently
                                December.                                begins on the 1st day of January and
                                                                         ends on the 31st day of December.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

    The following discussion summarizes the opinion of Porter & Hedges, L.L.P. as to the material federal income tax consequences of the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Code, Internal Revenue Service rulings, and judicial and administrative rulings in currently in effect, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of federal income taxation that may be relevant to a stockholder in light of the stockholder's particular circumstances or to those 3DX stockholders subject to special rules, such as stockholders who are not citizens or residents of the United States, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, stockholders who acquired their 3DX common stock by the exercise of options or similar derivative securities or otherwise as compensation or stockholders who hold their 3DX common stock as part of a straddle or conversion transaction. This discussion assumes that 3DX stockholders hold their shares of 3DX common stock as capital assets within the meaning of Section 1221 of the Code.

    This discussion assumes the absence of certain changes in the existing facts and relies on assumptions, representations and covenants made by 3DX and Esenjay, including those contained in certificates of officers of 3DX and Esenjay. If any of these factual assumptions is inaccurate, the tax consequences of the merger could differ from those described here. The opinions regarding the tax-free nature of the merger neither bind the IRS nor preclude the IRS from adopting a contrary position. Neither 3DX nor Esenjay intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

    FEDERAL INCOME TAX CONSEQUENCES TO 3DX AND ESENJAY. Neither Esenjay nor 3DX will recognize gain or loss for federal income tax purposes as a result of the merger.

    FEDERAL INCOME TAX CONSEQUENCES TO ESENJAY STOCKHOLDERS. Holders of Esenjay common stock will not recognize any gain or loss for federal income tax purposes as a result of the merger.

    FEDERAL INCOME TAX CONSEQUENCES TO 3DX STOCKHOLDERS. Except as provided below, holders of shares of 3DX common stock will:

    - not recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares of 3DX common stock for Esenjay common stock or preferred stock in the merger; and

    - have a tax basis in the Esenjay common stock received in the merger equal to the tax basis of the 3DX common stock surrendered in the merger.

The 3DX stockholders' holding period with respect to the Esenjay common stock or preferred stock received in the merger will include the holding period of the 3DX common stock surrendered in the merger.

    SPECIAL CONSIDERATIONS FOR 3DX STOCKHOLDERS ELECTING TO RECEIVE PREFERRED STOCK--POSSIBLE DIVIDEND TREATMENT. The Internal Revenue Service could take the position that a redemption for cash of the Esenjay preferred stock received by the 3DX stockholders is treated as a dividend, instead of a sale, to the extent that Esenjay has current or accumulated earnings and profits in the year of the redemption. The amount of the dividend would be the entire amount received by a stockholder in the redemption and would be taxed as ordinary income. If the redemption is treated as a sale, on the other hand, the amount received by the stockholder in the redemption, minus the stockholder's tax basis in redeemed stock, would be taxed as capital gain. Whether a redemption will be treated as a dividend depends on the application of the rules of section 302(b) of the Code, which, in turn, depends on each stockholder's specific facts, as outlined in the next three paragraphs.

    If a redemption is "not essentially equivalent to a dividend," the redemption will not be treated as a dividend. Although not entirely free from doubt owing to the lack of precision in the tests, a redemption of Esenjay preferred stock should be "not essentially equivalent to a dividend" if:

    - the stockholder's relative stock interest in Esenjay is minimal;

    - the stockholder is not able to exercise control over Esenjay's affairs;
      and

    - the redemption causes a reduction in the stockholder's proportionate interest in Esenjay.

To make the foregoing determinations, a stockholder's directly-owned shares and shares that the stockholder owns constructively under the rules of section 318 of the Code must be considered. The rules of constructive ownership are complex and can produce unexpected results, and depend on each stockholder's specific facts. Stockholders intending to rely on a redemption as "not essentially equivalent to a dividend" should consult their tax advisors in this regard.

    If a redemption is "substantially disproportionate" with respect to a stockholder, the redemption will not be treated as a dividend. To satisfy the substantially disproportionate rule, the stockholder, immediately after the redemption, must:

    - own less than 50% of the voting power of Esenjay;

    - own less than 80% of his percentage ownership of voting stock immediately before the redemption; and

    - own less than 80% of his percentage ownership of common stock before the redemption.

As in the case of the "not essentially equivalent to a dividend" test, a stockholder is considered to own shares constructively under the rules of section 318 of the Code. Thus, stockholders intending to rely on a redemption as being "substantially disproportionate" should consult their tax advisors.

    If a redemption results in a "complete termination" of the stockholder's interest in Esenjay, the redemption will not be treated as a dividend. A complete termination would require termination of the stockholder's holdings of both Esenjay common and preferred stock. As in the case of the preceding two paragraphs, a stockholder is considered to own shares constructively under the rules of section 318 of the Code. Thus, stockholders intending to rely on a redemption being "substantially disproportionate" should consult their tax advisors.

    SPECIAL CONSIDERATIONS FOR 3DX STOCKHOLDERS ELECTING TO RECEIVE PREFERRED STOCK--REDEMPTION PREMIUM. Because the Esenjay preferred stock is subject to redemption at a price higher than its issue price, the Internal Revenue Service could take the position that the receipt of preferred stock by the 3DX stockholders results in those stockholders having received a dividend taxable as ordinary income. The amount of this dividend would be equal to the excess of:

    - the redemption price of the preferred stock over;

    - the fair market value of the 3DX common stock exchanged for the preferred stock.

A portion of this dividend would be taxable as ordinary income to the stockholders in each taxable year until the redemption occurs. As discussed in the next paragraph, this dividend treatment will not occur if certain "safe harbor" requirements are met.

    Under a "safe harbor" rule, if:

    - a stockholder is not "related" to Esenjay;

    - Esenjay has no plans, arrangements, or agreements that effectively require or are intended to compel it to redeem the preferred stock; and

    - Esenjay's exercise of its right to redeem the preferred stock will not reduce the yield on the preferred stock, then the dividend treatment discussed in the preceding paragraph will not apply.

Esenjay has represented that the latter two safe harbor requirements are met. With respect to the first requirement, because a determination as to whether a 3DX stockholder is "related" to Esenjay depends on each stockholder's specific facts, 3DX stockholders intending to rely on the safe harbor requirements should consult their tax advisors to determine whether they may be "related" to Esenjay.

    SPECIAL CONSIDERATIONS FOR 3DX STOCKHOLDERS ELECTING TO RECEIVE PREFERRED STOCK--SECTION 306 STOCK. The Internal Revenue Service could take the position that the preferred stock received by the 3DX stockholders in the merger is "section 306 stock." Esenjay intends to treat the preferred stock as not "section 306 stock" because it believes the receipt of the stock by 3DX stockholders will not be "substantially the same as the receipt of a stock dividend." If the preferred stock were determined to be section 306 stock, the entire amount paid to the 3DX stockholders in a cash redemption of the preferred stock could be taxable as ordinary income to the extent of Esenjay's earnings and profits at the time of the redemption, with any excess treated as capital gain or a recovery of basis. In a disposition of the stock other than by redemption, ordinary income treatment would be based on Esenjay's earnings and profits at the time of the merger. Because the effects of a disposition of section 306 stock depend on each stockholder's particular facts, 3DX stockholders contemplating an election to receive preferred stock should consult their tax advisors in this regard.


    SPECIAL CONSIDERATIONS FOR 3DX STOCKHOLDERS ELECTING TO RECEIVE PREFERRED STOCK--NONQUALIFIED PREFERRED STOCK. The Internal Revenue Service could take the position that the preferred stock received by the 3DX stockholders in the merger is "nonqualified preferred stock." Esenjay does not believe the preferred stock is "nonqualified preferred stock" and will not treat it as such. However, congressionally authorized regulations regarding "nonqualified preferred stock" have not been promulgated, and could, if and when issued, provide a different result. If the preferred stock were determined to be nonqualified preferred stock, then a stockholder receiving preferred stock would recognize taxable income, if any, to the extent the value of the preferred stock received exceeded his tax basis in such stock.

    WE INTEND THIS DISCUSSION TO PROVIDE ONLY A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. WE DO NOT INTEND THAT IT BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, WE DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER, WITH RESPECT TO YOUR INDIVIDUAL CIRCUMSTANCES.

ACCOUNTING TREATMENT

    The merger will be accounted for using the purchase method of accounting. Esenjay will be treated as the acquiror of 3DX's business and as a result, the total value of Esenjay shares issued in the merger will be allocated and recorded based upon the estimated fair values of the net assets of 3DX. See Esenjay's Unaudited Pro Forma Financial Statements appearing elsewhere in this proxy statement/ prospectus setting forth a description of the adjustments expected to be recorded to 3DX's financial statements.

GOVERNMENT AND REGULATORY APPROVALS

    GOVERNMENTAL APPROVALS. Other than the filing of a Certificate of Merger with the Secretary of State of Delaware, no consent, approval or authorization of, or filing a registration with, any governmental or regulatory authority, or any other person or entity is required to be made or obtained by Esenjay or 3DX in connection with the merger.

    BUSINESS COMBINATIONS WITH INTERESTED PARTIES. Section 203 of the Delaware General Corporation Law limits "business combinations" between corporations and interested persons, which definition would include 3DX with respect to Esenjay following the consummation of the merger. However, the statute exempts business combinations with interested stockholders who become stockholders in a transaction approved by the board of directors. The board of directors of Esenjay and 3DX approved the merger on May 11, 1999. Accordingly, this statute will not apply to 3DX in connection with the merger.

HOW TO ELECT FORM OF MERGER CONSIDERATION

    The proxy card enclosed for 3DX stockholders includes an item for the election of the form of merger consideration that the stockholder will receive if the merger is approved by 3DX stockholders and subsequently consummated. Whether a 3DX stockholder votes in favor of the merger or against the merger, it should also select the form of merger consideration it wishes to receive in the event the merger is consummated. Selecting a form of merger consideration will have no effect if the merger is not consummated. However, as stated in the merger agreement, a holder of 3DX common stock who fails to make an election or vote its shares will automatically have its shares converted into Esenjay common stock. Therefore, the only way that a holder of 3DX common stock may receive Esenjay preferred stock is to make an election to receive preferred stock on the proxy card or at the special meeting.

EXCHANGE OF SHARES

    Esenjay will appoint an exchange agent to handle the exchange of 3DX stock certificates in the merger for the form of merger consideration previously chosen by the holder of 3DX common stock. Soon after the closing, the exchange agent will send to each holder of 3DX stock a letter of transmittal for use in the exchange and instructions explaining how to surrender 3DX stock certificates to the exchange agent. Holders of 3DX stock who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration.

Holders of unexchanged shares of 3DX stock will not be entitled to receive any dividends or other distributions payable by Esenjay after the closing until their certificates are surrendered.

RIGHTS OF DISSENTING STOCKHOLDERS OF 3DX

    SECTION 262 OF DGCL IS REPRINTED IN ITS ENTIRETY AS EXHIBIT D TO THIS PROXY STATEMENT/PROSPECTUS. THE FOLLOWING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO EXHIBIT D. THIS DISCUSSION AND EXHIBIT D SHOULD BE REVIEWED CAREFULLY BY ANY 3DX STOCKHOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO, AS FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH BELOW OR IN EXHIBIT D WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

    A holder of record of 3DX common stock as of the record date who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective date of the merger, who otherwise complies with the statutory requirements of section 262 of DGCL and who neither votes in favor of the merger nor consents to the merger in writing may be entitled to an appraisal by the Delaware Court of Chancery of the fair value of its shares of 3DX common stock. Except as set forth below, stockholders of 3DX will not be entitled to appraisal rights in connection with the merger.

    Under section 262, where a merger is to be submitted for approval at a meeting of stockholders not less than 20 days before the meeting, each constituent corporation must notify each of the holders of its stock for which appraisal rights are available that such appraisal rights are available and include in each such notice a copy of section 262.


    3DX stockholders who desire to exercise their appraisal rights must not vote in favor the merger and must deliver a separate written demand for appraisal to 3DX before the vote by the stockholders of 3DX on the merger. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform 3DX of the identity of the stockholder of record and that such record stockholder intends thereby to demand appraisal of the 3DX common stock. A person having a beneficial interest in shares of 3DX common stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights are available. If the shares of 3DX common stock are owned of record by a person other than the beneficial owner, including a broker, a trustee, guardian custodian or other nominee, such demand must be executed by or for the record owner. If the shares of 3DX common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.


    A record owner, such as a broker, fiduciary or other nominee, who holds shares of 3DX common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of 3DX common stock outstanding in the name of such record owner.

    A stockholder who elects to exercise appraisal rights, if available, should mail or deliver his, her or its written demand to: 3DX at 12012 Wickchester, Houston, Texas 77079.

    The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of 3DX common stock owned, and that the stockholder is demanding appraisal of its shares. A vote against the merger will not itself constitute such a demand. Within ten days after the effective date of the merger, the surviving corporation must provide notice of the effective date of the merger to all stockholders who have complied with section 262.

    Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has complied with the required conditions of section 262 may file a petition in the Delaware Court, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Accordingly, 3DX stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in section
262. If appraisal rights are available, within 120 days after the effective date of the merger, any stockholder who has complied with the applicable provisions of section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of 3DX common stock not voting in favor of the merger and with respect to which demands for appraisal were received by 3DX and the number of holders of such shares. Such statement must be mailed within 10 days after the written request for the list has been received by the surviving corporation.

    If a petition for an appraisal is timely filed and assuming appraisal rights are available, at the hearing on such petition, the Delaware Court will determine which stockholders, if any, are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of 3DX common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In WEINBERGER V UOP INC., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts ascertainable as of the date of the merger that throw light on future prospects of the merged corporation. In WEINBERGER, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262; HOWEVER, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

    The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of 3DX, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

    Any holder of shares of 3DX common stock who has duly demanded appraisal in compliance with section 262 will not, after the effective date of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date before the effective date of the merger.

    At any time within 60 days after the effective date of the merger, any stockholder will have the right to withdraw such demand for appraisal; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the effective date of the merger, stockholders' rights to appraisal shall cease. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the merger, except that:



    - any such attempt to withdraw made more than 60 days after the effective date of the merger will require written approval of the surviving corporation and



    - no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

                        DESCRIPTION OF MERGER AGREEMENT

    THE FOLLOWING DESCRIBES THE MATERIAL TERMS OF THE MERGER AGREEMENT. THE FULL TEXT OF THE MERGER AGREEMENT IS ATTACHED AS EXHIBIT A TO THIS DOCUMENT AND IS INCORPORATED BY REFERENCE IN THIS DOCUMENT. WE ENCOURAGE YOU TO READ THE ENTIRE MERGER AGREEMENT.

STRUCTURE OF SURVIVING COMPANY AND TIMING AT THE MERGER

    The merger agreement provides for the merger of 3DX with and into Esenjay, with Esenjay surviving the merger. Once the merger has become effective, 3DX will no longer exist as a separate entity. All of 3DX's operations, assets and liabilities will belong to Esenjay.

    The merger will become effective when Esenjay files a certificate of merger with the Secretary of State of the State of Delaware. Esenjay expects this filing to occur as soon as practicable after the last condition precedent to the merger set forth in the merger agreement has been satisfied or waived.

CONVERSION OF 3DX COMMON STOCK

    Under the terms of the merger agreement, 3DX stockholders will have their choice of either of the following forms of merger consideration or a combination of both:

    - one share of Esenjay common stock for each 3.25 shares of issued and outstanding 3DX common stock; or

    - one share of Esenjay Series A convertible preferred stock 2.75 shares of issued and outstanding 3DX common stock.

    Any 3DX stockholder who fails to make an election will automatically receive Esenjay common stock in exchange for its 3DX common stock. In order to limit potential negative Federal income tax consequences for Esenjay, 3DX and 3DX stockholders, if holders of an aggregate of more than 50% of the shares of 3DX common stock elect to receive preferred stock in the merger, the amount electing to receive preferred stock will be pro rated so that an aggregate of only 50% of the total shares of 3DX common stock will be converted into preferred stock, with the other shares of 3DX common stock being converted into Esenjay common stock. Any fractional shares of preferred stock will be rounded to the nearest whole share. Generally, each share of preferred stock is convertible into one share of Esenjay common stock. A description of the preferred stock is set forth in this proxy statement/ prospectus under the caption "The Merger--Certificate of Designations."

ESENJAY BOARD OF DIRECTORS AND OFFICERS

    The merger agreement provides that holders of preferred stock will be entitled to elect one representative to Esenjay's board of directors as long as any shares of preferred stock remain issued and outstanding. 3DX's board of directors has designated C. Eugene Ennis to serve in this position immediately upon the effective date of the merger.

    The existing officers of Esenjay immediately prior to the effective date shall continue in their positions with the combined company after the effective date of merger.

EXCHANGE OF 3DX COMMON STOCK CERTIFICATES

    Beginning on the effective date, each holder of outstanding 3DX common stock may exchange their stock certificates for a certificate representing the number of whole shares of Esenjay preferred stock or common stock into which their shares of 3DX common stock shall be converted. However, after the effective date, issued and outstanding 3DX common stock certificates shall only evidence ownership of the number of whole shares of Esenjay preferred stock or common stock into which such shares have been converted. Upon the effective date, the stock transfer books of 3DX shall be closed, and no transfer of any certificates representing shares of 3DX shall be made.

REPRESENTATIONS AND WARRANTIES

    In the merger agreement, both Esenjay and 3DX have made various representations and warranties relating to certain issues, including the following:

    - the valid organization and continued good standing of the companies;

    - the merger agreement will be a duly authorized, valid and binding agreement when approved by stockholders;

    - the financial statements and reports filed with the SEC are accurate and fairly represent the financial condition of each company;

    - the absence of any undisclosed liabilities;

    - the absence of any material change since December 31, 1998; and

    - the compliance with all laws, regulations and court orders.

In addition, Esenjay has represented and warranted that it has no plans or agreements which would effectively require or compel Esenjay to exercise its right to redeem the preferred stock. These representations and warranties of both Esenjay and 3DX will expire on the effective date.

CONDUCT OF BUSINESS BEFORE THE EFFECTIVE DATE

    From the date Esenjay and 3DX executed the merger agreement until the effective date of the merger, both companies are required to conduct their business only in the ordinary course and consistent with past practice and industry standard practices. The companies agreed to use reasonable efforts to preserve their present business organization, employees and officers, and relationships with customers and suppliers. The companies have also agreed to promptly notify each other of any change or event which could reasonably be expected to jeopardize the other party's ability to obtain the expected benefits of the merger. Both Esenjay and 3DX have agreed to use their reasonable best efforts to take all appropriate and necessary action to consummate the merger.

    Additionally, during the period from the execution of the merger agreement until the effective date, 3DX agrees to take the following actions:

    - not enter into any employment contracts;

    - not incur any indebtedness outside the ordinary course of business;

    - not commit to capital expenditures in an aggregate amount in excess of $250,000;

    - not dispose of assets, other than in the ordinary course of business;

    - maintain insurance at least at present levels;

    - not amend its certificate of incorporation, by-laws or rights of capital stock;

    - except for certain specified issuances, not issue, sell or acquire any shares of its capital stock;

    - not declare or pay any dividends or distributions on capital stock;

    - promptly call and hold a stockholders' meeting to approve the merger;

    - deliver quarterly unaudited financial statements to Esenjay;

       - not authorize or permit its agents to:

       - solicit or encourage any inquiry or proposal that could lead to a merger, combination or other transaction which could interfere with, prevent or delay the merger of 3DX with Esenjay; or

       - propose, participate or co-operate with any other person seeking such a merger, combination or other transaction unless 3DX's board of directors concludes in good faith, after consultation with its financial advisors, that the alternative proposal is a BONA FIDE offer that is clearly and unambiguously more favorable to 3DX's stockholders than the merger described in this prospectus; and

       - make the professional services of 3DX's professional geophysicists and reservoir engineers available to Esenjay for up to a total of ten full person days per week.

During this same period, Esenjay agrees to take the following actions:

    - promptly call and hold a stockholders' meeting to:

       - approve the merger;

       - elect C. Eugene Ennis to the board of directors; and

       - authorize the preferred stock and the issuance of common stock or preferred stock to 3DX stockholders;

    - take the necessary actions to have the preferred stock listed on the Nasdaq Bulletin Board System and have the common stock to be issued quoted on the Nasdaq Small-Cap Market;

    - take the steps necessary to designate the Series A preferred stock, including filing the Certificate of Designations with the Secretary of State of Delaware; and

    - either:

       - add directors and officers insurance coverage for 3DX's existing directors and officers to Esenjay's existing insurance policy; or

       - consent to 3DX spending up to $94,000 to pay for an extension to 3DX's directors and officers insurance policy to cover claims made after the effective date of the merger.

CONDITIONS TO THE MERGER

    CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of both Esenjay and 3DX are subject to the completion of the following conditions:

    - the representations and warranties made by both companies are true as of the effective date;

    - no legal action relating to the merger is pending or threatened;

    - the legal counsel for each company has provided a favorable opinion satisfactory to the other company;

    - the majority of stockholders of each company have approved the merger;

    - the companies have obtained any required consents to the merger from:


       - holders of the companies' material debt other than 3DX's lender Bank of America;


       - lessors of property leased by the companies; and

       - and parties to other material contracts.

    CONDITIONS TO THE OBLIGATIONS OF ESENJAY. The obligation of Esenjay to consummate the merger is further subject to the satisfaction of the following conditions:

    - all options to purchase 3DX common stock have been:

       - exercised as of or before the effective date; or

       - terminated under the terms of the option as of or immediately before the effective date;

    - waiver of the right to receive 3DX common stock by all persons entitled to receive such stock under the anti-dilution provisions of the 3DX Common Subscription Agreement dated June 3, 1998;

    - make employment offers to certain of 3DX's technical staff; and

    - 3DX obtaining voting agreements from its officers and directors stating that they will vote their shares:

       - in favor of the merger;

       - in favor of the related issuance of preferred stock;

       - in favor of electing C. Eugene Ennis to Esenjay's board of directors;
         and

       - against any other action that would delay or impede the consummation of the merger.

    CONDITIONS TO THE OBLIGATIONS OF 3DX. The obligation of 3DX to consummate the merger is further subject to the satisfaction of the following conditions:

    - obtain a written fairness opinion from an independent investment advisor/banker that the merger agreement and exchange ratio are fair, from a financial point of view, to the 3DX stockholders, which shall not have been withdrawn;

    - Esenjay obtaining a voting agreement from their controlling stockholders stating that they will vote their shares:

       - in favor of the merger;

       - in favor of the related issuance of preferred stock;

       - in favor of electing C. Eugene Ennis to Esenjay's board of directors;
         and

       - against any other action which would delay or impede the consummation of the merger.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time before the effective date, whether before or after approval by the boards of directors or stockholders of Esenjay or 3DX:

    - by the mutual consent of Esenjay and 3DX;

    - by Esenjay if:

       - any condition on Esenjay's obligation to consummate the merger has not been met and has not been waived by Esenjay;

       - there has been a material adverse change in the financial condition of 3DX since the date of 3DX's most recent financial statements filed with the SEC; or

       - if before the effective date, 3DX's stockholders or board of directors has withdrawn their approval of the merger in a manner adverse to Esenjay.

    - by 3DX if:

       - any condition on 3DX's obligation to consummate the merger has not been met and has not been waived by 3DX; or

       - there has been a material adverse change in the financial condition of Esenjay since the date of Esenjay's most recent financial statements filed with the SEC.

    - by either Esenjay or 3DX if:

       - any legal proceeding is threatened or pending that seeks to restrain, prohibit or otherwise affect consummation of the merger; or

       - the effective date has not occurred on or before September 15, 1999.

    EFFECT OF TERMINATION. If the merger agreement is terminated for one of the reasons stated above, the merger agreement becomes void without any liability on the part of the parties, including stockholders, controlling persons, directors and officers, except as otherwise provided for.

    WAIVER OF CONDITIONS. The board of directors, executive committee of the board of directors, or the chief executive officer of either Esenjay or 3DX may waive any term of the merger agreement benefitting that company.

    EXPENSES ON TERMINATION. If the merger agreement is terminated in accordance with the termination provisions, all expenses will be paid by the company incurring them, except:

    - if 3DX terminates the merger agreement because it failed to obtain stockholder approval, then it will pay all of Esenjay's reasonable costs and expenses, including legal fees, incurred in connection with negotiating and implementing the merger agreement, plus a termination fee of $250,000;

    - if 3DX terminates the agreement because it accepts a superior offer or violates its covenant against soliciting offers from other persons, 3DX will pay all of Esenjay's reasonable costs and expenses, including legal fees, incurred in connection with negotiating and implementing the merger agreement, plus a $250,000 termination fee;

    - if Esenjay terminates the merger agreement because 3DX:

       - modifies or withdraws its board of directors' recommendation or stockholders' vote; or

       - the written fairness opinion is withdrawn after it was issued,

    3DX will pay all of Esenjay's reasonable costs and expenses, including legal fees, incurred in connection with negotiating and implementing the merger agreement, plus a $250,000 termination fee.

3DX agrees that the $250,000 termination fee plus all of Esenjay's reasonable expenses, including legal fees, is a reasonable approximation of the loss Esenjay would actually sustain if 3DX terminates the agreement for failing to obtain stockholder approval, accepting a superior offer, or failing to recommend to stockholders to approve the merger. The payment of reasonable expenses and the termination fee is the exclusive remedy for termination of the merger agreement in the circumstances giving rise to the obligation. However, this exclusive remedy does not limit the right to indemnification discussed below.

    INDEMNIFICATION FOR STATEMENTS IN PROXY STATEMENT PROSPECTUS. Both Esenjay and 3DX agree to indemnify each other against any claims based upon false or misleading statements about itself or any omissions to state information in this proxy statement/prospectus. This indemnification applies to the other company, its officers, its directors, and each person who controls the other company within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Exchange Act of 1934. Such indemnification extends to losses, claims, damages, legal fees and other expenses incurred to investigate or defend against such claims.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

    The following financial statements set forth unaudited pro forma financial information which is presented to give effect to the merger. The merger will be accounted for as a purchase in accordance with generally accepted accounting principles. 3DX utilizes the full cost method of accounting for oil and gas activities. Esenjay utilizes the successful efforts method of accounting for oil and gas activities.


    The historical financial information for the year ended December 31, 1998 is derived from Esenjay and 3DX's respective audited consolidated financial statements. The unaudited pro forma consolidated statement of operations information for the year ended December 31, 1998 and for the six months ended June 30, 1999 combine Esenjay's and 3DX's historical information as adjusted to give effect to the merger between Esenjay and 3DX as if the merger had occurred on January 1, 1998. The unaudited pro forma consolidated balance sheet as of June 30, 1999 gives effect to the merger between Esenjay and 3DX as if the merger had occurred on June 30, 1999.


    The unaudited pro forma financial information is not necessarily indicative of the results of operations or the financial position which would have occurred had the merger been consummated at January 1, 1998, nor are they necessarily indicative of future results of operations or financial position. The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements of 3DX included elsewhere in this proxy statement/prospectus and the Esenjay historical consolidated financial statements incorporated by reference in this document. See "Where You Can Find More Information."

                           ESENJAY EXPLORATION, INC.

                        UNAUDITED PROFORMA BALANCE SHEET


                                 JUNE 30, 1999



                                                                                              PRO FORMA
                                        ESENJAY           3DX           PRO FORMA             JUNE 30,
                                      HISTORICAL      HISTORICAL       ADJUSTMENTS              1999
                                     -------------   -------------   ----------------       -------------
Cash...............................  $     406,380   $     734,517                          $   1,140,897
Accounts receivable, net of
  allowance for doubtful
  accounts.........................      3,517,657       1,028,008                              4,545,665
Prepaid and other expenses.........        631,070          67,218                                698,288
Receivables from affiliates........        818,693              --                                818,693
                                     -------------   -------------   ----------------       -------------
    Total current assets...........      5,373,800       1,829,743                              7,203,543

Oil and gas properties.............     69,544,779      40,089,976        (32,795,947)(b)      77,316,954
                                                                              478,146(a)
Other property and equipment.......      1,461,691         273,780                              1,735,471
                                     -------------   -------------   ----------------       -------------
                                        71,006,470      40,363,756        (32,317,801)         79,052,425
Less accumulated dd&a..............    (20,100,904)    (32,795,947)        32,795,947(b)      (20,100,904)
                                     -------------   -------------   ----------------       -------------
    Property and equipment, net....     50,905,566       7,567,809            478,146          58,951,521

Other assets.......................        895,016          63,771                                958,787
                                     -------------   -------------   ----------------       -------------
    Total other assets.............        895,016          63,771                                958,787
                                     -------------   -------------   ----------------       -------------
    Total assets...................  $  57,174,382   $   9,461,323   $        478,146       $  67,113,851
                                     -------------   -------------   ----------------       -------------
                                     -------------   -------------   ----------------       -------------

Accounts payable...................  $   7,637,635   $     867,483                          $   8,505,118
Accounts payable to affiliate,
  net..............................        280,034              --                                280,034
Revenue distribution payable.......      3,043,412              --                              3,043,412
Accrued expenses...................      1,788,122         541,780                              2,329,902
Current portion of long-term
  debt.............................      8,070,000              --                              8,070,000
                                     -------------   -------------   ----------------       -------------
    Total current liabilities......     20,819,203       1,409,263                             22,228,466

Long-term debt.....................      8,350,000         750,000                              9,100,000
Non-recourse debt..................        864,000              --                                864,000
Accrued interest on non-recourse
  debt.............................        397,154              --                                397,154
                                     -------------   -------------   ----------------       -------------
    Total liabilities..............     30,430,357       2,159,263                             32,589,620

Common stock, $.01 par value.......        157,902          96,918            (96,918)(a)         196,803
                                                                               38,901(a)
Deferred compensation..............             --         (85,325)            85,325(a)                0
Paid in capital....................     77,662,386      39,990,713        (39,990,713)(a)      85,403,691
                                                                            7,741,305(a)
Retained deficit...................    (51,076,263)    (32,700,246)        32,700,246(a)      (51,076,263)
                                     -------------   -------------   ----------------       -------------
    Total stockholders' equity.....     26,744,025       7,302,060            478,146          34,524,231
                                     -------------   -------------   ----------------       -------------
    Total liabilities and
      stockholders' equity.........  $  57,174,382   $   9,461,323   $        478,146       $  67,113,851
                                     -------------   -------------   ----------------       -------------
                                     -------------   -------------   ----------------       -------------
Book value per common share........  $        1.69   $        0.77                          $        1.75
                                     -------------   -------------   ----------------       -------------
                                     -------------   -------------   ----------------       -------------

                           ESENJAY EXPLORATION, INC.

                   UNAUDITED PROFORMA STATEMENT OF OPERATIONS


                         SIX MONTHS ENDED JUNE 30, 1999



                                       ESENJAY          3DX           PRO FORMA
                                      HISTORICAL     HISTORICAL      ADJUSTMENTS           PRO FORMA
                                     ------------   ------------   ---------------       -------------
Oil & gas revenues.................  $  1,757,106   $    981,765                         $   2,738,871
Gain on commodities transactions...       198,023             --                               198,023
Gain on sale of assets.............       110,632             --                               110,632
Operating fees.....................       153,351             --                               153,351
Other revenues.....................        24,437         18,120                                42,557
                                     ------------   ------------   ---------------       -------------
    Total revenues.................     2,243,549        999,885                             3,243,434
                                     ------------   ------------   ---------------       -------------

Lease operating expenses...........       372,588         87,977                               460,565
Production taxes...................       115,234         68,898                               184,132
Depletion, depreciation and
  amortization.....................     1,175,827        993,719    $ 319,299(c)             2,488,845
Amortization of unproved
  properties.......................     4,358,000             --                             4,358,000
Impairment of oil and gas
  properties.......................            --      2,278,945                             2,278,945
Exploration costs-geological &
  geophysical......................     1,355,487             --      675,918(d)             2,031,405
Exploration costs--dry hole........        65,278             --                                65,278
Interest expense...................       308,439             --                               308,439
General & administrative...........     3,082,096        854,458                             3,936,554
                                     ------------   ------------   ---------------       -------------
    Total expenses.................    10,832,949      4,283,997      995,217               16,112,163
                                     ------------   ------------   ---------------       -------------

Net loss...........................  $ (8,589,400)  $ (3,284,112)   $(995,217)           $ (12,868,729)

Net loss applicable to common
  stockholders.....................  $ (8,589,400)  $ (3,284,112)                        $ (12,868,729)
                                     ------------   ------------   ---------------       -------------
                                     ------------   ------------   ---------------       -------------
Net loss per common and common
  stock equivalent.................  $      (0.54)  $      (0.35)                        $       (0.65)
                                     ------------   ------------                         -------------
                                     ------------   ------------                         -------------
Common stock dividend per common
  and common stock equivalent......            --             --                                    --
                                     ------------   ------------                         -------------
                                     ------------   ------------                         -------------
Weighted average number of shares
  outstanding......................    15,790,084      9,488,232                            19,680,188(e)
                                     ------------   ------------                         -------------
                                     ------------   ------------                         -------------

                           ESENJAY EXPLORATION, INC.

                   UNAUDITED PROFORMA STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998


                                        ESENJAY          3DX           PRO FORMA
                                      HISTORICAL      HISTORICAL      ADJUSTMENTS            PRO FORMA
                                     -------------   ------------   ----------------       -------------
Oil & gas revenues.................  $   1,372,002   $  4,544,690                          $   5,916,692
Loss on commodities transactions...       (113,911)            --                               (113,911)
Gain on sale of assets.............          5,375             --                                  5,375
Unrealized gain on commodity
  transactions.....................        128,936             --                                128,936
Operating fees.....................        282,020             --                                282,020
Other revenues.....................         42,051         53,984                                 96,035
                                     -------------   ------------   ----------------       -------------
    Total revenues.................      1,716,473      4,598,674                              6,315,147
                                     -------------   ------------   ----------------       -------------

Lease operating expenses...........        270,881        411,875                                682,756
Production taxes...................         95,728        319,874                                415,602
Transportation & gathering.........          1,719             --                                  1,719
Depletion, depreciation and
  amortization.....................      1,522,771      3,545,328   $       (919,293)(c)       4,148,806
Amortization of unproved
  properties.......................      6,937,300             --                              6,937,300
Impairment of oil and gas
  properties.......................      5,832,024      7,863,536                             13,695,560
Exploration costs--geological &
  geophysical......................      5,882,307             --          1,671,799(d)        7,554,106
Exploration costs--dry hole........      5,213,930             --                              5,213,930
Delay rentals......................        159,383             --                                159,383
Interest expense...................        620,121         12,847                                632,968
General & administrative...........      4,501,656      2,033,756                              6,535,412
                                     -------------   ------------   ----------------       -------------
    Total expenses.................     31,037,820     14,187,216            752,506          45,977,542
                                     -------------   ------------   ----------------       -------------

Net loss...........................    (29,321,347)    (9,588,542)          (752,506)        (39,662,395)

Preferred stock dividends..........         48,136             --                                 48,136
                                     -------------   ------------   ----------------       -------------

Net loss applicable to common
  stockholders.....................  $ (29,369,483)  $ (9,588,542)  $       (752,506)      $ (39,710,531)
                                     -------------   ------------   ----------------       -------------
                                     -------------   ------------   ----------------       -------------

Net loss per common and common
  stock equivalents................  $       (2.97)  $      (1.15)                         $       (2.88)
                                     -------------   ------------                          -------------
                                     -------------   ------------                          -------------
Common stock dividend per common
  and common stock equivalent......  $          --   $         --                          $          --
                                     -------------   ------------                          -------------
                                     -------------   ------------                          -------------
Weighted average number of shares
  outstanding......................      9,882,227      8,328,429                             13,772,331(e)
                                     -------------   ------------                          -------------
                                     -------------   ------------                          -------------

                           ESENJAY EXPLORATION, INC.

                NOTES TO UNAUDITED PROFORMA FINANCIAL STATEMENTS


(a) Assumes the issuance of 3,890,104 shares of Esenjay Exploration, Inc. common stock at $2.00 per share in exchange for all of the outstanding common stock (9,691,761), additional shares subsequently issued by 3DX that are unrelated to this merger (225,080) plus common stock equivalents (780,944) expected to be converted upon consummation of the merger. This assumes 100% of the total outstanding 3DX common shares and equivalents are exchanged for Esenjay common stock and no shares are being exchanged for Esenjay preferred stock. In connection with the merger, all of the equity of 3DX is eliminated and the assets and liabilities assumed are recorded at their estimated fair values in relation to the total value of consideration received. The following calculation shows the number of Esenjay shares issued and the total consideration given to 3DX assuming the issuance of 0% preferred stock, 25% preferred stock and 50% preferred stock.



                                                                100%        75% COMMON     50% COMMON
                                                            COMMON STOCK   25% PREFERRED  50% PREFERRED
                                                           --------------  -------------  -------------
3DX common stock.........................................      9,691,761      9,691,761      9,691,761
Shares issued subsequent to June 30, 1999................        225,080        225,080        225,080
Common stock equivalents assumed to convert in merger....        780,944        780,944        780,944
                                                           --------------  -------------  -------------
    Total 3DX shares to exchange.........................     10,697,785     10,697,785     10,697,785
Exchange ratio...........................................           2.75           2.87           3.00
                                                           --------------  -------------  -------------
Esenjay shares issued....................................      3,890,104      3,728,015      3,565,928
Fair value of Esenjay stock(1)...........................   $       2.00    $      2.00    $      2.00
                                                           --------------  -------------  -------------
Fair value of consideration given........................   $  7,780,206    $ 7,456,029    $ 7,131,856
                                                           --------------  -------------  -------------
                                                           --------------  -------------  -------------


------------------------

    (1) Stock price near the date of initial filing was approximately $2.00 per share.

(b) As part of the recording of the assets and liabilities recorded, the accumulated DD&A of 3DX is offset against oil and gas properties. The basis in oil and gas properties acquired from 3DX was determined as follows:


Fair value of net assets received:
  Cash..................................  $     734,517
  Accounts receivable...................      1,028,008
  Prepaid expenses......................         67,218
  Other property........................        273,780
  Other assets..........................         63,771
  Accounts payable......................       (867,483)
  Accrued expenses......................       (541,780)
  Long-term debt........................       (750,000)
                                          -------------
Fair value of non oil and gas net
  assets................................          8,031
Remaining basis allocated to oil and gas
  properties(1).........................      7,772,175
                                          -------------
Total fair value of consideration
  received (see note a).................  $   7,780,206
                                          -------------
                                          -------------


------------------------

    (1) Amount includes technical interpretation equipment.

                           ESENJAY EXPLORATION, INC.

(c) Depletion, depreciation and amortization ("DDA") for the year ended December 31, 1998 and for the six months ended June 30, 1999 amounted to $2,626,035 and $1,313,018, respectively. These amounts were calculated using production rates for the related period and the fair market value of the oil & gas properties acquired from 3DX, utilizing the successful efforts method of accounting. The historical DDA rates of Esenjay for the year ended December 31, 1998 and for the six months ended June 30, 1999 were $2.16 per mcfe and $1.06 per mcfe, respectively. The historical DDA rates of 3DX for the year ended December 31, 1998 and for the six months ended June 30, 1999 were $1.68 per mcfe and $1.90 per mcfe, respectively. On a pro forma basis, the DDA rates were $1.48 and $1.89 for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively.



(d) Internal costs related to exploration and development activities and geological and geophysical costs for the year ended December 31, 1998 and the six months ended June 30, 1999 amounted to $1,671,799 and $675,918, respectively. These amounts are expensed under the successful efforts method of accounting, whereas they had been previously capitalized by 3DX under the full cost method of accounting.



    Full cost write-downs recorded by 3DX were $7,863,536 and $2,278,945 for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively. The amounts are not included in the pro forma adjustments.



(e) The weighted average shares outstanding used in calculating basic and diluted earnings per share on a pro forma basis was calculated as follows:



                                                               SIX MONTHS
                                                                  ENDED         YEAR ENDED
                                                              JUNE 30, 1999  DECEMBER 31, 1998
                                                              -------------  -----------------
Historical Esenjay weighted average shares outstanding......    15,790,084         9,882,227
Shares issued to 3DX (see note a)...........................     3,890,104         3,890,104
                                                              -------------  -----------------
                                                                19,680,188        13,772,331
                                                              -------------  -----------------
                                                              -------------  -----------------

                               DESCRIPTION OF 3DX

THE COMPANY

    3DX is an independent oil and gas company that explores, develops and produces oil and gas from the onshore and offshore Gulf Coast region of the United States. Started in 1993, 3DX recognized a niche for technical expertise due to the increasing use of 3-D seismic as an exploration tool for the onshore areas of the United States. 3DX focuses on technically advanced reservoir imaging and applied technology in the search of commercial hydrocarbons with a core competency in the application and utilization of 3-D seismic. 3DX participates in selected exploration projects as a non-operating working interest owner, sharing both the risk and rewards with its partners. By reducing drilling risk through 3-D imaging and analysis, 3DX expects its return on investment to exceed industry standards.

STRATEGY

    3DX's goal is to increase its proven reserve base and production rate to generate additional cash flow. To realize its goal, 3DX's business strategy includes:

    FOCUS ON THE EXPERTISE OF 3-D IMAGING AND ANALYSIS. 3DX focuses all of its technical resources on obtaining the best possible subsurface image to reduce exploration risk and identify the most effective location and target for each prospect. By focusing on the technical issues of a 3-D project, 3DX relies on the strategic relationships with its partners to provide other core needs, such as drilling operations.

    MAINTAIN AND SUPPORT TECHNOLOGICALLY ADVANCED EXPLORATIONISTS. The quality and interpretation of information derived from 3-D imaging is often dependent on 3DX's ability to retain and develop creative, experienced geoscientists and engineers. In order to capitalize on these intellectual resources, 3DX is committed to motivate the technical staff by providing and utilizing the most advanced imaging and analytical technology available on the market. Additionally, 3DX offers each employee an incentive with options to purchase common stock.

    EMPHASIZE TECHNICAL ADVANTAGES AND NICHES. 3DX's internal seismic processing capabilities are a competitive advantage over similar size companies. With internal processing, 3DX has developed the process of 3DXpress. 3DXpress is an innovative technique used in exploration that improves the quality of seismic data and significantly compresses the traditional time frame for acquisition through interpretation. This process allows analysis of 3-D data while the survey is being conducted, giving 3DX's explorationists the ability to ensure data quality and steer data collection toward areas where prospects are more likely to exist. Utilizing this technology, 3DX has proven its capability to image and analyze projects for potential drilling sites more rapidly and accurately than with traditional methods.

    FOCUS EXPLORATION PROJECTS IN THE UNITED STATES GULF COAST. 3DX has been involved in projects both domestically and internationally, spreading its technical expertise to many parts of the world. 3DX re-directed its focus to the Gulf Coast area of the United States during 1998. By focusing on the Gulf Coast, 3DX participates in projects in which it has an established knowledge base and track record. Additionally, these opportunities can lead to core areas for 3DX. With a focus on knowledge based areas, 3DX also believes the probability of success in its program will be higher. Finally, with an emphasis on the U.S. Gulf Coast, 3DX will have a focus on projects that can deliver a shorter cycle time to positive cash flow.

    SELECTIVE PROJECT PARTICIPATION, PARTNERING AND DRILLING EFFORTS. 3DX's project screening process continually adapts the criteria to select projects that are likely to maximize the return on its capital investments and continually builds a balanced portfolio. 3DX's selection criteria favor projects which:

    - are managed by reliable and successful operating partners;

    - are located on properties to which 3-D imaging can be effectively applied to evaluate the primary geologic risk;

    - have prospect repeatability or upside potential;

    - have projected rates of return which make the production of hydrocarbons economically attractive.

    BALANCE BETWEEN GROWTH AND CASH FLOW. 3DX believes that a key to achieving long-term viability is growth based on an expanding cash flow. By committing its talents and resources to expanding the proven reserve base and hydrocarbon production rate, 3DX will develop the cash flow necessary to sustain future growth.

                PROJECTS, BUSINESS RELATIONSHIPS AND TECHNOLOGY

PROJECT GENERATION AND BUSINESS RELATIONSHIPS

    By its participation in multiple projects, many with multiple partners, 3DX has been able to build upon a knowledge base outside of 3DX, create a resource for future opportunities and generate a partner base for 3DX's internally generated projects. 3DX has also undertaken the initiative to bring geologic consultants into 3DX to support the geophysical skills. This has already proven beneficial with the Hall Ranch Project in Karnes County, Texas, providing an integrated interpretation and better understanding of the remaining drilling opportunities.

TECHNOLOGY

    3DX maintains an extensive computer facility to support its oil-finding activities. A Silicon Graphics Power Challenge provides the large-scale computing capacity to support real-time data processing and imaging. A network of nine workstations, functioning in a client-server environment, provides the framework for synthesis of the geological, geophysical and engineering data into an integrated image of the subsurface. The principal supplier of the software used by 3DX for both data processing and interpretation is Landmark Graphics Corporation and its subsidiaries. In addition, 3DX owns licenses for certain geological and geophysical applications including Hampson-Russell Software, Inc., Paradigm Geophysical, Inc., Interpretative Imaging and Petrosoft Inc.

SIGNIFICANT PROPERTIES AND ACTIVITIES

    During 1998, 3DX undertook an evaluation of its core producing properties and the focus of its exploration activities. Some of the exploration plays were located outside the Gulf Coast of the United States including international plays in offshore West Africa, carbonate plays in Florida and deepwater plays in the Gulf of Mexico. In some cases, the prospect opportunities were associated with high drilling and operating costs, a long cycle time to positive cash flow or limited technical knowledge in the area. 3DX undertook the task of reducing its exposure in the high cost projects and non-core properties. The results of this effort were two-fold. First, it provided 3DX with needed cash. Second, it allowed 3DX to participate in seven drilling opportunities at no cost to 3DX. This was accomplished by selling and converting working interest to a carried interest on selected projects while preserving significant interest for upside potential.

    In April 1999, 3DX closed an agreement with Esenjay whereby 3DX sold its interest in five non-producing prospect areas, including leasehold interests and 3-D seismic data, for $200,000 cash and additionally farmed out one half of its interest in the Hall Ranch and Gillock projects in return for partial reimbursement of leasehold costs and a carry through completion of the first well in Hall Ranch and the first four wells in the Gillock project. 3DX received $150,000 at closing and will receive an additional $50,000 on completion of certain assignments. The sale and farm out transaction was entered with Esenjay independently of the merger agreement, and would have been entered by 3DX whether or not the merger agreement had been entered. Neither the proposed merger nor the sale and farm out transaction was contingent upon the existence or closing of the other transaction. 3DX's management believes that the terms of the sale and farm out transaction are at market values and are on terms that would be obtainable in an arm's-length negotiation with an independent third party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more information.

    HALL RANCH PROJECT, KARNES COUNTY, TEXAS. The Hall Ranch Project has become one of the core areas for 3DX. After two drilling successes in the area, 3DX looks forward to drilling an additional key prospect in 1999. 3DX has a 12.5% working interest in Hall Ranch.

    GILLOCK PROJECT, GALVESTON COUNTY, TEXAS. In 1998, 3DX participated in the Gillock Project, a 60 mile shoot in the area of southern Galveston County. This project covers several prolific Frio fields and is in the vicinity of the recent Eagle Point Vicksburg discovery in Galveston Bay. 3DX took a 15% working interest and applied the 3DXpress process to the project. Results from the interpretation have added additional prospects to 3DX's inventory with drilling beginning in the second quarter of 1999. As discussed above, 3DX farmed out one-half of its interest to Esenjay in April 1999.

    FOUR ISLE DOME PROJECT, TERREBONNE PARISH, LOUISIANA. The impact and integration of 3-D seismic on an existing field is clearly demonstrated by the Four Isle Dome Project. A proprietary 3-D survey was shot on the dome in 1996, which identified new fault blocks and updip potential to production. 3DX participated in two successful wells during 1998 with a combined production rate of 33 million cubic feet of gas per day (MMCFG/D) and over 700 barrels of condensate per day (BC/D). This is the highest production rate for the field since 1982. 3DX owns a 5% working interest in the project.

    SMITH POINT 3-D PROJECT, CHAMBERS COUNTY, TEXAS. The drilling evaluation phase on the Smith Point 3-D Project in Chambers County, Texas was started in 1998. In April 1998, 3DX elected to farmout 50% of its working interest in the project. This resulted in 3DX retaining a 7.5% working interest (after payout) of the first three prospects drilled. During 1998, two of the three prospects were drilled with one success. In 1999, the third well was completed as a successful well.

    RAMROD 3-D PROJECT, MATAGORDA COUNTY, TEXAS. By late 1997, 3DX established a significant discovery on its Ramrod property in Matagorda County, Texas. The St. George #1 well had sustained flow rates of 8 MMCFG/D and 140 BC/D. Deeper potential was recognized on the property and in November 1998, 3DX elected to sell 50% of its interest in the property for cash and a 100% carry on a 15,500' exploration well. Based on the drilling results from the new well St. Andrew #1, 3DX elected to sell its remaining interest in the project.

    REPUBLIC OF COTE D'IVOIRE. Through a partnership for technical services, 3DX established a position in two offshore blocks in offshore Cote d'Ivoire. This area is located off the West Coast of Africa. In August 1998, 3DX converted a 10% working interest to a 2.5% carried interest through a sale transaction and stock trade with the operator. The result of the transaction gives 3DX a carry on all drilling costs for two wells, one in Block 24 (drilled during 1998) and the remaining test well on Block 202 which is anticipated to spud in 1999.

    SUNNILAND TREND PROJECT, FLORIDA. In 1996, through a joint partnership with the operator, 3DX acquired an 8% working interest in exchange for technical expertise and support on the Sunniland Trend. One well was drilled in the Raccoon Point prospect area during 1998 and was non-economic. Due to poor drilling results, high operating and development costs and low oil prices, 3DX elected to sell its interest and exit the play at the end of 1998. This sale represents a continuing divestment of non-core properties in the 3DX portfolio.

REGULATION

    3DX's operations are subject to numerous federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. 3DX believes that the trend of more expansive and stricter environmental legislation and regulations will continue. To the extent laws are enacted or other governmental action is taken which prohibit or restrict onshore and offshore drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general, the business and prospects of 3DX could be adversely affected.

    THE OIL POLLUTION ACT OF 1990. The Oil Pollution Act of 1990 (the "OPA") and associated regulations impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages including natural resource damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

    Under the OPA and promulgated regulations, owners and operators of "offshore facilities" must satisfy certain financial assurance requirements to evidence their ability to cover potential environmental cleanup and restoration costs. In projects in which 3DX has a participating working interest, the operator partner is responsible for all demonstrations of financial responsibility including the posting of any indemnity bonds which are required by applicable governmental regulations. The expenses incurred in the operator partner's demonstration of financial responsibility are expenses which are allocated to each project partner based on the respective partner's working interest.

    The OPA also imposes other requirements, such as the preparation of an oil spill contingency plan. 3DX has such a plan in place. Failure to comply with ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

    THE OIL SPILL PREVENTION AND RESPONSE ACT. To complement the OPA, the State of Texas enacted the Oil Spill Prevention and Response Act. The Texas General Land Office is the lead agency for carrying out Oil Spill Prevention and Response Act, and to that end the General Land Office has promulgated regulations affecting anyone who owns or operates a vessel or facility that stores or transfers oil in areas where a spill could reach Texas coastal waters.

    THE OUTER CONTINENTAL SHELF LANDS ACT. The Outer Continental Shelf Lands Act ("OCSLA") authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued under the OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

    THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY
ACT. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Additionally, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

    THE RESOURCE CONSERVATION & RESERVATION ACT. Certain oilfield wastes are subject to the Resource Conservation & Reservation Act ("RCRA") with respect to the regulation of hazardous wastes. The RCRA regulates the generation, transportation and disposal of hazardous wastes. The

Texas Railroad Commission has issued rules for management of certain types of hazardous waste generated in the oilfield. However, until delegation of the RCRA program to the Railroad Commission, hazardous wastes generated in the oilfield are regulated by the Texas Natural Resources Conservation Commission. The Texas Railroad Commission regulates pollution of groundwater and surface water resulting from exploration, production and development of oil and natural gas resources.

    THE CLEAN WATER ACT. The Clean Water Act ("CWA") and associated regulations prohibit the discharge of pollutants into waters of the United States without a permit issued under the National Pollutant Discharge Elimination System ("NPDES") provisions. The CWA also requires reporting of oil spills to the National Response Center. The United States Environmental Protection Agency has issued general NPDES permits for oil and gas platforms in the Gulf of Mexico, which impose limits on discharges of such things as oil, grease, produced water and drilling fluids. Onshore platforms may also be subject to the requirement for NPDES permits for both production discharges and for discharges of storm water. In Louisiana, the NPDES permit program has recently been delegated to the State of Louisiana. In Texas, the NPDES permit program is administered by the TNRCC. Failure to obtain the proper permit may result in both civil and criminal penalties as well as an order to cease discharges, which in effect is an order to shut down production.

    Management believes that 3DX is in substantial compliance with current applicable environmental laws and regulations. Compliance with such laws and regulations has not historically represented a significant expense for 3DX and management does not foresee the need for material expenditures to ensure continued compliance with currently existing laws and regulations. Laws and regulations in these areas are, however, subject to change and there can be no assurance that future laws or regulations will not have a material adverse effect on 3DX.

OPERATING HAZARDS AND INSURANCE

    The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-out, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to 3DX due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In addition to the foregoing, offshore operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions.

    3DX maintains insurance coverage against some, but not all, operating risks. The insurance maintained generally does not cover claims relating to failure of title to oil and gas leases, trespass during 3-D survey acquisition or surface damage attributable to seismic operations, business interruption nor does it protect against loss of revenues due to well failure. There can be no assurance that any insurance obtained by 3DX covering claims related to worker's compensation, comprehensive general liability for bodily injury and property damage, comprehensive automobile liability and pollution, cleanup, underground blowout and evacuation will be adequate to cover any losses or liabilities which may be incurred within projects in which 3DX participates. 3DX cannot predict the continued availability of insurance coverage or the availability of insurance at premium levels that justify its purchase. If 3DX were unable to procure insurance at an acceptable cost with respect to each of the projects in which 3DX participates, the occurrence of significant adverse events not fully insured or indemnified against could materially and adversely affect 3DX's financial condition and operations.

SIGNIFICANT CUSTOMERS

    In 1998, substantially all of 3DX's oil and gas production was marketed on the spot market on behalf of 3DX by the operators of the wells. 3DX itself does not operate any wells and has no contractual relationship with its gas purchasers. These marketing arrangements are standard in the industry. During 1998 sales to El Paso Energy Marketing Company accounted for 31% of 3DX's oil and gas revenues, and sales to Dow Hydrocarbons and Resources, Inc., Corpus Christi Gas Marketing L.P., and Burlington Resources Trading, Inc. each accounted for 13% to 15% of 1998 oil and gas revenue. Because 3DX sells its production on the spot market, the loss of any one ultimate purchaser will not have a significant impact.

COMPETITION

    Competition in the oil and gas industry is intense, particularly with respect to the acquisition of acreage and capital. 3DX's competitors in the exploration for oil and gas include numerous major and independent oil and gas companies, smaller, technology-driven service companies, individual proprietors, drilling and income programs and partnerships. Many of 3DX's competitors possess and employ financial and personnel resources substantially in excess of those available to 3DX and may, therefore, be able to define, evaluate, bid for and participate in a greater number of oil and gas properties than 3DX. 3DX believes that technology, experience and reliability are the primary elements upon which 3DX competes in the industry. Although 3DX believes that it competes effectively in each of these areas, there can be no assurance that 3DX's ability to attract and invest in high quality projects will not be adversely affected if its current competitors or new market entrants introduce new services with better quality technology than those available to 3DX.

EMPLOYEES

    As of March 31, 1999, 3DX had six full-time employees. 3DX believes that its relationship with its employees is good. None of 3DX's employees is covered by a collective bargaining agreement.

SIGNIFICANT PROJECTS AND PROPERTIES

    3DX's exploration activities are focused in the onshore Gulf Coast region of the United States, principally in Texas, but also include projects in Louisiana, Mississippi, and Alabama. Additionally, 3DX has exploration projects offshore in the Gulf of Mexico and internationally in the Republic of Cote d'Ivoire.

    3-D seismic imaging is an effective tool to identify the structural and stratigraphic features in the Gulf Coast region and provides 3DX with an ability to identify hydrocarbon potential in and around existing fields that could not be detected with 2-D seismic and earlier exploration techniques. Due to geologic complexities within the Gulf Coast, it may be possible to identify multiple prospects within a single project. These prospects typically offer multiple drilling opportunities with individual wells capable of penetrating multiple reservoirs.

    The extensive drilling history within Gulf Coast trends provides a powerful subsurface and production database to which seismic data can be calibrated. This data provides the foundation required to design a seismic program that optimizes resolution at targeted reservoirs. This subsurface information, when combined with 3-D seismic data, provides a more accurate assessment of reservoir quality, productivity, reserve potential and, in some instances, fluid type.

    The major producing areas in which 3DX holds an interest are reflected in the table below as of and for the year ended December 31, 1998:

                                        PROVED           1998
                                       RESERVES       PRODUCTION
                                     -------------   -------------
                                      GAS     OIL     GAS     OIL
AREA/TREND                            MMCF    MBBL    MMCF    MBBL
-----------------------------------  ------   ----   ------   ----
Texas Frio Trend...................   1,482    27       830    24
Texas Wilcox trend.................   1,307    12       140     2
Texas Miocene Trend................     471    --       516    --
Other Properties...................     625    23       392    12
                                     ------   ----   ------   ----
                                      3,885    62     1,878    38
                                     ------   ----   ------   ----
                                     ------   ----   ------   ----

GULF COAST AREA

    Of the 15 wells drilled in 1998, 14 were in the Gulf Coast area, including 10 in Texas, 2 in Louisiana, and 1 in Florida. All of 3DX's 8 successful wells in 1998 were in the Gulf Coast area.

    TEXAS GULF COAST. This area includes both onshore and near-shore properties and generally extends along the Texas coast for a distance of approximately 100 miles inland from the coastline. Prospective geology in the trend is characterized by numerous stacked sand formations that were deposited continuously by river channels and deltas. The trend's primary oil and gas producing formations include the Miocene, Frio, Vicksburg, Yegua, and Wilcox. 3DX has exploration projects targeting each of these oil and gas formations from depths of 3,000 feet to 16,000 feet. 3DX acquired 120 square miles of new 3-D seismic data in the Texas Gulf Coast region during 1998. Below is a discussion of certain of the active exploration projects in this area:

    TEXAS MIOCENE TREND. 3DX has participated in six projects, with over 200 square miles of 3-D seismic data in this trend. 3DX currently has nine producing gas wells in the Miocene Trend, in Calhoun and Matagorda counties, Texas, at depths between 3,000 feet and 6,000 feet. 3DX owns working interests ranging from 15% to 20% in these wells, which are operated by Prime Operating Company, a subsidiary of PrimeEnergy Corporation. In addition to these projects, 3DX is actively pursuing additional opportunities in this trend.

    TEXAS FRIO TREND. 3DX has participated in nine projects, with over 400 square miles of 3-D seismic data in this trend. This includes 120 square miles acquired during 1998. The 1998 new projects are located in Galveston and Chambers counties, Texas, and have resulted in additional exploration prospects added to 3DX's drilling inventory. While the primary target for these new projects are Frio sands, significant Vicksburg potential exists within the projects. 3DX spud seven wells for Frio objectives in 1998, three of which were successful, and one was drilling at December 31, 1998. 3DX owns working interests ranging from 3.75% to 22% in these projects.

    TEXAS WILCOX TREND. 3DX has four active projects in the Texas Wilcox Trend, located in Karnes, Lavaca, Goliad, and Dewitt counties, Texas. These projects cover approximately 140 square miles of 3-D seismic data. Wilcox objectives have been identified within these projects at depths of 10,000 feet to 15,000 feet. 3DX drilled three wells in the trend during 1998, two of which were successful. 3DX owns working interests ranging from 12.5% to 25% in these projects.

OTHER PROJECTS

    LOUISIANA. 3DX has two active exploration projects in Louisiana. The Four Isle Dome project in Terrebonne Parish, operated by Burlington Resources, targets Miocene-age sands at depths up to 15,000 feet. 3DX participated in the sidetrack of one well and drilling of another during 1998. Both wells were successful, resulting in a combined rate of over 30 million cubic feet of gas per day. 3DX has a 5% working interest in Four Isle Dome. The second project area is located in Calcasieu and Jefferson Davis Parishes. 3DX participated in a 14,000 feet wildcat well during 1998, which was unsuccessful. 3DX has a 10% working interest in this project.

    OFFSHORE GULF OF MEXICO. 3DX had two producing properties offshore in the Gulf of Mexico. The two producing properties, the Cove project at Matagorda Island Block 487-L and the Hollywood project at East Cameron Block 42, are considered to be fully developed. 3DX elected to sell it's 7% in the Cove project during 1998, while retaining it's 5% working interest in East Cameron Block 42. 3DX also has a 1% carried interest in 3 exploratory projects located in the deep water flex trend of the Gulf of Mexico. These projects have eight-year lease terms which expire in March 2005.

    WEST AFRICA. 3DX joined its partner, Santa Fe Energy Resources (Cote d'Ivoire) Ltd., in 1997 to evaluate Block CI-24 and Block CI-202 located in the offshore waters of The Republic of Cote d'Ivoire, and a 3 million acre concession offshore Ghana. Late in 1997, the partnership began work on a 400 square kilometer 3-D seismic survey, which was completed during the first quarter of 1998. After interpreting the 3-D seismic data for the partnership, 3DX converted it's 10% working interest in Block CI-202 and Block CI-24 to a 2.5% carried interest, and elected to exit the offshore Ghana project. The partnership drilled one exploratory well on Block CI-24 during 1998, which was unsuccessful.

OIL AND GAS RESERVES

    All of 3DX's proved reserves described below are located onshore and offshore Texas and in the Federal waters offshore Louisiana. All of 3DX's proved reserves reflected in the table are proved developed reserves. The reserve estimates were prepared by the independent engineering consulting firm Ryder Scott Company Petroleum Engineers. In accordance with applicable requirements of the SEC, the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. 3DX has not provided any estimates of total proved reserves, comparable to those disclosed in the proxy statement/prospectus, in any reports filed with federal authorities or agencies other than the SEC.

                                                                                                DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------
Estimated Net Proved Reserves Data:
  Gas (Mmcf).........................................................................      3,885      3,932      2,464
  Oil and condensate (Mbbl)..........................................................         62         89         32
  Total equivalent, converted at 6:1 (Mmcfe).........................................      4,257      4,466      2,656
Pre-tax present value of proved reserves discounted at 10% (in thousands)............  $   5,782  $   7,048  $   6,623
Standardized Measure of Discounted Future Net Cash Flows (in thousands)..............  $   5,782  $   7,048  $   6,623

In accordance with statutory requirements of the SEC, the amounts set forth in the table represent the present value of estimated future net revenues after income taxes discounted at 10%. The present value amounts are the same before taxes and after projected income taxes as a result of 3DX's substantial net operating loss carryforwards.

    The process of estimating proved developed and proved undeveloped oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of available geologic, engineering and economic data for each reservoir. The data for a given reservoir may change over time as a result of additional development activity, production history and viability of production under varying economic conditions. The actual production, revenues, severance taxes, development and operating expenditures with respect to 3DX's reserves will likely vary from such estimates, and such variances could be material.

PRODUCTIVE WELLS

    At December 31, 1998, 1997 and 1996, 3DX held interests in the following productive wells:

                                                 AT DECEMBER 31,
                                     ----------------------------------------
                                         1998          1997          1996
                                     ------------  ------------  ------------
                                     GROSS   NET   GROSS   NET   GROSS   NET
                                     -----   ----  -----   ----  -----   ----
Oil Wells..........................    4     0.66    9     0.54    8     0.31
Gas Wells..........................   22     3.34   21     4.49   11     1.71
                                     -----   ----  -----   ----  -----   ----
  Total Wells......................   26     4.00   30     5.03   19     2.02
                                     -----   ----  -----   ----  -----   ----
                                     -----   ----  -----   ----  -----   ----

    The number of gross wells equals the total number of wells in which 3DX owns a working interest. The number of net wells equals the sum of 3DX's fractional working interests owned in gross wells.

OIL AND GAS DRILLING ACTIVITIES

    The following table sets forth the gross and net number of productive, dry and total exploratory and development wells that 3DX drilled in each of 1998, 1997, and 1996:

                                           GROSS WELLS                 NET WELLS
                                     ------------------------   ------------------------
                                     PRODUCTIVE   DRY   TOTAL   PRODUCTIVE   DRY   TOTAL
                                     ----------   ---   -----   ----------   ----  -----
EXPLORATORY WELLS
  Year ended December 31, 1998.....       3        6      9        0.49      0.56  1.05
  Year ended December 31, 1997.....      11        9     20        2.98      1.83  4.81
  Year ended December 31, 1996.....       7        7     14        0.74      0.84  1.58
DEVELOPMENT WELLS
  Year ended December 31, 1998.....       5       --      5        0.36        --  0.36
  Year ended December 31, 1997.....      --        3      3          --      0.48  0.48
  Year ended December 31, 1996.....       3       --      3         0.6        --   0.6

    As of December 31, 1998, 3DX was participating in 1 gross (0.20 net) exploratory wells.

PRODUCTION

    The following table summarizes the net volumes of oil and gas produced and sold and the average prices received with respect to such sales from all properties in which 3DX held an interest during 1998, 1997 and 1996, respectively.

                                                                                                     OIL
                                                                     GAS                ------------------------------
                                                        ------------------------------                       AVERAGE
                                                        NET PRODUCTION   AVERAGE SALES   NET PRODUCTION       SALES
                                                            (MMCF)         PRICE/MCF         (MMCF)         PRICE/BBL
                                                        ---------------  -------------  -----------------  -----------
Year ended December 31, 1998..........................       1,877.9       $    2.17             37.8       $   12.20
Year ended December 31, 1997..........................       1,131.8       $    2.46             14.1       $   18.54
Year ended December 31, 1996..........................         271.2       $    2.50              8.5       $   20.43

    Average oil and gas operating expenses per Mcfe including severance and ad valorem taxes, were $0.35, $0.36, and $0.33 for 1998, 1997 and 1996, respectively.

ACREAGE

    The following table sets forth the developed and undeveloped oil and gas acreage in which 3DX held an interest as of December 31, 1998. Undeveloped acreage consists of those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.


                                                                                  DEVELOPED            UNDEVELOPED
                                                                             --------------------  --------------------
                                                                               GROSS       NET       GROSS       NET
                                                                             ---------  ---------  ---------  ---------
Texas......................................................................      9,221      1,441     97,193     22,967
Louisiana..................................................................        325         16     20,081      1,122
Mississippi/Alabama........................................................         82         19        107         44
Offshore Federal...........................................................      1,440         72         --         --
International..............................................................         --         --    162,842      4,071
                                                                             ---------  ---------  ---------  ---------
  Total....................................................................     11,068      1,548    280,223     28,204
                                                                             ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------


LEGAL PROCEEDINGS

    3DX has not been the subject of any legal proceedings since its organization. There can be no assurance, however, that 3DX will not in the future be involved in litigation incidental to the conduct of its business.

MARKET FOR 3DX'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


    In September 1998, 3DX received a letter from The Nasdaq Stock Market, Inc. notifying 3DX that it failed to maintain a closing bid price of greater than or equal to $1.00 and that 3DX's common stock failed to maintain a market value of public float greater than or equal to $5 million, as required by Nasdaq rules. 3DX met with officials from The Nasdaq Stock Market, Inc. on February 12, 1999, at which time 3DX presented several alternatives to regain compliance with the minimum bid price and market value of public float requirements. On March 22, 1999, The Nasdaq Stock Market Inc. responded to the meeting with the decision to transfer the listing of 3DX's securities to The Nasdaq SmallCap Market, effective with the open of business on March 24, 1999, with the following exception. On or before April 5, 1999, 3DX must evidence a minimum closing bid price of $1.00 per share for a minimum of ten consecutive trading days. In order to fully comply with the terms of this exception, 3DX must be able to demonstrate compliance with all requirements for continued listing on SmallCap. Accordingly, effective, March 24, 1999, the trading symbol of 3DX's securities was changed from TDXT to TDXTC. As 3DX was unable to comply with the requirement, at the close of business on April 7, 1999, 3DX's securities were removed from conditional listing on SmallCap. Trading of the common stock is now conducted in the over-the-counter market. As a result, a holder of the common stock may find it more difficult to dispose of or to obtain accurate price quotations about the common stock.


    When common stock is not listed on Nasdaq and has a market price of less than $5.00 per share, it may be classified as a "penny stock". SEC regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and to provide current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

    The shares are subject to Section 15(b)(6) of the Securities Exchange Act of 1934 which gives the SEC the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest. Because the common stock is subject to the rules on penny stocks, the market liquidity for the common stock could be severely adversely affected.

    The following table sets forth the high and low sales price (or, in the period after April 7, 1999, bid price) for 3DX common stock for the periods indicated.


                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1999
  Third Quarter (through August 12, 1999)......................................................  $    0.56  $    0.37
  Second Quarter ended June 30, 1999...........................................................  $    0.56  $    0.10
  First Quarter ended March 31, 1999...........................................................  $    0.72  $    0.25
1998
  Fourth Quarter ended December 31, 1998.......................................................  $    0.72  $    0.25
  Third Quarter ended September 30, 1998.......................................................  $    1.50  $    0.56
  Second Quarter ended June 30, 1998...........................................................  $    1.88  $    1.38
  First Quarter ended March 31, 1998...........................................................  $    3.72  $    1.50
1997
  Fourth Quarter ended December 31, 1997.......................................................  $    9.25  $    2.25
  Third Quarter ended September 30, 1997.......................................................  $   12.50  $    8.00
  Second Quarter ended June 30, 1997...........................................................  $   10.50  $    7.75
  First Quarter ended March 31, 1997...........................................................  $   13.13  $   10.00


The listed quotations reflect interdealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

DIVIDEND POLICY

    3DX has not declared or paid any cash dividends on its common stock since its formation. 3DX's current credit agreement prohibits the payment of cash dividends. 3DX does not anticipate paying cash dividends on its common stock in the foreseeable future. 3DX currently intends to retain any future earnings to finance the expansion and continued development of its business.

SELECTED FINANCIAL DATA


    The financial information set forth below for the three months ended June 30, 1999 and 1998 and the years ended December 31, 1998, 1997, 1996, 1995 and
1994 is derived from the financial statements of 3DX. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements of 3DX, the related notes and other financial data included elsewhere in this proxy statement/prospectus.


                                                                                                           THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                   -----------------------------------------------------  --------------------
                                                     1998       1997       1996       1995       1994       1999       1998
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues(a):
  Oil and gas....................................  $   4,545  $   3,046  $     852  $     275  $     304  $     427  $   1,211
  Interest and other.............................         54        585        248        236         53          5          7
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total Revenues...............................      4,599      3,631      1,100        511        357        432      1,218
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Costs and Expenses:
  Lease operating................................        732        437        107         79         34         72        163
  Impairment of oil and gas properties...........      7,864      9,061      1,477      1,627         --      1,288      4,330
  Depletion, depreciation & amortization.........      3,545      2,636        423        158         91        401      1,085
  General and administrative and other(a)........      2,047      2,533      1,828      1,135        617        470        494
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total costs and expense......................     14,188     14,667      3,835      2,999        742      2,231      6,072
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss.........................................     (9,589)   (11,036)    (2,735)    (2,488)      (385)    (1,799)    (4,854)
Dividends and accretion on preferred stock.......         --         --       (941)    (1,108)      (452)        --         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss applicable to common stockholdersu......  $  (9,589) $ (11,036) $  (3,676) $  (3,596) $    (837) $  (1,799) $  (4,854)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic and diluted net loss per common share as
  previously reported............................  $   (1.15) $   (1.53) $   (1.16) $   (1.14) $   (0.33) $   (0.19) $   (0.63)
Retroactive effect of change in accounting
  principle(b)...................................         --         --      (0.05)     (0.06)     (0.02)        --         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic and diluted net loss per common share......  $   (1.15) $   (1.53) $   (1.21) $   (1.20) $   (0.35) $   (0.19) $   (0.63)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common shares
  outstanding....................................      8,328      7,194      3,042      2,988      2,373      9,595      7,705
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                                                                               SIX MONTHS
                                                                                                             ENDED JUNE 30,
                                                                                                          --------------------
                                                                                                            1999       1998
                                                                                                          ---------  ---------
STATEMENT OF CASH--FLOW DATA
Net cash provided by (used in) operating
  activities.....................................  $   2,484  $   1,430  $     615  $    (503) $      16  $     321  $   1,123
Net cash used in investing activities............      5,960     21,187      5,022      4,113      2,018        588      5,327
Net cash provided by (used in) financing
  activities.....................................      3,356      3,803     16,225      7,876      2,515       (446)     4,201



                                                                    AS OF DECEMBER 31,                       AS OF JUNE 30,
                                                   -----------------------------------------------------  --------------------
                                                     1998       1997       1996       1995       1994       1999       1998
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital (deficit)........................  $     801  $    (632) $  15,987  $   7,265  $   2,103  $     420  $ (22,829)
Property and equipment, net......................     10,866     18,372      8,576      2,935      2,669      7,568     16,145
Total assets.....................................     13,501     21,310     26,827     10,451      5,197      9,461     18,804
Borrowings on Credit Agreement...................      1,200         --         --         --         --        750      2,000
Series B preferred stock.........................         --         --         --      6,278      5,452         --         --
Series C preferred stock.........................         --         --         --      7,904         --         --         --
Stockholder's equity (deficit)...................  $  10,531  $  17,818  $  24,574  $  (4,240) $    (674) $   7,302  $  18,804


------------------------------

(a) As discussed in Note 2 to the 3DX's December 31, 1998 financial statements, rental income has been reflected as a reduction of general and administrative expenses in all periods presented.

(b) As discussed in Note 2 to the 3DX's December 31, 1998 financial statements, earnings per share for periods prior to 3DX's initial public offering have been restated to retroactively reflect the effect of SAB No. 98.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS


    The following is a discussion of the financial condition and results of operations of 3DX for the three years ended December 31, 1998 and the three months and six months ended June 30, 1999 and 1998. This discussion should be read in conjunction with the financial statements of 3DX, the notes to those financial statements and the other financial data. The discussion includes forward-looking information concerning 3DX's future plans, financial condition, liquidity and capital resources. If the merger with Esenjay is consummated, 3DX's plans will not be implemented and the financial condition of the combined company will be materially different.


    OVERVIEW. 3DX is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. 3DX enters into arrangements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. 3DX participates in selected exploration projects as a non-operating working interest owner, sharing both risks and rewards with its partners. 3DX commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, 3DX seeks to improve the expected return on investment in its oil and gas projects.

    As a working interest partner, 3DX shares all project costs in proportion to its working interest percentage. In instances in which exploration and development activities are unsuccessful, 3DX incurs an economic loss equal to its proportionate share of project costs prior to the time the project is abandoned. Similarly, 3DX incurs an economic loss if 3DX's proportionate share of revenues generated from production is insufficient to cover 3DX's share of project costs.

    3DX's future financial results will depend primarily on:

    - 3DX's ability to continue to source and screen potential projects;

    - 3DX's ability to discover commercial quantities of hydrocarbons;

    - the market price for oil and gas; and

    - 3DX's ability to fully implement its exploration and development program, which is dependent on the availability of capital resources.

There can be no assurance that 3DX will be successful in any of these respects, that the prices of oil and gas prevailing at the time of production will be at a level allowing for profitable production, or that 3DX will be able to obtain additional funding to increase its currently limited capital resources.

    3DX does not and has not engaged in any hedging transactions to reduce its risks arising from changes in oil and gas prices or from interest rate fluctuations.

    RESULTS OF OPERATIONS. The following table sets forth certain operating information of 3DX during the periods indicated:


                                                                                 THREE MONTHS
                                                                                    ENDED
                                                                                   JUNE 30,
                                                                             --------------------
                                                                               1999       1998
                                                                             ---------  ---------
PRODUCTION:
  Gas (MMcf)...............................................................      179.0      467.9
  Oil and condensate (MBbls)...............................................        4.5       10.8
      Total equivalent (MMcfe).............................................      206.0      532.7

AVERAGE SALES PRICE:
  Gas (per Mcf)............................................................  $    2.01  $    2.31
  Oil and condensate (per Bbl).............................................  $   14.96  $   11.86

AVERAGE EXPENSES (PER MCFE):
  Lease operating(1).......................................................  $    0.35  $    0.31
  Depletion of oil and gas properties......................................  $    1.95  $    2.06



                                                                                  SIX MONTHS
                                                                                    ENDED
                                                                                   JUNE 30,
                                                                             --------------------
                                                                               1999       1998
                                                                             ---------  ---------
PRODUCTION:
  Gas (MMcf)...............................................................      460.1      836.7
  Oil and condensate (MBbls)...............................................       10.3       17.4
      Total equivalent (MMcfe).............................................      521.9      941.1

AVERAGE SALES PRICE:
  Gas (per Mcf)............................................................  $    1.87  $    2.22
  Oil and condensate (per Bbl).............................................  $   11.96  $   12.59

AVERAGE EXPENSES (PER MCFE):
  Lease operating(1).......................................................  $    0.30  $    0.36
  Depletion of oil and gas properties......................................  $    1.90  $    1.87


------------------------

(1) Includes all direct expenses of operating 3DX's properties, as well as production and ad valorem taxes.

                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
PRODUCTION:
  Gas (MMcf).................................................    1,877.9    1,131.8      271.2
  Oil and condensate (Mbbls).................................       37.8       14.1        8.5
      Total equivalent (Mmcfe)...............................    2,104.8    1,216.2      322.2

AVERAGE SALES PRICE:
  Gas (per Mcf)..............................................  $    2.17  $    2.46  $    2.50
  Oil and condensate (per Bbl)...............................  $   12.20  $   18.54  $   20.43

AVERAGE EXPENSES (PER MCFE):
  Lease operating(1).........................................  $    0.35  $    0.36  $    0.33
  Depletion of oil and gas properties........................  $    1.68  $    2.17  $    1.31

------------------------

(1) Includes all lease operating expenses and taxes attributable to 3DX's properties, including production and ad valorem taxes.

    OIL AND GAS REVENUES. Oil and gas revenues decreased to $426,822 for the three months ended June 30, 1999 from $1,211,038 for the three months ended June 30, 1998. The decrease was primarily attributable to lower oil and gas production levels. Production decreased by over 61% to 179.0 MMcfe for the 1999 quarter, from 467.9 MMcfe for the 1998 quarter. The decreased production resulted principally from the sale of producing properties during the third and fourth quarter of 1998 and first quarter of 1999. These properties represented approximately 37% and 58% of the oil and gas production, respectively, for the second quarter of 1998. The decrease in production was partially offset by successful wells which began production during the second and third quarters of 1998. The average sales price for natural gas, which accounted for 87% of equivalent production during the second quarter of 1999, decreased by 13% to $2.01 per Mcf from $2.31 per Mcf for the same quarter in 1998. The average sales price for oil increased to $14.96 per barrel during the second quarter of 1999 versus $11.86 per barrel for the second quarter of 1998.



    Oil and gas revenues decreased to $981,765 for the six months ended June 30, 1999 from $2,072,415 for the six months ended June 30, 1998. The decrease was primarily attributable to lower oil and gas production levels. Production decreased by 45% to 521.9 MMcfe for the 1999 six month period, from 941.1 MMcfe for the 1998 six month period. The decreased production resulted principally from the sale of producing properties during the third and fourth quarters of 1998 and first quarter of 1999. These properties represented approximately 30% and 47% of the oil and gas production, respectively, for the 1998 six month period. The decrease in production was partially offset by successful wells which began production during the second and third quarters of 1998. The average sales price for natural gas, which accounted for 88% of equivalent production during the first two quarters of 1999, decreased by 16% to $1.87 per Mcf from $2.22 per Mcf for the first two quarters of 1998. The average sales price for oil decreased to $11.96 per barrel during the first six months of 1999 versus $12.59 per barrel for the first six months of 1998.


    Oil and gas revenues increased to $4,544,690 for the year ended December 31, 1998 from $3,045,447 for the year ended December 31, 1997. This increase was attributable to higher oil and gas production levels. Production increased by over 73% to 2,104.8 Mmcfe for the 1998 period, from 1,216.2 Mmcfe for the 1997 period. The increased production resulted from successful wells drilled during the latter part of 1997 and throughout the year in 1998. The average sales price for natural gas, which accounted for 89% of equivalent production during the 1998 period, decreased by 12% to $2.17 per Mcf from $2.46 per Mcf for the 1997 period. The average sales price for oil decreased to $12.20 per barrel during the 1998 period versus $18.54 per barrel for the 1997 period.

    Oil and gas revenues increased to $3,045,447 for the 1997 period from $851,827 for the year ended December 31, 1996. This increase was primarily attributable to higher oil and gas production levels. Production increased by over 277% to 1,216.2 Mmcfe for the 1997 period, from 322.2 Mmcfe for the 1996 period. The increased production resulted from successful wells drilled during the last three months of 1996 and throughout the year in 1997. The number of productive wells in which 3DX owned an interest increased to 30 (5.03 net) at the end of the 1997 period from 19 (2.02 net) at the end of the 1996 period. The average sales price for natural gas, which accounted for 93% of equivalent production during the 1997 period, decreased by 2% to $2.46 per Mcf from $2.50 per Mcf for the 1996 period. The average sales price for oil decreased to $18.54 per barrel during the 1997 period versus $20.43 per barrel for the 1996 period.


    LEASE OPERATING EXPENSES. Total lease operating expenses, including production taxes, decreased to $71,545 for the second quarter of 1999 from $163,272 for the second quarter of 1998. This decrease was primarily attributable to:


    - the sale of producing properties;

    - partially offset from the additional costs of operating new producing wells.

Lease operating expenses per Mcfe of production decreased to $0.35 per Mcfe for the second quarter of 1999 from $0.31 per Mcfe for the second quarter of 1998.



    Total lease operating expenses, including production taxes, decreased to $156,875 for the first six months of 1999 from $334,796 for the same period in 1998. This decrease was primarily attributable to:



    - the sale of producing properties;



    - partially offset from the additional costs of operating new producing wells.



Lease operating expenses per Mcfe of production decreased to $0.30 per Mcfe for the six months ended June 30, 1999 from $0.36 per Mcfe for the same period in 1998.



    Total lease operating expenses, including production taxes, increased to $731,749 for fiscal 1998 from $436,243 for fiscal 1997. This increase was primarily attributable to the additional costs of operating new producing wells drilled throughout the latter part of 1997 and into the 1998 period and is comparable to the increase in production during the corresponding periods. Lease operating expenses per Mcfe of production decreased to $0.35 per Mcfe for fiscal 1998 from $0.36 per Mcfe for fiscal 1997.



    Total lease operating expenses, including production taxes, increased to $436,243 for the fiscal 1997 from $107,676 for fiscal 1996. This increase was primarily attributable to the additional costs of operating new producing wells drilled during the last three months of 1996 and throughout the year in 1997 and is comparable to the increase in production during the corresponding periods. Lease operating expenses per Mcfe of production increased slightly to $0.36 per Mcfe for fiscal 1997 from $0.33 per Mcfe for fiscal 1996.



    DEPLETION, DEPRECIATION AND AMORTIZATION EXPENSE. Depletion of oil and gas properties for the second quarter of 1999 decreased to $400,948 from $1,085,014 for the second quarter of 1998. The decrease in depletion of oil and gas properties resulted primarily from the reduction in oil and gas producing properties during the second quarter of 1999, as discussed above. Depletion of oil and gas properties per Mcfe for the second quarter of 1999 decreased to $1.95 per Mcfe, or 5%, from the rate of $2.06 per Mcfe in the corresponding quarter in 1998.



    Depletion of oil and gas properties for the six months ended June 30, 1999 decreased to $993,719 from $1,744,503 for the same period in 1998. The decrease in depletion of oil and gas properties resulted primarily from:



    - the reduction in oil and gas producing properties during the first six months of 1999, as discussed above,



    - partially offset from the change in the depletion rate for this period.



Depletion of oil and gas properties per Mcfe for the six months ended June 30, 1999 increased to $1.90 per Mcfe from the rate of $1.87 per Mcfe in the corresponding period in 1998. The increase in the rate resulted from a reduction in proved reserves due to the sale of several projects (see "--Liquidity and Capital Resources").



    Depletion of oil and gas properties for the fiscal year 1998 increased to $3,545,328 from $2,636,305 for the fiscal year 1997. The increase in depletion of oil and gas properties resulted primarily from the increase in oil and gas production during fiscal 1998, as discussed above. Depletion of oil and gas properties per Mcfe for fiscal 1998 period decreased to $1.68 per Mcfe, or 23%, from the rate of $2.17 per Mcfe in the corresponding period in 1997. The decrease in the rate resulted from greater net additions to oil and gas reserves than the net additions to evaluated oil and gas property costs relative to the existing depletion rate per Mcfe.

    Depletion of oil and gas properties for fiscal 1997 increased to $2,636,305 from $422,839 for fiscal 1996. The increase in depletion of oil and gas properties resulted from:



    - the increase in oil and gas production during fiscal year 1997, as discussed above; and



    - an increase in the depletion rate for this period.



Depletion of oil and gas properties per Mcfe for fiscal year 1997 increased to $2.17 per Mcfe, or 66%, from the rate of $1.31 per Mcfe in the corresponding period in 1996. The increase in the rate resulted from greater additions to evaluated oil and gas property costs than the additions to oil and gas reserves relative to the existing depletion rate per Mcfe. This was principally the result of the costs of unsuccessful wells drilled in 1997.



    IMPAIRMENT OF OIL AND GAS PROPERTIES. Under the rules of the full-cost accounting method as prescribed by the Securities and Exchange Commission, 3DX is required to compare the net costs of its evaluated properties to the net present value of its proved reserves, using the prices and costs in effect at the end of each quarterly period unless 3DX believes that post period prices are more representative of what might be received in future periods. If such evaluated costs, net of accumulated depreciation, depletion and amortization, exceed the present value of proved reserves, an impairment charge is required to write down those excess costs. During the second quarter of 1999, 3DX recognized oil and gas impairments of $1,288,136, using period end prices. During the first quarter of 1999, 3DX recognized oil and gas impairments of $990,809 using post period pricing increases. Using March 31, 1999 prices, 3DX would have recognized an oil and gas impairment of $1,860,429. For the first six months of 1998 an oil and gas impairment of $5,208,033 was recorded, of which $4,329,687 was recorded during the second quarter of that year. The writedown for the second quarter of 1999 was principally a result of mechanical difficulties in the wellbores of certain wells in the Ramrod project in Matagorda county, Texas and the Four Isle Dome project in Terrebonne Parish, Louisiana. This ultimately resulted in the sale of the remaining interest in the Ramrod project. The writedown for the six months ended June 30, 1998 was principally a result of declines in prices for oil and gas and increased additions to evaluated property costs.



    Oil and gas impairment charges recorded during the fiscal year 1998 were $7,863,536. The impairments recorded were principally the result of:


    - increased additions to evaluated property costs; and

    - the decline in oil and gas prices being received by 3DX on December 31, 1998 as compared to December 31, 1997.


    Oil and gas impairment charges recorded during the fiscal year 1997 were $9,061,240, all of which were attributable to the fourth quarter ended December 31, 1997. This write down results principally from the significant decline in oil and gas prices being received by 3DX on December 31, 1997 as compared to September 30, 1997, and a relatively large investment in three unsuccessful exploratory wells, all of which were evaluated in the fourth quarter of 1997.



    INTEREST EXPENSE. There was no interest expense for the first six months of 1999 as compared to $14,357 for the first six months of 1998. The 1998 expenses represent commitment fees and amortization of set up costs associated with the credit agreement 3DX executed with a commercial bank in December 1997. 3DX had outstanding borrowings of $750,000 under the credit agreement at June 30, 1999. 3DX capitalized interest of approximately $34,000 during the first six months of 1999 relating to unusually significant investments in unproved properties.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense, net of costs capitalized to exploration and development projects, decreased to $471,739 for the second quarter of 1999 from $488,362 for the second quarter of 1998. This decrease was primarily attributable to:



    - reduced personnel expenses--$424,400;



    - reduced corporate overhead expenses primarily resulting from reduced levels of activity-- $180,900; and



    - an increase in general and administrative costs capitalized to exploration and development projects--$60,000.



    These decreases were offset by:



    - an increase in professional and consulting fees, primarily attributable to the merger--$123,300;



    - a reversal in June 1998 of amortized deferred compensation previously recorded for terminated employees relating to stock options issued within one year of the initial public offering-- $376,000; and



    - lower overhead recovery received in the second quarter of 1999 under an informal income-sharing arrangement between 3DX and a seismic processing company under which 3DX receives a percentage of the seismic processing company's gross billings in exchange for office space and the use of technical equipment provided by 3DX--$146,700.



    General and administrative expense, net of costs capitalized to exploration and development projects, decreased to $854,458 for the first six months of 1999 from $1,179,437 for the same period in 1998. This decrease was primarily attributable to:



    - reduced personnel expenses--$744,400; and



    - reduced corporate expenses primarily resulting from reduced levels of activity--$267,200.



    These decreases were partially offset by:



    - an increase in professional and consulting fees, primarily attributable to the merger--$158,900;



    - a reversal in June 1998 of amortized deferred compensation discussed above--$376,000; and



    - lower overhead recovery received in the six months ended June 30, 1999 under the informal income-sharing arrangement discussed above--$139,800.



    General and administrative expense, net of costs capitalized to exploration and development projects, decreased 20% to $2,033,756 for fiscal year 1998 from $2,532,474 for fiscal year 1997. This decrease was primarily attributable to a downsizing in personnel that occurred during the second quarter of 1998. The downsizing had the following effects on total general and administrative expenses:


    - an increase in compensation expense due to severance pay recorded--$97,000;

    - a decrease in the amount of capitalized overhead, as the majority of the terminated personnel were from technical departments--$709,000; and

    - a decrease in stock option expense to adjust the amortization of deferred compensation recorded for these employees relating to stock options issued within one year of the initial public offering--$376,000.

The 1997 amount represented a 39% increase from $1,827,946 incurred during the year ended December 31, 1996. The increase was primarily a result of personnel costs associated with hiring which occurred during 1997 and increased professional fees and other costs associated with being a public company, offset by a decrease in the amount of $390,616 relating to the amortization of deferred compensation expense.


    INTEREST AND OTHER INCOME. Interest and other income decreased to $5,496 for the second quarter of 1999 from $7,495 for the second quarter of 1998. This is primarily as result of a lower level of short term investments during the second quarter of 1999.



    Interest and other income increased slightly to $18,120 for the first six months of 1999 from $17,957 for the same period of 1998. When analyzing the six month periods, 3DX maintained a relatively equal level of short term investments between the two years.



    Interest and other income decreased 91% to $53,984 for fiscal year 1998 from $585,154 for the comparable period during 1997. This decrease is primarily a result of a substantially lower balance of short-term investments during fiscal year 1998. The 1997 amount represents a 136% increase from the $247,960 earned during the comparable 1996 period. This increase reflects interest income on the higher level of short-term investments during 1997 as a result of investment of the proceeds of 3DX's initial public offering.



    NET LOSS. As a result of the foregoing, 3DX's net loss decreased to $1,799,126 for the second quarter of 1999 from $4,854,001 for the second quarter of 1998. The most significant factors which caused the decrease in net loss were:



    - the reduction in impairment of oil and gas properties recorded during the current quarter; and



    - the reduction in depletion, depreciation, and amortization of oil and gas properties as discussed above.



    The net loss for the first six months of 1999 decreased to $3,284,112 from a 1998 six-month period loss of $6,390,754. The most significant factors causing the change for the six month periods were:



    - the reduction in the impairment of oil and gas properties recorded during the 1999 period;



    - a reduction in depletion, depreciation, and amortization of oil and gas properties; and



    - a reduction in general and administrative expenses for the 1999 period as discussed above.



    3DX's net loss decreased to $9,588,542 for fiscal year 1998 period from $11,036,144 for fiscal year 1997. The significant factors which caused the decrease in net loss were the increase in revenues and the decrease in impairment of oil and gas properties, with a slight offset from the increase in depletion, depreciation and amortization of oil and gas properties. The net loss for the fiscal year 1997 increased from the net loss of $3,676,411 in fiscal year 1996. The most significant factor which caused the increase in net loss was the impairment of oil and gas properties recorded under full-cost accounting rules.


    INCOME TAXES. 3DX recorded a valuation allowance against the estimated amount of deferred tax assets for which realization is uncertain. 3DX reviews the valuation allowance at the end of each quarter and makes adjustments, as necessary, if it is determined that it is more likely than not that the deferred tax assets will be realized. As of December 31, 1998, 3DX had tax net operating loss carryforwards ("NOL's") of approximately $11.7 million which begin to expire in 2008. As a result of the recent stock transactions, including the initial public offering, there is a yearly limitation placed on 3DX's utilization of its NOL's under Section 382 of the Internal Revenue Code of 1986, as amended. See Note 5 to the financial statements of 3DX included elsewhere in this proxy statement/prospectus.

LIQUIDITY AND CAPITAL RESOURCES


    See further discussion of these issues under Note 2 to the 3DX June 30, 1999 financial statements, "Going Concern".

    3DX has made and will be required to make oil and gas capital expenditures substantially in excess of its net cash flow from operations in order to complete the exploration and development of its existing properties. 3DX will also need to acquire exploration prospects and find additional oil and gas reserves in order for its asset base not to be depleted by current oil and gas production. Cash outlays for capital expenditures for oil and gas exploration and development activities for the six months ended June 30, 1999 and 1998 were $1,356,497 and $5,204,630, respectively. The level of capital spending in 1999 and thereafter will be highly dependent upon 3DX's ability to obtain additional capital. 3DX expects that its projected net cash flows from currently producing properties will be sufficient to fund its general and administrative expenditures through December 31, 1999, including technical employee and related costs which are capitalized under full-cost accounting. However, such projected cash flows could be adversely affected by declines in oil and gas prices and unanticipated declines in oil and gas production from existing properties. This raises substantial doubt about 3DX's ability to pay its obligations as they become due.


    On December 18, 1997, 3DX executed a credit agreement with a commercial bank, the borrowing capacity of which was set at $2.0 million in April 1998. During the quarter ended June 30, 1998 3DX borrowed $2.0 million under the credit agreement and made payments of $200,000 and $600,000, during the third and fourth quarters of 1998, respectively, and an additional payment of $450,000 in the first quarter of 1999. The maximum amount currently available for borrowing under the credit facility is $750,000. The borrowing capacity is a function of the value of 3DX's proved oil and gas reserves, and is redetermined on a semi-annual basis. The credit agreement is secured by substantially all of 3DX's oil and gas properties and contains restrictions on dividends and additional liens and indebtedness and requires the maintenance of a minimum current ratio and net worth, each as defined in the credit agreement.


    As a result of 3DX's periodic review of each of its oil and gas exploration and development properties and its available capital, 3DX has occasionally sold partial interests in specific oil and gas projects to other investors to reduce its total investment commitment to such projects. In accordance with full-cost accounting rules, no gain or loss has been recognized on these transactions. In September 1998, 3DX sold one of its properties located in Cove Field, Texas for approximately $440,000 (of which $200,000 was used to reduce the balance of borrowings on 3DX's bank credit agreement). In November 1998, 3DX closed a sale of 50% of its working interest in the Ramrod project in Matagorda county, Texas. Proceeds to 3DX from this sale were $2 million and were used to reduce accounts payable and the bank loan. In the first quarter of 1999, 3DX sold all of the remaining interest in the Ramrod project for $600,000. As of June 30, 1999, 3DX had working capital of approximately $420,000.


    3DX will require additional sources of financing to fund drilling expenditures on properties currently owned by 3DX and to fund leasehold costs and geological and geophysical costs on its active exploration projects. 3DX's 1999 expenditure plans currently include up to twelve exploratory and development wells and various lease and seismic data acquisitions. 3DX generally has the right, but not the obligation, to participate for its percentage interest in drilling wells and can decline to participate if it does not have sufficient capital resources at the time such drilling operations are proposed. 3DX can also potentially transfer its right to participate in drilling wells in exchange for cash, a reversionary interest, or some combination thereof. To recover its investment in unevaluated properties, it is necessary for 3DX to either participate in drilling which finds commercial oil and gas production and produce such reserves or receive sufficient value through the sale or transfer of all or a portion of its interests.

    In April 1999, 3DX closed an agreement with Esenjay whereby 3DX sold its interest in five non-producing prospect areas, including leasehold interests and 3D seismic data, for $200,000 cash and additionally farmed out one half of its interest in the Hall Ranch and Gillock projects in return for partial reimbursement of leasehold costs and a carry through completion of the first well in Hall Ranch and the first four wells in the Gillock project. 3DX received $150,000 at closing and will receive an additional $50,000 on completion of certain assignments. The sale transaction was undertaken in order to improve 3DX's liquidity through the sale of five prospect areas, while the farm out arrangement was undertaken as a method to finance the drilling of wells on the Hall Ranch and Gillock prospects. As a result of these transactions, 3DX was not required to pay its share of the drilling and land costs in the Hall Ranch and Gillock projects, which 3DX's management estimates would have resulted in expenses to 3DX of approximately $780,000, but was able to retain half of its interest in these prospects. Had 3DX not undertaken such a transaction, it risked being unable to fund its share of the drilling and other costs of these wells and would have forfeited its entire interest in them as a result. The sale of the Tidehaven/Blessing project and Thomaston project for $200,000 resulted in 3DX obtaining significant liquidity to pay its ongoing expenses through the sale of prospects viewed by 3DX's geologists as being among its less important exploration prospects. 3DX's management believes that the terms of the sale and farm out arrangement with Esenjay are at market values and on arm's-length terms and conditions. The sale and farm out transaction is not contingent upon the closing of the proposed merger and the execution of the merger agreement was not conditioned on 3DX's entering the sale and farm out transaction.

    If the merger is not closed, management of 3DX will continue to seek financing for its capital program from a variety of sources. 3DX's inability to obtain additional financing would have a material adverse effect on 3DX. Without raising additional capital, 3DX anticipates that it will be required to limit or defer its planned oil and gas exploration and development program, which could adversely affect the recoverability and ultimate value of 3DX's oil and gas properties.

    Management intends to pursue exploration and development opportunities to the extent additional capital becomes available in the current oil and gas environment. However, the uncertainties about 3DX's future cash flows and the lack of firm commitments to attract additional capital at this time raise substantial doubt about the ability of 3DX to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should 3DX be unable to continue as a going concern.

EFFECTS OF INFLATION AND CHANGES IN PRICE

    3DX's results of operations and cash flows are affected by changing oil and gas prices. If the price of oil and gas increases (decreases), there could be a corresponding increase (decrease) in the operating cost that 3DX is required to bear for operations, as well as an increase (decrease) in revenues.

IMPACT OF THE YEAR 2000

    Many of the world's computer systems, including those embedded in process control equipment, currently record years in a two-digit format. On January 1, 2000, all hardware and software which use the two year convention could fail or create erroneous data because of an inability to properly interpret dates beyond 1999.

    The Company's assessment of the Y2K issues that could affect its operations is not complete. However, based on information assembled to date, the Company believes that most, if not all, of the Y2K risk to the Company, if any, will come from third parties, primarily oil and gas operators, pipelines, banking institutions, governmental entities, communications systems providers and similar entities.

    The Company does not operate any oil and gas properties and relies minimally on the software of third parties, which consists primarily of purchased or leased operating system, analysis, accounting and seismic programs. These programs have been determined to be either Y2K compliant or capable of Y2K compliance with little cost to the Company.

    The Company will continue to assess the ability and timeliness of third parties becoming Y2K compliant, but presently believes that any cost to the Company will be minimal.

OTHER

    In connection with stock options granted within one year prior to the initial filing of the registration statement relating to the initial public offering, 3DX recorded deferred compensation expense based on the difference between the option exercise price and the fair value of 3DX's common stock at the date of grant, using the $11.00 per share initial public offering price as an estimate of the fair value. Such deferred compensation is being amortized as additional compensation expense over the vesting period for the options. As of December 31, 1998, 3DX had unamortized deferred compensation of $136,304 which will be charged to expense during the next three years. 3DX has elected not to adopt the fair value accounting of Statement of Financial Accounting Standards No. 123, "Accounting For Stock Based Compensation", for employees and continues to account for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

DIRECTORS WHO WILL BECOME DIRECTORS OF ESENJAY

    The only directors or executive officers of 3DX who will serve as a director or executive officer of Esenjay after the merger will be C. Eugene Ennis, who will serve as a director of Esenjay.

    Mr. Ennis, age 55, has served as Chairman of the Board of 3DX since 1998. Mr. Ennis served as 3DX's President and Chief Executive Officer from 3DX's inception in December 1992 until June 1998. Since August 1998, Mr. Ennis has been a director of Object Reservoir, a supplier of software tools for the petroleum industry. Mr. Ennis has been Chief Executive Officer of Object Reservoir since January 1999. From September 1984 to December 1992, Mr. Ennis was President, Chief Executive Officer and a director and from October 1990 to December 1992 was also Chairman of the Board of Directors of Landmark Graphics Corporation ("Landmark"), a provider of interdisciplinary interpretation tools for the petroleum industry. Mr. Ennis holds a Bachelor of Science in electrical engineering from the University of Houston and began his career in 1969 as a design engineer in the Geophysical Products Division of Texas Instruments where he was employed until 1984.

COMPENSATION OF DIRECTORS

    Directors of 3DX who are not employees are entitled to receive a fee in the amount of $750 for every meeting of the Board of Directors which such director attends in person or by telephone and a fee of $500 for each meeting of a committee of the Board of Directors held separately which such director attends in person or by telephone. Beginning in 1998, the non-employee directors waived their right to receive fees for attending meetings. Directors who are employees of 3DX do not receive any additional compensation for their services as directors. All directors are reimbursed for out-of-pocket expenses incurred in connection with their service as directors. Under the Stock Option Plan, 3DX may, from time to time, and in the discretion of the Board of Directors, grant stock options to directors.

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning compensation awarded, earned or paid for services rendered in all capacities by Mr. Ennis during the past three fiscal years. The table also identifies the principal capacity in which Mr. Ennis served 3DX during 1998.

                                                                            LONG-TERM
                                                                       COMPENSATION AWARDS
                                                                    --------------------------
                                         ANNUAL COMPENSATION        RESTRICTED    SECURITIES
                                     ----------------------------     STOCK       UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR  SALARY ($)   BONUS ($)   AWARDS ($)    OPTIONS (#)        COMPENSATION ($)
-----------------------------------  ----  ----------   ---------   ----------   -------------       ----------------
C. Eugene Ennis ...................  1998   143,118         --          --         100,000(a)               --
  President, Chief Executive         1997   171,875         --          --              --                  --
  Officer(b) and Chairman of the     1996   150,000         --          --                                  --
  Board

------------------------

(a) Issued in 1997 and canceled and reissued in 1998.

(b) Mr. Ennis served as President and Chief Executive Officer through May 1998.

REPORT ON REPRICING OF OPTIONS

    It was determined by the Human Resource Committee during 1998 that the options held by directors, executive officers and employees no longer represented an incentive, as the market price of the stock had dropped below the exercise price of the options. Therefore, it was determined that the options, including those held by Mr. Ennis, should be repriced in line with the current market value.

                                                                                                                  LENGTH OF
                                                    TEN-YEAR OPTION REPRICINGS                                    ORIGINAL
                                     --------------------------------------------------------                       TERM
                                                 NUMBER OF                                                        REMAINING
                                                 SECURITIES                                                        AT DATE
                                                 UNDERLYING   MARKET PRICE OF     EXERCISE          NEW              OF
                                      DATE OF     OPTIONS      STOCK AT TIME    PRICE AT TIME    EXERCISE         REPRICING
NAME                                 REPRICING    REPRICED     OF REPRICING     OF REPRICING       PRICE          (MONTHS)
-----------------------------------  ---------   ----------   ---------------   -------------   -----------       ---------
C. Eugene Ennis ...................   04/20/98    100,000         $1.625           $11.000       $1.625(1)           111
  Chairman of the Board

------------------------

(1) In January 1999, the Human Resource Committee decided to reprice, at $0.3125 (the market price at the time), the currently outstanding options dated April 20, 1998.

STOCK OPTION PLAN

    In January 1994, 3DX adopted the Stock Option Plan under which "non-qualified" stock options to acquire shares of common stock may be granted to directors of and consultants to 3DX and incentive stock options to acquire shares of common stock may be granted to employees and directors who are also employees of 3DX.


    Currently, the Stock Option Plan provides for the issuance of up to a maximum of 2,004,937 shares of common stock and is administered by the Human Resources Committee. Under the Stock Option Plan, the option price of any ISO may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Human Resources Committee so determines, but may not in any event be less than 85% of the fair market value. An ISO may not be granted to a "ten percent stockholder" (as that term is defined in Section 422A of the Internal Revenue Code of 1986, as amended) unless the exercise price is at least 110% of the fair market value of the common stock at the time of grant and the option must be exercised within five years. Options granted under the Stock Option Plan are evidenced by a written agreement executed by 3DX and the grantee, containing the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law. The maximum term of each stock option is ten years from the date of grant.

    For options to qualify as ISOs, the aggregate fair market value, determined on the date of grant, of the shares with respect to which the ISOs are exercisable for the first time by the grantee during any calendar year may not exceed $100,000. Payment by option holders upon exercise of an option may be made:

    - in cash;

    - by tender to 3DX of shares of 3DX's stock owned by the optionee having a fair market value, as determined by the Human Resources Committee without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for 3DX, not less than the exercise price;

    - by delivery of a promissory note made by the optionee in a form approved by 3DX;

    - by the assignment of the proceeds of a sale of some or all of the shares being acquired upon the exercise of the option;

    - by the withholding of shares being acquired upon exercise of the option bearing a fair market value, as determined by the Human Resources Committee without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for 3DX, not less than the exercise price; or

    - by any combination of these alternatives.

The Human Resources Committee may at any time or from time to time grant options that do not permit all of the forms of consideration described above to be used in payment of the exercise price or that otherwise restrict the use of one or more forms of consideration. In addition, the Human Resources Committee, in its sole discretion, may authorize the surrender by an optionee of all or part of an unexercised stock option and authorize a payment in consideration thereof of an amount equal to the difference between the aggregate fair market value of the common stock subject to the stock option and the aggregate option price of the common stock. In the Human Resources Committee's discretion, such payment may be made in cash, shares of common stock with a fair market value on the date of surrender equal to the payment amount or some combination of these alternatives.

    The Stock Option Plan provides that outstanding options vest in their entirety and become exercisable in the event of certain mergers, consolidations or sales of all or substantially all of the assets of 3DX, unless the successor corporation assumes the options. As of December 31, 1998, options to purchase 826,404 shares of common stock were outstanding under the Stock Option Plan at exercise prices ranging from $0.19 to $1.625 per share, with 764,421 option shares available for grant.

REPORT OF THE HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

    The Human Resources Committee of the Board of Directors oversees the compensation policies applicable to all employees of 3DX, including its executive officers. The Human Resources Committee also has primary responsibility for administering stock-based compensation plans of 3DX.

    3DX seeks to provide a compensation program which will allow it to attract and retain highly qualified and motivated employees. Its compensation program is also designed to enhance stockholder value by providing significant incentives for employees to achieve 3DX's goals. 3DX is striving to promote an entrepreneurial environment which encourages all employees to focus on the continuing long-term growth of 3DX. Specifically, the compensation plan includes the following components:

    BASE SALARY. It is the goal of the Human Resources Committee that the primary element of compensation result from the achievement of performance-based objectives which contribute in a meaningful way to long-term stockholder value. However, 3DX must also provide a base salary and employee benefits which are competitive with compensation offered by other oil and gas exploration companies similar to 3DX. The Human Resources Committee expects that base salary will not exceed the average paid by 3DX's peers.

    STOCK OPTION PLAN. The Stock Option Plan is a broad-based stock option plan covering all employees which is designed to motivate and retain employees and allow all employees to benefit from performance which enhances long-term stockholder value. All stock options granted to employees have exercise prices which equal the fair market value of the 3DX common stock on the date of grant and vest ratably over a period of four years. Accordingly, the options provide a significant incentive for superior long-term performance and continued retention of employees by 3DX. For stock options awarded to executive officers during 1998, refer to the section "Stock Option Grants".

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    As of April 15, 1999, there were 9,399,353 shares of common stock outstanding and entitled to vote. The following table sets forth certain information regarding the beneficial ownership of common stock, as of April 15, 1999, by

    - each person known to 3DX to own beneficially 5% or more of 3DX's outstanding shares of common stock,

    - each director of 3DX,

    - each of the Named Executive Officers, as defined in "Executive Compensation," and

    - all executive officers and directors of 3DX as a group. The information with respect to beneficial ownership is based on the most recent filings with the SEC that have been furnished to 3DX by the respective stockholders of 3DX.

                                                  BENEFICIAL OWNERSHIP
                                               --------------------------
                                                 NUMBER OF
NAME AND ADDRESS(1)                              SHARES(2)        PERCENT
---------------------------------------------  -------------      -------
Ronald P. Nowak..............................         50,000          *
Jon W. Bayless...............................        754,195(3)     8.0%
Charles E. Edwards...........................         25,267(4)       *
C. Eugene Ennis..............................        289,411        3.1%
C.D. Gray....................................             --          *
Douglas C. Williamson........................        727,073(5)     7.7%
Russell L. Allen.............................             --          *
Peter M. Duncan..............................        375,592        4.0%
Joseph Schuchardt III........................        189,978        2.0%

All directors and executive officers as a          2,411,516       25.7%
  group (9 persons)..........................

CWS Limited-Liability Company ...............      1,172,270       12.5%
  One Rockefeller Plaza, 31st Floor
  New York, NY 11002

Citi Growth Fund L.P. .......................        727,477        7.7%
  c/o CitiGrowth Funds, Sycamore Partners
  989 Lenox Drive
  Lawrenceville, New Jersey 08648

BA Capital Company, LP ......................        721,903        7.7%
  901 Main Street
  Dallas, Texas 75202

------------------------

 * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Unless otherwise indicated, the address of each stockholder identified in the table is at the principal executive offices of 3DX at 12012 Wickchester, Houston, Texas 77079.


(2) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of April 15, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Shares of common stock issuable upon exercise of stock options granted under 3DX's 1994 Stock Option Plan, which are currently exercisable or exercisable within

    60 days of April 15, 1999, include 20,144 shares for Mr. Ennis, 5,170 shares for Mr. Bayless, 5,170 shares for Mr. Edwards, 5,170 shares for Mr. Williamson, and 35,654 shares for all directors and executive officers as a group. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth beside such stockholder's name.


(3) Includes 727,477 shares beneficially owned by Citi Growth Fund L.P. Mr. Bayless is the sole stockholder and director of Jon W. Bayless Inc., the general partner of Atlantic Partners L.P., the general partner of Citi Growth Fund L.P.

(4) Includes 1,200 shares of common stock owned by Mr. Edwards' spouse.

(5) Includes 721,903 shares of common stock held by BA Capital Investors. Mr. Williamson is a Managing Director in the Venture Capital Group of BA Capital Company, LP.

               ELECTION OF DIRECTORS OF ESENJAY EXPLORATION, INC.

NOMINEES

    The Esenjay board of directors has nominated the three director candidates named below. Personal information on each of our nominees is also given below. All of our nominees currently serve as Esenjay directors. These director nominees will serve as class II directors, with their terms expiring in 2002. If a director nominee becomes unavailable before the election, your proxy authorizes us to vote for a replacement nominee if the board of directors names one.

    DAVID W. BERRY served as President of Esenjay after the incorporation of its predecessor in August 1988 and until May 14, 1998, and has served as Chairman of the Board of Directors since 1991. In 1978, he formed Berry Petroleum Corporation, which was a regional natural gas and oil exploration company. In 1976 he co-founded Vulcan Energy Corporation, a Tulsa, Oklahoma based exploration and production company. Mr. Berry has served as the State Finance Chairman of the Oklahoma State Republican Party, as a Trustee for the Oklahoma Museum of Art and on the United States Senatorial Trust Committee. Mr. Berry is a member of the Independent Petroleum Association of America.

    CHARLES J. SMITH has been a director of Esenjay since May 14, 1998. He has served as Chairman of Esenjay Petroleum since its formation in 1978. Mr. Smith serves as chairman of the Executive Committee of Esenjay. Mr. Smith acts as Esenjay Petroleum's senior land and administrative officer. He was a practicing attorney specializing in oil and gas law from 1963 to 1987. Before 1963, he was a petroleum landman for Humble Oil and Refining Company. Mr. Smith received a BBA in industrial management from the University of Texas and was admitted to practice law in Texas in 1959 after attending South Texas School of Law and the completion of off-campus studies.

    ALEX B. CAMPBELL has been a director of Esenjay since May 14, 1998. He has been Vice President of Aspect Management Corporation since August 1996 and is responsible for land and corporate development and legal issues for Aspect. He served as landman for Grynberg Petroleum and TXO Production Corp. from 1980 to 1984, focusing on the Rocky Mountain Region, then as division landman for Lario Oil & Gas Company from 1984 to 1996, where he was responsible for administration, prospect marketing, contract lease negotiation, exploration permitting, surface owner negotiations and property acquisition negotiation and due diligence. He has a BA in business/pre-law from Colorado State University, and an MBA from Colorado State University.

VOTE REQUIRED

    The affirmative vote of the holders of a majority of issued and outstanding shares of Esenjay common stock and a majority of the issued and outstanding 3DX common stock is required to approve the merger agreement.

    3DX has retained MacKenzie Partners, Inc. to assist in the distribution and solicitation of proxies for a fee of $5,000 plus out of pocket expenses. These expenses will be paid by 3DX. In addition to solicitation by mail and by MacKenzie Partners, Inc., our officers and directors may solicit your proxy by telephone, by facsimile transmission or in person, for which they will not be compensated.



    2,408,414 shares of 3DX common stock (representing 22.5% of the amount of the 3DX shares anticipated to be outstanding as of the time of the merger) are currently owned by, or are expected to be owned at the time of the merger by, officers and directors of 3DX and their affiliates. All of these shares are subject to voting agreements in which the holders have agreed to vote their shares in favor of the merger.



    9,533,367 shares of the Esenjay common stock (representing 60.4% of the amount of the Esenjay shares anticipated to be to be outstanding as of the time of the merger) are currently owned by, and are expected to be owned at the time of the merger by, two of Esenjay's stockholders. All of these shares are subject to voting agreements in which the holders have agreed to vote their shares in favor of the merger.


    SINCE A MAJORITY OF THE OUTSTANDING SHARES OF BOTH ESENJAY AND 3DX ARE REQUIRED FOR APPROVAL OF THE MERGER (RATHER THAN A MAJORITY OF THE SHARES REPRESENTED AT THE MEETINGS), FAILURE TO VOTE OR AN ABSTENTION FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

    A plurality of the votes present at the Esenjay annual meeting is required for the election of the director nominees.

    THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE DIRECTOR NOMINEES.

                                    EXPERTS


    The consolidated financial statements of Esenjay as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 incorporated by reference in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this proxy statement/prospecus, and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.



    The financial statements of 3DX as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated by their report with respect to those financial statements, and are included in this proxy statement/prospectus, in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report included in this proxy statement/prospectus, which contains an explanatory fourth paragraph with respect to the existence of substantial doubt about 3DX's ability to continue as a going concern, as described more fully in
Note 3 to the financial statements.


    The report of independent petroleum engineers, Ryder Scott Company Petroleum Engineers, dated January 27, 1999 is referred to in this proxy statement/prospectus in reliance upon the authority of said firm as experts in giving said report.

    The report of independent petroleum engineers, Netherland Sewell & Associates, Inc., dated February 16, 1999 is referred to in this proxy statement/prospectus in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

    Certain legal matters relating to the validity of the common stock and preferred stock to be issued in the merger and certain tax matters relating to the merger have been passed upon by Porter & Hedges, L.L.P., Houston, Texas.

                         INDEX TO 3DX TECHNOLOGIES INC.

                       CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                           PAGE NO.
                                                                                                          -----------
Report of Independent Public Accountants................................................................         F-1

Audited Financial Statements for the year ended December 31, 1998.......................................         F-2

Notes to Audited Financial Statements for the year ended December 31, 1998..............................         F-6

Unaudited Supplemental Information......................................................................        F-18

Unaudited Financial Statements for the three months ended June 30, 1999.................................        F-22

Notes to Unaudited Financial Statements for the three months ended June 30, 1999........................        F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board
of Directors of 3DX Technologies Inc.:

    We have audited the accompanying balance sheets of 3DX Technologies Inc. (a Delaware corporation) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of 3DX's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3DX Technologies Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that 3DX will continue as a going concern. As discussed in Note 3 to the financial statements, the uncertainties about 3DX's ability to pay its obligations when they become due and the lack of firm commitments to attract additional capital raise substantial doubt about the ability of 3DX to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should 3DX be unable to continue as a going concern.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
March 22, 1999

                             3DX TECHNOLOGIES INC.

                                 BALANCE SHEETS

                                                                                             DECEMBER 31,
                                                                                    ------------------------------
                                                                                         1998            1997
                                                                                    --------------  --------------
                                                      ASSETS
Current Assets:
  Cash and cash equivalents.......................................................  $    1,447,756  $    1,568,091
  Accounts receivable.............................................................       1,039,331       1,181,083
  Prepaid expenses................................................................          83,892         110,681
                                                                                    --------------  --------------
    Total current assets..........................................................       2,570,979       2,859,855
                                                                                    --------------  --------------

Property and equipment:
  Oil and gas properties, full-cost method:
    Evaluated.....................................................................      32,664,307      22,521,673
    Unevaluated...................................................................       4,450,731      10,098,698
  Technical interpretation equipment..............................................       2,734,149       2,605,439
  Other property and equipment....................................................         273,780         273,780
                                                                                    --------------  --------------
                                                                                        40,122,967      35,499,590

  Less accumulated depletion, depreciation and amortization.......................     (29,256,556)    (17,127,846)
                                                                                    --------------  --------------
                                                                                        10,866,411      18,371,744

  Other assets....................................................................          63,771          78,041
                                                                                    --------------  --------------
                                                                                    $   13,501,161  $   21,309,640
                                                                                    --------------  --------------
                                                                                    --------------  --------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable................................................................  $    1,301,828  $    1,713,209
  Accrued liabilities.............................................................         468,028       1,778,543
                                                                                    --------------  --------------
    Total current liabilities.....................................................       1,769,856       3,491,752
                                                                                    --------------  --------------
  Borrowings on credit agreement..................................................       1,200,000              --
                                                                                    --------------  --------------
    Total liabilities.............................................................       2,969,856       3,491,752

Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued                     --              --
  Common stock, $.01 par value, 20,000,000 shares authorized, 9,379,209 and
    7,225,462 shares issued and outstanding, respectively.........................          93,792          72,255
  Paid-in capital.................................................................      39,989,951      38,085,357
  Deferred compensation...........................................................        (136,304)       (512,132)
  Accumulated deficit.............................................................     (29,416,134)    (19,827,592)
                                                                                    --------------  --------------
    Total stockholders' equity....................................................      10,531,305      17,817,888
                                                                                    --------------  --------------
                                                                                    $   13,501,161  $   21,309,640
                                                                                    --------------  --------------
                                                                                    --------------  --------------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENTS OF OPERATIONS

                                                                               YEARS ENDED DECEMBER 31,
                                                                     --------------------------------------------
                                                                         1998            1997           1996
                                                                     -------------  --------------  -------------
Revenues:
  Oil and gas......................................................  $   4,544,690  $    3,045,447  $     851,827
  Interest and other...............................................         53,984         585,154        247,960
                                                                     -------------  --------------  -------------
    Total revenues.................................................      4,598,674       3,630,601      1,099,787
                                                                     -------------  --------------  -------------

Costs and expenses:
  Lease operating..................................................        411,875         257,291         49,016
  Production taxes.................................................        319,874         178,952         58,660
  Impairment of oil and gas properties.............................      7,863,536       9,061,240      1,476,690
  Depletion, depreciation, and amortization of oil and gas
    properties.....................................................      3,545,328       2,636,305        422,839
  Interest expenses................................................         12,847             483             --
  General and administrative.......................................      2,033,756       2,532,474      1,827,946
                                                                     -------------  --------------  -------------
    Total costs and expenses.......................................     14,187,216      14,666,745      3,835,151
                                                                     -------------  --------------  -------------
Net loss...........................................................     (9,588,542)    (11,036,144)    (2,735,364)

Dividends on preferred stock.......................................             --              --       (520,393)

Redemption premium on Series B preferred stock.....................             --              --       (365,810)

Accretion and preferred stock......................................             --              --        (54,844)
                                                                     -------------  --------------  -------------
Net loss applicable to common stockholders.........................  $  (9,588,542) $  (11,036,144) $  (3,676,411)
                                                                     -------------  --------------  -------------
                                                                     -------------  --------------  -------------
Basic and diluted net loss per common share........................  $       (1.15) $        (1.53) $       (1.21)
                                                                     -------------  --------------  -------------
                                                                     -------------  --------------  -------------
Weighted average number of common shares outstanding...............      8,328,429       7,193,837      3,042,466
                                                                     -------------  --------------  -------------
                                                                     -------------  --------------  -------------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                        COMMON STOCK                                                    STOCK
                                   ----------------------   PAID-IN      DEFERRED     ACCUMULATED   SUBSCRIPTIONS
                                    SHARES      AMOUNT      CAPITAL    COMPENSATION     DEFICIT      RECEIVABLE       TOTAL
                                   ---------  -----------  ----------  -------------  ------------  -------------  -----------
Balance at December 31, 1995.....  2,987,908   $  29,879   $1,730,459    $(837,864)    $(5,115,037)   $ (47,756)   $(4,240,319)
Principal collections............         --          --           --           --             --        47,756         47,756
Shares issued upon exercise of
  stock options..................      3,124          31          573           --             --            --            604
Accrual of dividends.............         --          --           --           --       (520,393)           --       (520,393)
Accretion on preferred stock.....         --          --           --           --        (54,844)           --        (54,844)
Deferred compensation related to
  certain stock options..........         --          --      922,806     (922,806)            --            --             --
Compensation expense related to
  certain stock options..........         --          --           --      867,630             --            --        867,630
Shares issued in Initial Public
  Offering (net of offering
  costs).........................  2,400,000      24,000   23,539,064           --             --            --     23,563,064
Conversion of Series C preferred
  to common stock................  1,450,145      14,502    7,996,798           --             --            --      8,011,300
Redemption of Series B preferred
  stock..........................         --          --           --           --       (365,810)           --       (365,810)
Net loss.........................         --          --           --           --     (2,735,364)           --     (2,735,364)
                                   ---------  -----------  ----------  -------------  ------------  -------------  -----------
Balance at December 31, 1996.....  6,841,177      68,412   34,189,700     (893,040)    (8,791,448)           --     24,573,624
Shares issued for
  over-allotment.................    375,000       3,750    3,796,396           --             --            --      3,800,146
Shares issued for exercise of
  stock options..................      9,285          93        3,155                          --            --          3,248
Deferred compensation related to
  certain stock options..........         --          --       96,106      (96,106)            --            --             --
Compensation expense related to
  certain stock options..........         --          --           --      477,014             --            --        477,014
Net loss.........................         --          --           --           --    (11,036,144)           --    (11,036,144)
                                   ---------  -----------  ----------  -------------  ------------  -------------  -----------
Balance at December 31, 1997.....  7,225,462      72,255   38,085,357     (512,132)   (19,827,592)           --     17,817,888
Shares issued for exercise of
  stock options..................    401,703       4,017      127,226           --             --            --        131,243
Deferred compensation related to
  restricted stock award.........     50,000         500       97,938      (98,438)            --            --             --
Compensation expense related to
  restricted stock award.........         --          --           --       41,016             --            --         41,016
Compensation expense related to
  certain stock options..........         --          --           --      180,905             --            --        180,905
Shares issued (net of offering
  costs).........................  1,702,044      17,020    2,307,918           --             --            --      2,324,938
Reversal of compensation expense
  for former employees related to
  certain stock options..........         --          --     (628,488)     252,345             --            --       (376,143)
Net loss.........................         --          --           --           --     (9,588,542)           --     (9,588,542)
                                   ---------  -----------  ----------  -------------  ------------  -------------  -----------
Balance at December 31, 1998.....  9,379,209   $  93,792   $39,989,951   $(136,304)   ($29,416,134)   $      --    $10,531,305
                                   ---------  -----------  ----------  -------------  ------------  -------------  -----------
                                   ---------  -----------  ----------  -------------  ------------  -------------  -----------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENTS OF CASH FLOW

                                                                               YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------------
                                                                         1998            1997           1996
                                                                     -------------  --------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................................  $  (9,588,542) $  (11,036,144) $  (2,735,364)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depletion, depreciation and amortization.......................      4,265,174       3,366,242        883,962
    Compensation related to certain stock options..................       (154,222)        477,014        867,630
    Impairment of oil and gas properties...........................      7,863,536       9,061,240      1,476,690
    (Increase) decrease in accounts receivable.....................        141,752        (626,873)      (440,506)
    (Increase) decrease in prepaid expenses........................         26,789          54,414        (79,309)
    Increase (decrease) in accounts payable........................         (5,460)       (107,291)       388,767
    Increase (decrease) in accrued liabilities.....................        (65,516)        240,963        253,415
                                                                     -------------  --------------  -------------
Net cash provided by operating activities..........................      2,483,511       1,429,565        615,285
                                                                     -------------  --------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to oil and gas properties..............................     (8,414,172)    (19,948,293)    (6,166,219)
  Sales of oil and gas properties..................................      2,568,585              --             --
  Purchases of technical and other equipment.......................       (128,710)     (1,168,154)      (456,264)
  Proceeds from securities held to maturity........................             --              --      1,595,167
  Other assets.....................................................         14,270         (70,166)         5,000
                                                                     -------------  --------------  -------------
Net cash used in investing activities..............................     (5,960,027)    (21,186,613)    (5,022,316)
                                                                     -------------  --------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on credit agreement...................................      2,000,000              --             --
  Payment on borrowings on credit agreement........................       (800,000)             --             --
  Common stock proceeds, net of issuance costs.....................      2,024,938       3,800,146     23,563,064
  Proceeds from exercise of stock options..........................        131,243           3,248            604
  Series C preferred stock proceeds, net of issuance costs.........             --              --        143,843
  Redemption of Series B preferred stock...........................             --              --     (6,687,100)
  Payment of Series C preferred stock dividends....................             --              --       (795,649)
                                                                     -------------  --------------  -------------
Net cash provided by financing activities..........................      3,356,181       3,803,394     16,224,762
                                                                     -------------  --------------  -------------
Net change in cash and cash equivalents............................       (120,335)    (15,953,654)    11,817,731
Cash and cash equivalents at beginning of year.....................      1,568,091      17,521,745      5,704,014
                                                                     -------------  --------------  -------------
Cash and equivalents at end of the year............................  $   1,447,756  $    1,568,091  $  17,521,745
                                                                     -------------  --------------  -------------
                                                                     -------------  --------------  -------------
SUPPLEMENTAL CASH FLOW INFORMATION NON-CASH TRANSACTIONS:
  Accretion on preferred stock.....................................             --              --         54,844
  Redemption premium on Series B preferred stock...................             --              --        365,810
  Issuance of common stock for reduction of accounts payable.......        300,000              --             --
  Transfer of property interest for reduction of accounts
    payable........................................................        655,407              --             --

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

    3DX Technologies Inc. ("3DX" or the "Company") began operations in January 1993 to offer 3-D seismic imaging and computer-aided exploration capabilities as a partner to experienced oil and gas operators. 3DX combines its 3-D imaging capabilities with the operator's local knowledge and infrastructure to evaluate and exploit drilling opportunities. 3DX primarily invests in prospects in the Gulf Coast region of the U.S., where 3-D seismic evaluation and interpretation is expected to reduce drilling risk. Working interests in major prospects have ranged from 5% to 40% in property investments to date. 3DX's interests in oil and gas ventures are proportionately consolidated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    OIL AND GAS PROPERTIES

    3DX accounts for its oil and gas properties using the full-cost method. All costs associated with the acquisition, exploration and development of oil and gas properties, including such costs as leasehold acquisition costs, geological and geophysical expenditure, dry hole costs and tangible and intangible development costs, are capitalized as incurred. Included in capitalized costs for 1998, 1997 and 1996 are $1,253,906, $1,962,691, and $1,146,722, respectively of payroll and related costs of exploration department personnel which are directly attributable to 3DX's current exploration and development activities. Other costs, such as office and facilities costs, technical equipment maintenance, depreciation and support, and communication costs are also capitalized to the extent they are attributed to 3DX's oil and gas property acquisition and exploration activities and would not otherwise be incurred if such activities were not being undertaken. The internal costs capitalized do not include any costs related to production, general corporate overhead, or similar activities.

    Dispositions of proved oil and gas properties are reported as adjustments to capitalized costs, with gains and losses not recognized unless such adjustments would significantly alter the relationship between capitalized costs and estimated proved oil and gas reserves. In 1998, 3DX sold its interests in certain properties for total cash proceeds of $2,568,585. In March 1999, 3DX sold its remaining interest in a property for proceeds of $450,000.

    The evaluated costs of oil and gas properties plus estimated future development and dismantlement costs are charged to operations as depletion, depreciation and amortization using the unit-of-production method based on the ratio of current production to estimated proved recoverable oil and gas reserves. 3DX excludes unevaluated property costs from the depletion, depreciation, and amortization calculations until proved reserves have been discovered or a determination of impairment has been made. Unevaluated properties are assessed for impairment on a property-by-property basis.

    Impairment of capitalized costs of oil and gas properties is determined for each cost center on a country-by-country basis. For each cost center, to the extent that capitalized costs of oil and gas properties, net of related accumulated depreciation, depletion and amortization and any related deferred income taxes, exceed the future net revenues of estimated proved oil and gas reserves, discounted at 10% and net of any income tax effects, plus the lower of cost or fair value of unevaluated properties, such excess costs are charged to operations as an impairment of oil and gas properties. Oil and gas impairment charges recorded during 1998 were $7,863,536. The impairments recorded were principally the result of increased additions to evaluated property costs and the decline in oil and gas prices being received by 3DX on December 31, 1998.

                             3DX TECHNOLOGIES INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Oil and gas impairment charges recorded during 1997 were $9,061,240, all of which were attributable to the fourth quarter ended December 31, 1997. This writedown results principally from the significant decline in oil and gas prices being received by 3DX on December 31, 1997 and a relatively large investment in three unsuccessful exploratory wells all of which were evaluated in the fourth quarter of 1997.

    Technical interpretation equipment and related software and other property and equipment, consisting of office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Depreciation of other property and equipment totaled $719,846, $728,005, and $459,189 for 1998, 1997 and 1996, respectively, and is included in general and administrative expenses.

    ACCOUNTING FOR INCOME TAXES

    3DX provides deferred income taxes at the balance sheet date for the estimated tax effects of differences in the tax basis of assets and liabilities and their financial statement carrying amounts.

    NATURAL GAS REVENUES

    Natural gas revenues are recorded using the sales method, whereby 3DX recognizes natural gas revenues based on the amount of gas sold to product purchasers on its behalf. 3DX has no material gas imbalances.

    RENTAL INCOME

    3DX has an informal income-sharing arrangement with a seismic processing company whereby 3DX receives a percentage of the seismic processing company's gross billings in exchange for office space and the use of technical equipment provided by 3DX. 3DX's share of billings under this arrangement amounted to $301,304, $264,651, and $229,556 in 1998, 1997 and 1996, respectively, and is reflected as a reduction of 3DX's general and administrative expenses.

    NET LOSS PER COMMON SHARE

    In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which establishes new computation, presentation, and disclosure requirements for earnings per share for public companies. The statement is effective for financial statements issued for periods ending after December 15, 1997. In connection with this new statement, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 98, which prescribes a new accounting treatment for the impact on earnings per share of "nominal issuances" of common stock and common stock options issued within one year prior to the filing of a registration statement for an initial public offering of common stock. Under the prior rules, common stock options having a nominal exercise price issued within one year of an initial public offering were required to be reflected retroactively in the computation of earnings per share for all periods even if the effect was antidilutive. Under SAB No. 98, these common stock options are only required to be

                             3DX TECHNOLOGIES INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) reflected in earnings per share if the effect is dilutive. 3DX has restated all prior periods to reflect this change in accounting principle. The effect of this change is presented in the following table:

                                                                                           YEARS ENDED DECEMBER 31,
                                                                                        -------------------------------
                                                                                          1998       1997       1996
                                                                                        ---------  ---------  ---------
Basic and diluted net loss per common share, as previously reported...................  $   (1.15) $   (1.53) $   (1.16)
Retroactive effect of change in accounting principle..................................         --         --      (0.05)
                                                                                        ---------  ---------  ---------
Basic and diluted net loss per common share...........................................  $   (1.15) $   (1.53) $   (1.21)
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

    The computation of basic and diluted net loss per common share was based entirely on the weighted average common shares outstanding. Stock options which are potentially dilutive were excluded from the net loss per common share calculation in each of the years presented as the effect would have been antidilutive. See Note 9 for the number of stock options outstanding.

    STATEMENTS OF CASH FLOWS

    For the purposes of the statements of cash flows, 3DX considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

    CONCENTRATION OF CREDIT RISK

    All of 3DX's receivables are due from oil and gas producing companies located in the United States. 3DX has not experienced any significant credit losses related to its receivables.

    MAJOR CUSTOMERS

    Operators for producing oil and gas wells in which 3DX holds working interests sold 3DX's share of gas production to four major customers during 1998 with one customer accounting for 31% of 3DX's 1998 oil and gas revenues and the remaining three customers each accounting for 13% to 15% of 1998 oil and gas revenue. Sales to one customer represented 63% and 58% of oil and gas revenues in 1997 and 1996, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are short-term in nature and approximate fair value.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Oil and gas reserve estimates, which are the basis for units-of-production depletion and impairment of oil and gas properties, are inherently imprecise and are expected to change as future information becomes available.

                             3DX TECHNOLOGIES INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PRIOR YEAR RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current presentation.

    ACCOUNTING PRONOUNCEMENTS

    SFAS No. 130, "Reporting Comprehensive Income", was issued in June 1997, with the adoption required for fiscal years beginning after December 31, 1997. SFAS No. 130 requires the presentation of an additional income measure (termed "comprehensive income"), which adjusts traditional net income for certain items that previously were only reflected as direct charges to equity. For the years ended December 31, 1998, 1997 and 1996 there is not a difference between "traditional" net income and comprehensive net income.

    SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", was issued in June 1997, establishing standards for public business enterprises to report information about operating segments and related information in interim and annual financial statements. 3DX has evaluated the applicability of SFAS No. 131 and has concluded that 3DX does not meet the criteria which require segment reporting as 3DX has only one operating segment.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement SFAS No. 133 as of the beginning of any fiscal quarter after issuance. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 and, at 3DX's election, before January 1, 1998. Based on 3DX's current operations, SFAS No. 133 will not impact 3DX's disclosure or reporting.

3. GOING CONCERN

    The accompanying financial statements have been prepared assuming that 3DX will continue as a going concern. 3DX expects that its projected net cash flows from currently producing properties will be sufficient to fund its projected minimum levels of general and administrative expenditures through December 31, 1999, including technical employee and related costs which are capitalized under full-cost accounting. However, these projects do not consider any cash expenditures which could be required by 3DX's planned capital and exploration program discussed below. Available cash could also be limited by declines in oil and gas prices and unanticipated declines in oil and gas production from existing properties. These matters could adversely affect 3DX's ability to pay its obligations as they become due.

    3DX has made and will be required to make oil and gas capital expenditures substantially in excess of its net cash flow from operations in order to complete the exploration and development of its

                             3DX TECHNOLOGIES INC.

3. GOING CONCERN (CONTINUED)
existing properties. 3DX will also need to acquire exploration prospects and find additional oil and gas reserves in order for its asset base not to be depleted by current oil and gas production. The level of capital spending in 1999 and thereafter will be highly dependent upon 3DX's ability to obtain additional capital.

    3DX will require additional sources of financing to fund drilling expenditures on properties currently owned by 3DX and to fund leasehold costs and geological and geophysical costs on its active exploration projects. 3DX's 1999 expenditure plans currently include up to eleven exploratory and development wells and various lease and seismic data acquisitions. 3DX generally has the right, but not the obligation, to participate for its percentage interest in drilling wells and can decline to participate if it does not have sufficient capital resources at the time such drilling operations are proposed. 3DX can also potentially transfer its right to participate in drilling wells in exchange for cash, a reversionary interest, or some combination thereof. To recover its investment in unevaluated properties, it is necessary for 3DX to either participate in drilling which finds commercial oil and gas production and produce such reserves or receive sufficient value through the sale or transfer of all or a portion of its interests.

    Management of 3DX continues to seek financing for its capital program from a variety of sources. 3DX is actively soliciting new common or preferred equity investors, which could lead to a sale of all or a substantial portion of 3DX's equity interests to a merger partner. 3DX could also seek additional debt financing, although it has no additional borrowings currently available under its credit agreement. 3DX also recently sold interests in oil and gas properties to help fund its capital program, and will consider additional property sales, although no such sales are imminent. No assurance can be given that 3DX will be able to obtain additional financing by these or other means on terms that would be acceptable to 3DX. 3DX's inability to obtain additional financing would have a material adverse effect on 3DX. Without raising additional capital, 3DX anticipates that it will be required to limit or defer its planned oil and gas exploration and development program, which could adversely affect the recoverability and ultimate value of 3DX's oil and gas properties. 3DX may also be required to pursue other financial alternatives, which could include a sale or merger of 3DX.

    Management intends to pursue exploration and development opportunities to the extent additional capital becomes available in the current oil and gas environment. However, the uncertainties about 3DX's future cash flows and the lack of firm commitments to attract additional capital at this time raise substantial doubt about the ability of 3DX to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should 3DX be unable to continue as a going concern.

4. LISTING ON NASDAQ

    In September 1998, 3DX received a letter from The Nasdaq Stock Market, Inc. notifying 3DX that it failed to maintain a closing bid price of greater than or equal to $1.00 and that 3DX's common stock failed to maintain a market value of public float greater than or equal to $5 million, as required by Nasdaq rules. 3DX met with officials from The Nasdaq Stock Market, Inc. on February 12, 1999, at which time 3DX presented several alternatives to regain compliance with the minimum bid price and market value of public float requirements. On March 22, 1999, The Nasdaq Stock Market Inc. responded to the meeting with the decision to transfer the listing of 3DX's securities to The Nasdaq

                             3DX TECHNOLOGIES INC.

4. LISTING ON NASDAQ (CONTINUED)
SmallCap Market, effective with the open of business on March 24, 1999, pursuant to the following exception. On or before April 5, 1999, 3DX must evidence a minimum closing bid price of $1.00 per share for a minimum of ten consecutive trading days. In order to fully comply with the terms of this exception, 3DX must be able to demonstrate compliance with all requirements for continued listing on The Nasdaq SmallCap Market. Accordingly, effective, March 24, 1999, the trading symbol of 3DX's securities was changed from TDXT to TDXTC. The "C" will be removed from the symbol when The Nasdaq Stock Market Inc. has confirmed compliance with the terms of the exception and all other criteria necessary for continued listing. In the event 3DX is unable to meet the terms of this exception, 3DX's securities will be delisted from The Nasdaq Stock Market. If delisted, trading of the common stock would be conducted in the over-the-counter market or in what are commonly referred to as the "pink sheets". As a result, a holder of the common stock could find it more difficult to dispose of or to obtain accurate quotations of the price of the common stock. Such delisting could have an adverse effect on the market price and overall marketability of the common stock.

    If the common stock is not listed on Nasdaq and has a market price of less than $5.00 per share, it may be classified as a "penny stock". SEC regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and to provide current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

    The foregoing required penny stock restrictions will not apply to the common stock if such securities are quoted on Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the common stock will qualify for exemption from these restrictions. In any event, even if shares of the common stock were exempt from such restrictions, they would remain subject to Section 15(b) (8) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which gives the SEC the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest. If the common stock were subject to the rules on penny stocks, the market liquidity for the common stock could be severely adversely affected.

                             3DX TECHNOLOGIES INC.

5. INCOME TAXES

    Significant components of 3DX's deferred tax liabilities and assets are as follows:

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1998           1997
                                                                                      -------------  -------------
Deferred tax liability:
  Exploration and development expenditures deducted for tax and capitalized for
    books...........................................................................  $  (2,016,743) $    (981,479)
  Other items, net..................................................................       (173,101)       (70,968)
                                                                                      -------------  -------------
    Total deferred tax liability....................................................     (2,189,844)    (1,052,447)

Deferred tax assets:
  Net operating loss carryforwards..................................................      3,979,073      3,803,419
  Other items, net..................................................................      2,330,587        836,151
                                                                                      -------------  -------------
    Total deferred tax assets.......................................................      6,309,660      4,639,570

  Less: Valuation allowance.........................................................     (4,119,816)    (3,587,123)
                                                                                      -------------  -------------
Net deferred tax assets.............................................................      2,189,844      1,052,447
                                                                                      -------------  -------------
Net deferred tax liability..........................................................  $          --  $          --
                                                                                      -------------  -------------
                                                                                      -------------  -------------

    3DX did not record any current or deferred income tax provision or benefit in any of the periods presented. 3DX's provision for income taxes differs from the amount computed by applying the statutory rate due principally to the valuation allowance recorded against its deferred tax asset account relating to net operating tax loss carryforwards. Management believes that such allowance is necessary until there is greater assurance that the net operating tax loss carryforwards can be utilized.

    3DX has recorded a valuation allowance against its deferred tax assets in each year to reflect the estimated portion for which realization is uncertain. As of December 31, 1998, 3DX had tax net operating loss carryforwards of approximately $11,703,000 which begin to expire in 2008. As a result of recent stock transactions, including the initial public offering, 3DX's utilization of its net operating losses is limited under Section 382 of the Internal Revenue Code.

6. CREDIT AGREEMENT

    On December 18, 1997, 3DX executed a credit agreement with a commercial bank which provides for advances under a borrowing base periodically determined by the Bank and set initially at $5 million. The credit agreement expires on December 31, 2000. During April 1998, the bank redetermined the borrowing base and established an availability of $2 million which was reduced to $1.2 million in November 1998. The credit agreement is secured by substantially all of 3DX's producing oil and gas properties. Advances carry an interest rate, at 3DX's option, of either the London Interbank Offered Rate ("LIBOR") plus 2% or the lender's base rate. The credit agreement contains restrictions on dividends and additional liens and indebtedness and requires the maintenance of a minimum current ratio and net worth, each as defined in the credit agreement. At December 31, 1998, the outstanding balance under this credit agreement was $1.2 million at a weighted average interest rate of-7.3 percent. There were no borrowings under the credit agreement during the year ended December 31, 1997. In March 1999, 3DX used the proceeds from a sale of an interest in oil and gas properties to pay down its outstanding balance to $750,000.

                             3DX TECHNOLOGIES INC.

7. MANDATORILY REDEEMABLE PREFERRED STOCK

    SERIES B

    In November 1993, 3DX issued 29,000 Series B equity units at $100 per unit, for total proceeds before offering costs of $2,900,000. In October 1994, 3DX issued 25,000 additional Series B equity units at $100 per unit, for total proceeds before offering costs of $2,500,000. Each equity unit consisted of one share of redeemable Series B preferred stock, par value $.01 per share ("Series N Preferred Stock"), at $94.1558 per share and 30.215 shares of common stock, par value $.01 per share, at $0.19 per share. The Series B Preferred Stock carried a redemption value of $100 per share. The difference between the sales price and the redemption value was subject to pro-rate accretion which was charged to retained earnings, such that the book value of each share of Series B Preferred Stock would equal $100 at the required mandatory redemption in two installments commencing in November 2002. The Series B Preferred Stock also carried a cumulative annual dividend, payable on December 31 of each year, of $12.50 per share if paid in cash or .13276 shares of Series B Preferred Stock if paid in stock. All dividends were paid in additional shares of Series B Preferred Stock. Series B equity units totaling $1,025,000, or 19% of the total proceeds of the offering, were sold to related parties, consisting of officers of 3DX, consultants and Landmark. Additionally, units totaling $3,032,000, or 56%, were sold to two investors and their affiliates, each of which required the right to designate one member of the Board of Directors of 3DX.

    In connection with the initial public offering which was completed on December 28, 1998 (see Note 8), all of the issued and outstanding shares of Series B Preferred Stock were redeemed. The unamortized redemption premium of $365,810 was charged to 3DX's accumulated deficit.

    SERIES C

    During the period from July 26, 1995 through September 25, 1995, 3DX sold a total of 2,662,241 shares of senior redeemable convertible Series C preferred stock, par value $.01 per share ("Series C Preferred Stock"), at $3.00 per share, for total proceeds before offering costs of $7,986,723. The Series C Preferred Stock carried a cumulative dividend at an annual rate of $.24 per share if paid in cash or .08 shares of Series C Preferred Stock if paid in stock, payable or accruing quarterly, commencing on December 31, 1995. Unpaid dividends earned interest at an annual interest rate of 8%. During the year ended December 31, 1996, 3DX paid accrued dividends on Series C Preferred Stock of $795,849. Shares totaling $925,515, or 12% of the total proceeds, were sold to related parties, including consultants to and officers of 3DX, as well as two directors and their affiliates. Additionally, one investor purchased shares totaling $3,999,999, or 50% of the offering, on the condition that it be given the right to designate one member of 3DX's Board of Directors.

    Each share of Series C Preferred Stock was convertible into one share of common stock. Subsequent to the reverse stock split in October 1996, each share was convertible into .517 shares of common stock. The Series C Preferred Stock could be automatically converted to common stock upon the occurrence of certain conversion events, including the successful completion of an initial public offering of 3DX's common stock if certain pricing and other criteria were met. The Series C preferred stock also contained a mandatory-redemption feature under which the stock could be redeemed, at the option of at least 67% of the holders, at the $3.00 per share liquidation value in two installments commencing in November 2002.

    In October 1995, the Board of Directors granted the holder of each share of Series C Preferred Stock a warrant to purchase additional shares equal to 10% of the shares owned by such holder, at an

                             3DX TECHNOLOGIES INC.

7. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED) exercise price of $3.00 per share. Such shares were exercisable at any time until the earlier of (a) five years from the date of issuance and (b) the effective date of an initial public offering of 3DX's securities. No value was assigned to these warrants as the computed value of the warrants using the Black-Scholes model was zero.

    In connection with the initial public offering which was completed on December 26, 1996, all of the issued and outstanding shares of Series C Preferred Stock, and all outstanding Series C Preferred Stock warrants were converted into common stock.

    STOCK SUBSCRIPTIONS RECEIVABLE

    Certain officers and directors of 3DX purchased Series B equity units and Series C Preferred Stock for promissory notes, which are reflected as an offset to equity in the accompanying financial statements. The promissory notes were full recourse and carried interest at a fixed rate of 6% per annum. The notes from 3DX's officers were collateralized by certain vested stock options the individuals held from their former employer. The principal and accrued interest on all notes for the purchase of equity securities of 3DX were paid off as of December 31, 1996.

    The following table summarizes the 1996 activity of Series B and Series C Preferred Stock:

                                                                          REDEEMABLE PREFERRED STOCK
                                                             ----------------------------------------------------
                                                                     SERIES B                   SERIES C
                                                             ------------------------  --------------------------
                                                              SHARES       AMOUNT        SHARES        AMOUNT
                                                             ---------  -------------  -----------  -------------
Balance at December 31, 1995...............................     66,871  $   6,277,826    2,662,241  $   7,903,833
Accretion to redemption value..............................         --         43,464           --         11,380
Redemption premium.........................................         --        365,810
Redemption of Series B preferred...........................    (66,871)    (6,687,100)          --             --

Exercise of outstanding warrants:
  For cash.................................................         --             --       32,029         96,087
  Under cashless tender....................................         --             --      110,653             --
Conversion to common stock.................................         --             --   (2,804,923)    (8,011,300)
                                                             ---------  -------------  -----------  -------------
Balance at December 31, 1996                                        --  $          --           --  $          --
                                                             ---------  -------------  -----------  -------------
                                                             ---------  -------------  -----------  -------------

8. STOCKHOLDERS' EQUITY

    In May 1995, the stockholders approved a 10-for-l stock split of 3DX's common stock. In October 1996, the stockholders approved a reverse stock split whereby holders of common stock received .517 shares of common stock for every share previously owned. All references in this report to number of common shares outstanding reflect stock splits retroactively to inception of 3DX.

    On December 26, 1996, 3DX completed an initial public offering for the sale of 2,400,000 shares of common stock at $11.00 per share, less offering costs. In January 1997, 3DX's underwriters exercised their 30-day over-allotment option to purchase 375,000 additional shares of common stock at the offering price of $11.00 per share, less underwriting discounts and commissions. Total proceeds to 3DX from the initial public offering, net of offering costs, were approximately $27.4 million.

                             3DX TECHNOLOGIES INC.

8. STOCKHOLDERS' EQUITY (CONTINUED)
    On June 10, 1998, 3DX entered into a common stock subscription agreement dated as of June 3, 1998, with certain purchasers that provides for, among other things, the purchase of an aggregate of 1,462,044 shares of 3DX's common stock at $1.50 per share. Net proceeds from the issuance of shares on June 10, 1998 amounted to $2.1 million. The agreement, which was approved by the stockholders of 3DX at a special meeting of stockholders held on August 7, 1998, also granted to the purchasers an option to purchase, subject to stockholder approval, up to an aggregate of 1,871,290 additional shares of common stock at a purchase price of $1.50 per share. On August 10, 1998, the option expired unexercised.

    The agreement also grants the purchasers the right (1) to receive additional shares of common stock in the event of certain dilutive issuances at less than $1.50 per share which may be made by 3DX (dilution shares) and (2) to receive additional shares in the event 3DX fails to meet certain timing requirements with respect to the filing and effectiveness of a resale registration statement (penalty shares). A potentially dilutive issuance under this agreement occurred in the last quarter of 1998 which could result in an additional 292,408 shares of 3DX's common stock being issued under the anti-dilution provisions of the agreement.

    Under the terms of the June 3, 1998 agreement, 3DX's stockholders approved a proposal for the adoption of a one-for-five reverse stock split with respect to all of the outstanding common stock of 3DX. Such reverse stock split will not be effective until it is implemented by the Board of Directors of 3DX.

    In August 1998, 3DX issued 240,000 shares of common stock to an operating partner in satisfaction of an account payable on 3DX's books to that operating partner.


    Included in accrued liabilities at December 31, 1998 is $137,880 due to a consultant to 3DX. Under the terms of the consulting agreement, this amount is to be paid in 3DX's common stock at the average closing price in effect when the services were performed. The amount of common shares to be issued to satisfy the liability at December 31, 1998 is 225,000 shares.


9. STOCK OPTIONS

    In June 1994, the Board of Directors approved the 1994 Stock Option Plan (the "Plan") for employees, officers, directors and certain consultants of 3DX. The ten-year options vest over four years for employees (25% at the end of each of the first two years and monthly over the last 24 months). For directors and consultants, the options vest 50% at the end of the first year and 25% at the end of the second and third years. Certain of these options are eligible for accelerated vesting upon a change of control of 3DX. 3DX has reserved a total of 1,700,783 shares of common stock for issuance under this

                             3DX TECHNOLOGIES INC.

9. STOCK OPTIONS (CONTINUED)
Plan, of which 764,421 shares were available for grant as of December 31, 1998. The following table summarizes option balances and activity for the Plan:

                                                                                   WEIGHTED
                                                                     NUMBER         AVERAGE
                                                                    OF SHARES   EXERCISE PRICE
                                                                   -----------  ---------------
Options outstanding, December 31, 1995...........................      686,943     $    0.34
Granted..........................................................      267,806          1.52
Exercised........................................................       (3,124)         0.19
Canceled.........................................................     (157,146)         0.57
                                                                   -----------         -----
Options outstanding, December 31, 1996...........................      794,479     $    0.70
Granted..........................................................      628,656         10.33
Exercised........................................................       (9,285)         0.35
Canceled.........................................................      (33,100)         5.03
                                                                   -----------         -----
Options outstanding, December 31, 1997...........................    1,380,750     $    4.98
Granted..........................................................    1,598,251          2.00
Exercised........................................................     (401,703)         0.33
Canceled.........................................................   (1,750,894)         4.97
                                                                   -----------         -----
Options outstanding, December 31, 1998...........................      826,404     $    1.27
                                                                   -----------         -----
                                                                   -----------         -----
Exercisable options--
  December 31, 1996..............................................      344,396     $    0.28
  December 31, 1997..............................................      554,183          0.56
  December 31, 1998..............................................      210,844          0.40

                                 WEIGHTED      WEIGHTED      OPTIONS     WEIGHTED
                    OPTIONS       AVERAGE       AVERAGE    EXERCISABLE    AVERAGE
    RANGE OF      OUTSTANDING    REMAINING     EXERCISE        AT        EXERCISE
EXERCISE PRICES   AT 12/31/98   LIFE (YRS)       PRICE      12/31/98       PRICE
----------------  -----------  -------------  -----------  -----------  -----------
 $0.19 to $0.58      234,163          6.12     $    0.36      210,844    $    0.40
     $1.62           592,241          9.30     $    1.63           --
                  -----------                              -----------
     Total           826,404          8.40     $    1.27      210,844    $    0.40

    In connection with stock options granted within one year of the initial public offering, 3DX recorded deferred compensation as paid-in capital with a corresponding offset to stockholders' equity. The amount of deferred compensation is based on the difference between the option exercise price and the $11.00 per share initial public offering common stock price for those options. Deferred compensation is being amortized as compensation expense over the option vesting period, and totaled $180,905, $477,014 and $867,630 during the years ended December 31, 1998, 1997 and 1996, respectively. During the third quarter of 1998, 3DX reversed approximately $376,000 of stock option expense previously recorded for employees who were terminated as of September 30, 1998 and whose stock options were canceled. Unamortized deferred compensation as of December 31, 1998 amounted to $136,304.

    In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation". SFAS No. 123 is a new standard of accounting for stock-based compensation and establishes a fair value method of accounting for awards granted after December 31, 1995 under stock compensation

                             3DX TECHNOLOGIES INC.

9. STOCK OPTIONS (CONTINUED)
plans. 3DX has elected to continue accounting for employee stock options under Accounting Principles Board Opinion No. 25 "Accounting For Stock Issued to Employees". Had 3DX elected to apply SFAS No. 123, the estimated effects on net income and earnings per share resulting from grants made after December 31, 1994 would have been as follows:

                                                      1998            1997           1996
                                                  -------------  --------------  -------------
Net loss attributable to common stock:
  As reported...................................  $  (9,588,542) $  (11,036,144) $  (3,676,411)
  Pro forma.....................................     (9,797,089)    (11,587,856)    (3,391,345)

Basic and diluted earnings per share:
  As reported...................................         $(1.15)         $(1.53)        $(1.21)
  Pro forma.....................................          (1.18)          (1.61)         (1.11)

Pro forma assumptions:
  Risk free interest rate:
    Maximum.....................................           5.63%           6.72%          6.68%
    Minimum.....................................           4.18%           5.91%          5.35%

  Expected option life:
    Maximum.....................................      4.5 years       4.5 years      4.5 years
    Minimum.....................................      3.7 years       3.7 years      3.7 years
Weighted average fair value of options granted
  during the year...............................          $1.51           $6.39          $8.95
                                                  -------------  --------------  -------------
Volatility factor...............................           1.02            .703             --
                                                  -------------  --------------  -------------

    Volatility was not considered in the calculation of option values prior to December 26, 1996, as 3DX's common stock was not publicly traded.

10. GENERAL AND ADMINISTRATIVE EXPENSES

    During the second quarter of 1998, 3DX experienced a downsizing of its work force. All severance pay, approximately $86,000, associated with this downsizing was recorded as of June 30, 1998. In addition, stock option expense was decreased by approximately $376,000 to reverse the amortization of deferred compensation previously recorded for these employees relating to stock options issued within one year of the initial public offering.

11. COMMITMENTS

    In March 1995, 3DX entered into a 5-year office lease agreement. Future minimum payments under this non-cancelable office lease are as follows at December 31, 1998:

1999..............................................................  $  94,633
2000..............................................................     15,772
                                                                    ---------
Total minimum lease payments......................................  $ 110,405
                                                                    ---------
                                                                    ---------

    Rental expense under this office lease amounted to $99,206, $94,633, and $94,633 during the years ended December 31, 1998, 1997 and 1996, respectively.

                             3DX TECHNOLOGIES INC.

                      SUPPLEMENTARY INFORMATION--UNAUDITED

    QUARTERLY FINANCIAL DATA (UNAUDITED)

    The table below sets forth selected unaudited quarterly financial information for 1998 and 1997:

                                                                              QUARTER ENDED:
                                                        ----------------------------------------------------------
                                                          MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
                                                        -------------  -------------  -------------  -------------
1998:
Revenues(a)...........................................  $     871,839  $   1,218,533  $   1,442,430  $   1,065,872
Net loss(b)...........................................     (1,536,761)    (4,854,001)    (2,495,375)      (702,405)
Net loss applicable to common stockholders............     (1,536,761)    (4,854,001)    (2,495,375)      (702,405)
Basic and diluted net loss per common share(c)........          (0.21)         (0.63)         (0.28)         (0.08)

1997:
Revenues(a)...........................................  $     839,273  $     890,846  $     840,705  $   1,059,777
Net loss(b)...........................................        (40,458)      (460,474)      (590,225)    (9,944,987)
Net loss applicable to common stockholders............        (40,458)      (460,474)      (590,225)    (9,944,987)
Basic and diluted net loss per common share(c)........          (0.01)         (0.06)         (0.08)         (1.38)

------------------------

(a) As discussed in Note 2, rental income has been reflected as a reduction of general and administrative expense in all periods presented.

(b) As discussed in Note 2, 3DX recorded a writedown of oil and gas properties totaling $7,863,536 in 1998, including $4,329,687 and $2,157,003 in the second and third quarters of 1998, respectively, and $9,061,240 in the fourth quarter of 1997.

(c) Net loss per common share are computed independently for each of the quarters presented and therefore may not sum to the totals for the year.

    CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    The aggregate amounts of capitalized costs relating to 3DX's oil and gas producing activities and the related accumulated depletion, depreciation, and amortization and impairment at December 31, 1998, 1997 and 1996 were as follows:

                                                                         1998            1997           1996
                                                                    --------------  --------------  -------------
Evaluated oil and gas properties..................................  $   32,664,307  $   22,521,673  $   7,164,397
Unevaluated oil and gas properties................................       4,450,731      10,098,698      4,403,165
                                                                    --------------  --------------  -------------
Total capitalized costs...........................................      37,115,038      32,620,371     11,567,562
  Less--accumulated depletion, depreciation and amortization and
    impairments...................................................     (26,882,267)    (15,473,403)    (3,775,858)
                                                                    --------------  --------------  -------------
                                                                    $   10,232,771  $   17,146,968  $   7,791,704
                                                                    --------------  --------------  -------------
                                                                    --------------  --------------  -------------

    The costs of unevaluated oil and gas properties consists of projects which at each date were undergoing exploration or development activities or were projects on which 3DX planned to commence such exploration activities in the future. 3DX will begin to amortize these costs when proved reserves are established or impairment is determined. 3DX believes that substantially all of the unevaluated properties at December 31, 1998 will be fully evaluated within the succeeding two-year period.

                             3DX TECHNOLOGIES INC.

    The following table represents an analysis of remaining unevaluated oil and gas property costs at December 31, 1998 according to the years in which they were incurred:

                                                               YEARS ENDED DECEMBER 31,
                                                        --------------------------------------
                                                            1998          1997         1996
                                                        ------------  ------------  ----------
Acquisition costs.....................................  $    573,841  $  1,250,392  $   14,161
Exploration costs.....................................     1,038,090       460,105     107,636
Capitalized Interest..................................        78,957            --          --
Capitalized Overhead..................................       837,278        90,271          --
                                                        ------------  ------------  ----------
  Total...............................................  $  2,528,166  $  1,800,768  $  121,797
                                                        ------------  ------------  ----------
                                                        ------------  ------------  ----------

    The following table sets forth the costs incurred in 3DX's oil and gas property acquisition, exploration and development activities for the years presented:

                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                        1998          1997           1996
                                                    ------------  -------------  ------------
Property acquisition costs--
  Proved..........................................  $     25,000  $      70,000  $         --
  Unproved........................................       633,112      4,794,238     1,171,217
Exploration costs.................................     5,137,353     15,654,152     6,269,266
Development costs.................................     1,923,195        534,419       103,210
                                                    ------------  -------------  ------------
                                                    $  7,718,660  $  21,052,809  $  7,543,693
                                                    ------------  -------------  ------------
                                                    ------------  -------------  ------------

    OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    RESERVES

    The process of estimating proved developed and proved undeveloped oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of available geologic, engineering and economic data for each reservoir. The data for a given reservoir may change over time as a result of, among other things, additional development activity, production history and viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates may occur in the future. Although every reasonable effort is made to ensure that reserve estimates are based on the most accurate and complete information possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

    The following information regarding estimates of 3DX's proved oil and gas reserves, all located in the United States, is based on reports prepared on behalf of 3DX by 3DX's independent petroleum engineers. The following tables sets forth the changes in 3DX's total proved reserves for the years

                             3DX TECHNOLOGIES INC.

ended December 31, 1998, 1997 and 1996. All of the reserve quantities reflected in the table below are proved developed reserves.

                                                                                  YEARS ENDED DECEMBER 31,
                                                                            ------------------------------------
                                                                               1998         1997         1996
                                                                            -----------  -----------  ----------
                                                                                         OIL (BBLS)
                                                                            ------------------------------------
Proved reserves at the beginning of the year..............................       88,751       32,428      41,193
Extensions, discoveries, and other additions..............................       36,887       43,497       9,797
Revisions of previous estimates...........................................      (16,530)       5,489     (10,079)
Purchases of reserves in place............................................           --       21,405          --
Sales of reserves in place................................................       (9,492)          --          --
Production................................................................      (37,802)     (14,068)     (8,483)
                                                                            -----------  -----------  ----------
Proved reserves at the end of the year....................................       61,814       88,751      32,428
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------


                                                                                         GAS (MCF)
                                                                            ------------------------------------
Proved reserves at the beginning of the year..............................    3,932,109    2,463,736     442,795
Extensions, discoveries, and other additions..............................    2,238,515    2,546,337   2,284,482
Revisions of previous estimates...........................................      463,552       53,855       7,661
Purchases of reserves in place............................................           --           --          --
Sales of reserves in place................................................     (870,789)          --          --
Production................................................................   (1,877,938)  (1,131,819)   (271,202)
                                                                            -----------  -----------  ----------
Proved reserves at the end of the year....................................    3,885,449    3,932,109   2,463,736
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------

------------------------

(1) In 1998, "revisions of previous estimates" for oil was a decrease primarily because a decline in oil prices caused some of 3DX's minor oil properties to become uneconomic and thus be removed from 3DX's proved reserves.

    STANDARD MEASURES OF DISCOUNTED FUTURE NET CASH FLOWS

    3DX's standardized measure of discounted future net cash flows, and changes therein, related to proved oil and gas reserves are as follows (in thousands):

                                                                                             DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1998       1997       1996
                                                                                    ---------  ---------  ---------
Future cash inflow................................................................  $   9,000  $  10,427  $   9,354
Future production, development and abandonment costs..............................     (1,781)    (2,195)    (1,430)
                                                                                    ---------  ---------  ---------
Future cash flows before income taxes.............................................      7,219      8,232      7,924
Future income taxes...............................................................         --         --         --
                                                                                    ---------  ---------  ---------
Future net cash flows.............................................................      7,219      8,232      7,924
10% Discount factor...............................................................     (1,437)    (1,184)    (1,301)
                                                                                    ---------  ---------  ---------
Standardized measure of discounted future net cash flow...........................  $   5,782  $   7,048  $   6,623
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

                             3DX TECHNOLOGIES INC.

    Changes in standardized measure of discounted future net cash flows:

Sales of oil, gas and natural gas liquids, net of production
  costs...........................................................  $  (3,813) $  (2,609) $    (744)
Extensions, discoveries and other additions.......................      3,113      4,737      6,594
Revisions of previous quantity estimates..........................        621        124       (200)
Net changes in prices and production costs........................       (469)    (2,468)       173
Accretion of discount.............................................        705        662         77
Changes in future development costs...............................        (24)        60        (82)
Purchases of reserves in place....................................         --        109         --
Sales of reserves in place........................................     (1,499)        --         --
Changes in production rates (timing) and other....................        100       (190)        34
                                                                    ---------  ---------  ---------
Net change........................................................  $  (1,266) $     425  $   5,852
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

    Estimated future cash inflows are computed by applying year-end prices of oil and gas to year-end quantities of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates to estimated future pretax net cash flows related to proved oil and gas reserves, less the tax basis (including net operating loss carryforwards projected to be usable) of the properties involved.

    These estimates were determined in accordance with SFAS No. 69 "Disclosures About Oil and Gas Producing Activities." Because of unpredictable variances in expenses and capital forecasts, crude oil and gas prices and oil and gas reserve volume estimates, as well as the statutory pricing and discounting assumptions used in these cash flow estimates, management believes the usefulness of this data is limited. These estimates of future net cash flows do not necessarily represent management's assessment of estimated fair market value, future profitability or future cash flow to 3DX. Management's investment and operating decisions are based upon reserve estimates that include proved as well as probable reserves and upon different price and cost assumptions from those used herein.

    The future cash flows presented in the "Standardized Measures of Discounted Future Net Cash Flows" are based on year-end oil and gas prices for oil and gas reserves which as of December 31, 1998 were approximately $9.65 per barrel of oil and approximately $2.16 per Mcf of gas. The Company does not have oil and gas reserves which are committed under long-term oil and gas sales or hedging contracts.


    The standardized measure table as of December 31, 1998 reflects zero future income taxes because the existing tax basis in evaluated properties (which approximates $10.7 million) as of that date offsets the entire $7.2 million estimate of undiscounted future net cash inflows before income taxes. As of December 31, 1998, 3DX also had tax net operating loss carryforwards (which represent additional tax deductions against future cash flows) of approximately $11.7 million. Accordingly, in total there were more than enough tax basis and tax loss carryforwards to offset any potential future income taxes in the standardized measure calculation.

                             3DX TECHNOLOGIES INC.

                                 BALANCE SHEET

                                     ASSETS


                                                                                                     DECEMBER 31,
                                                                                                         1998
                                                                                       JUNE 30,     --------------
                                                                                         1999
                                                                                    --------------
                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents.......................................................  $      734,517  $    1,447,756
  Accounts receivable.............................................................       1,028,008       1,039,331
  Prepaid expenses................................................................          67,218          83,892
                                                                                    --------------  --------------
      Total current assets........................................................       1,829,743       2,570,979
                                                                                    --------------  --------------
Property and equipment:
  Oil and gas properties, full-cost method:
    Evaluated.....................................................................      32,955,831      32,664,307
    Unevaluated...................................................................       4,399,995       4,450,731
  Technical interpretation equipment..............................................       2,734,150       2,734,149
  Other property and equipment....................................................         273,780         273,780
                                                                                    --------------  --------------
                                                                                        40,363,756      40,122,967
  Less accumulated depletion, depreciation and amortization.......................     (32,795,947)    (29,256,556)
                                                                                    --------------  --------------
                                                                                         7,567,809      10,866,411
Other assets......................................................................          63,771          63,771
                                                                                    --------------  --------------
                                                                                    $    9,461,323  $   13,501,161
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................................................  $      867,483  $    1,301,828
  Accrued liabilities.............................................................         541,780         468,028
                                                                                    --------------  --------------
      Total current liabilities...................................................       1,409,263       1,769,856
Borrowings on credit agreement....................................................         750,000       1,200,000
                                                                                    --------------  --------------
      Total liabilities...........................................................       2,159,263       2,969,856
Stockholders' equity:
  Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued......              --              --
  Common stock, $.01 par value, 20,000,000 shares authorized, 9,691,761 and
    9,379,209 shares issued and outstanding at June 30, 1999 and December 31,
    1998, respectively............................................................          96,918          93,792
  Paid-in capital.................................................................      39,990,713      39,989,951
  Deferred compensation...........................................................         (85,325)       (136,304)
  Accumulated deficit.............................................................     (32,700,246)    (29,416,134)
                                                                                    --------------  --------------
      Total stockholders' equity..................................................       7,302,060      10,531,305
                                                                                    --------------  --------------
                                                                                    $    9,461,323  $   13,501,161
                                                                                    --------------  --------------
                                                                                    --------------  --------------


   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENT OF OPERATIONS

                                  (Unaudited)


                                                                                           THREE MONTHS ENDED
                                                                                                JUNE 30,
                                                                                      ----------------------------
                                                                                          1999           1998
                                                                                      -------------  -------------
Revenues:
  Oil and gas.......................................................................  $     426,822  $   1,211,038
  Interest and other................................................................          5,496          7,495
                                                                                      -------------  -------------
    Total revenues..................................................................        432,318      1,218,533
                                                                                      -------------  -------------
Costs and expenses:
  Lease operating...................................................................         43,098         76,772
  Production taxes..................................................................         28,447         86,500
  Impairment of oil and gas properties..............................................      1,288,136      4,329,687
  Depletion, depreciation, and amortization of oil and gas properties...............        400,948      1,085,014
  Interest expense..................................................................           (924)         6,199
  General and administrative........................................................        471,739        488,362
                                                                                      -------------  -------------
    Total costs and expenses........................................................      2,231,444      6,072,534
                                                                                      -------------  -------------
Net loss applicable to common stockholders..........................................  $  (1,799,126) $  (4,854,001)
                                                                                      -------------  -------------
                                                                                      -------------  -------------
  Basic and diluted net loss per common share.......................................  $       (0.19) $       (0.63)
                                                                                      -------------  -------------
                                                                                      -------------  -------------
  Weighted average number of common shares outstanding..............................      9,594,950      7,704,795
                                                                                      -------------  -------------
                                                                                      -------------  -------------



   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.


                            STATEMENT OF OPERATIONS



                                  (Unaudited)



                                                                                            SIX MONTHS ENDED
                                                                                                JUNE 30,
                                                                                      ----------------------------
                                                                                          1999           1998
                                                                                      -------------  -------------
Revenues:
  Oil and gas.......................................................................  $     981,765  $   2,072,415
  Interest and other................................................................         18,120         17,957
                                                                                      -------------  -------------
    Total revenues..................................................................        999,885      2,090,372
                                                                                      -------------  -------------
Costs and expenses:
  Lease operating...................................................................         87,977        183,621
  Production taxes..................................................................         68,898        151,175
  Impairment of oil and gas properties..............................................      2,278,945      5,208,033
  Depletion, depreciation, and amortization of oil and gas properties...............        993,719      1,744,503
  Interest expense..................................................................             --         14,357
  General and administrative........................................................        854,458      1,179,437
                                                                                      -------------  -------------
    Total costs and expenses........................................................      4,283,997      8,481,126
                                                                                      -------------  -------------
Net loss applicable to common stockholders..........................................  $  (3,284,112) $  (6,390,754)
                                                                                      -------------  -------------
                                                                                      -------------  -------------
  Basic and diluted net loss per common share.......................................  $       (0.35) $       (0.85)
                                                                                      -------------  -------------
                                                                                      -------------  -------------
  Weighted average number of common shares outstanding..............................      9,488,232      7,489,646
                                                                                      -------------  -------------
                                                                                      -------------  -------------


   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


             (Unaudited from January 1, 1999 through June 30, 1999)



                                           COMMON STOCK
                                       ---------------------     PAID-IN       DEFERRED      ACCUMULATED
                                         SHARES     AMOUNT       CAPITAL     COMPENSATION      DEFICIT          TOTAL
                                       ----------  ---------  -------------  -------------  --------------  -------------
Balance at December 31, 1997.........   7,225,462  $  72,255  $  38,085,357   $  (512,132)  $  (19,827,592) $  17,817,888
Shares issued for exercise of stock
  options............................     401,703      4,017        127,226            --               --        131,243
Deferred compensation related to
  restricted stock award.............      50,000        500         97,938       (98,438)              --             --
Compensation expense related to
  restricted stock award.............          --         --             --        41,016               --         41,016
Compensation expense related to
  certain stock options..............          --         --             --       180,905               --        180,905
Reversal of compensation expense for
  former employees related to certain
  stock options......................          --         --       (628,488)      252,345               --       (376,143)
Shares issued (net of offering
  costs).............................   1,702,044     17,020      2,307,918            --                       2,324,938
Net Loss.............................          --         --             --            --       (9,588,542)    (9,588,542)
Balance at December 31, 1998.........   9,379,209     93,792     39,989,951      (136,304)     (29,416,134)    10,531,305
Shares issued for exercise of stock
  options............................      20,144        202          3,686            --               --          3,888
Dilution shares issued...............     292,408      2,924         (2,924)           --               --             --
Compensation expense related to
  restricted stock award.............          --         --             --        24,609               --         24,609
Compensation expense related to
  certain stock options..............          --         --             --        26,370               --         26,370
Net Loss.............................          --         --             --            --       (3,284,112)    (3,284,112)
                                       ----------  ---------  -------------  -------------  --------------  -------------
Balance at June 30, 1999.............   9,691,761  $  96,918  $  39,990,713   $   (85,325)  $  (32,700,246) $   7,302,060
                                       ----------  ---------  -------------  -------------  --------------  -------------
                                       ----------  ---------  -------------  -------------  --------------  -------------


   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENT OF CASH FLOWS

                                  (Unaudited)


                                                                                            SIX MONTHS ENDED
                                                                                                JUNE 30,
                                                                                      ----------------------------
                                                                                          1999           1998
                                                                                      -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..........................................................................  $  (3,284,112) $  (6,390,754)
  Adjustments to reconcile net loss to net cash provided by operating activities:
      Depletion, depreciation and amortization......................................      1,260,446      2,134,534
      Impairment of oil and gas properties..........................................      2,278,945      5,208,033
      Compensation expense related to certain stock options and restricted stock....         50.979       (243,831)
      (Increase) decrease in accounts receivable....................................         11,323        244,759
      (Increase) decrease in prepaid expenses.......................................         16,674         20,807
      Increase (decrease) in accounts payable.......................................        (86,689)       118,388
      Increase (decrease) in accrued liabilities....................................         73,752         31,010
                                                                                      -------------  -------------
  Net cash provided by operating activities.........................................        321,318      1,122,946
                                                                                      -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to oil and gas properties...............................................     (1,356,497)    (5,204,630)
  Sales of oil and gas properties...................................................        768,052             --
  Purchases of technical and other equipment........................................             --       (131,919)
  Other assets......................................................................             --          9,496
                                                                                      -------------  -------------
  Net cash used in investing activities.............................................       (588,445)    (5,327,053)
                                                                                      -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment on borrowings on credit agreement.........................................       (450,000)            --
  Borrowings on credit agreement....................................................             --      2,000,000
  Common stock proceeds, net of issuance costs......................................             --         12,571
  Proceeds from exercise of stock options...........................................          3,888         85,123
                                                                                      -------------  -------------
  Net cash provided by (used in) financing activities...............................       (446,112)     4,200,671
                                                                                      -------------  -------------
Net change in cash and cash equivalents.............................................       (713,329)        (3,436)
Cash and cash equivalents at beginning of the period................................      1,447,756      1,568,091
                                                                                      -------------  -------------
Cash and cash equivalents at end of the period......................................  $     734,517  $   1,564,655
                                                                                      -------------  -------------
                                                                                      -------------  -------------


   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (Unaudited)

1. BASIS OF PRESENTATION


    The interim financial statements included herein have been prepared by 3DX Technologies Inc. in accordance with generally accepted accounting principles, and are unaudited. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position of 3DX at June 30, 1999 and the results of operations for the interim periods presented. All such adjustments made are of a normal and recurring nature. Results of operations for this period are not necessarily indicative of results to be expected for the year ending December 31, 1999. Reference is made to 3DX's December 31, 1998 audited financial statements, including the notes thereto. Certain reclassifications have been made to amounts reported in previous periods to conform to the current presentation.


OIL AND GAS PROPERTIES


    Under the rules of the full-cost accounting method as prescribed by the Securities and Exchange Commission, 3DX is required to compare the net costs of its evaluated properties to the net present value of its proved reserves, using the prices and costs in effect at the end of each quarterly period unless 3DX believes that post period prices are more representative of what might be received in future periods. If such evaluated costs, net of accumulated depreciation, depletion and amortization, exceed the present value of proved reserves, an impairment charge is required to writedown those excess costs. During the second quarter of 1999, 3DX recognized oil and gas impairments of $1,288,136, using period end prices. During the first quarter of 1999, 3DX recognized oil and gas impairments of $990,809 using post period pricing increases. Using March 31, 1999 prices, 3DX would have recognized an oil and gas impairment of $1,860,429. For the first six months of 1998 an oil and gas impairment of $5,208,033 was recorded, of which $4,329,687 was recorded during the second quarter of that year. The writedown for the 1999 period was principally a result of mechanical difficulties in the wellbores of certain wells in the Ramrod project in Matagorda county, Texas and the Four Isle Dome project in Terrebonne Parish, Louisiana.


ACCOUNTING PRONOUNCEMENTS


    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Based on 3DX's current operations, SFAS No. 133 will not impact 3DX's disclosure or reporting.


2. GOING CONCERN


    The accompanying financial statements have been prepared assuming that 3DX will continue as a going concern. 3DX expects that its projected net cash flows from currently producing properties will be sufficient to fund its projected minimum levels of general and administrative expenditures through

                             3DX TECHNOLOGIES INC.

                                  (Unaudited)

2. GOING CONCERN (CONTINUED)

December 31, 1999, including technical employee and related costs which are capitalized under full-cost accounting. However, these projections do not consider any cash expenditures which could be required by 3DX's planned capital and exploration program discussed below. Available cash could also be limited by declines in oil and gas prices and unanticipated declines in oil and gas production from existing properties. These matters could adversely affect 3DX's ability to pay its obligations as they become due.


    3DX has made and will be required to make oil and gas capital expenditures substantially in excess of its net cash flow from operations in order to complete the exploration and development of its existing properties. 3DX will also need to acquire exploration prospects and find additional oil and gas reserves in order for its asset base not to be depleted by current oil and gas production. The level of capital spending in 1999 and thereafter will be highly dependent upon 3DX's ability to obtain additional capital.


    3DX will require additional sources of financing to fund drilling expenditures on properties currently owned by 3DX and to fund leasehold costs and geological and geophysical costs on its active exploration projects. 3DX's 1999 expenditure plans currently include up to twelve exploratory and development wells and various lease and seismic data acquisitions. 3DX generally has the right, but not the obligation, to participate for its percentage interest in drilling wells and can decline to participate if it does not have sufficient capital resources at the time such drilling operations are proposed. 3DX can also potentially transfer its right to participate in drilling wells in exchange for cash, a reversionary interest, or some combination thereof. To recover its investment in unevaluated properties, it is necessary for 3DX to either participate in drilling which finds commercial oil and gas production and produce such reserves or receive sufficient value through the sale or transfer of all or a portion of its interests.



    Management of 3DX will continue to seek financing for its capital program from a variety of sources. 3DX's inability to obtain additional financing would have a material adverse effect on 3DX. Without raising additional capital, 3DX anticipates that it will be required to limit or defer its planned oil and gas exploration and development program, which could adversely affect the recoverability and ultimate value of 3DX's oil and gas properties.



    Management intends to pursue exploration and development opportunities to the extent additional capital becomes available in the current oil and gas environment. However, the uncertainties about 3DX's future cash flows and the lack of firm commitments to attract additional capital at this time continue to raise substantial doubt about the ability of 3DX to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should 3DX be unable to continue as a going concern.



    3DX has recently entered into a Plan and Agreement of Merger with Esenjay Exploration, Inc. which provides for the merger of 3DX into Esenjay. See Note 5 of Notes to Financial Statements.


3. CREDIT AGREEMENT


    On December 18, 1997, 3DX executed a credit agreement with a commercial bank which provides for advances under a borrowing base periodically determined by the Bank and set initially at $5 million.

                             3DX TECHNOLOGIES INC.

                                  (Unaudited)

3. CREDIT AGREEMENT (CONTINUED)

The credit agreement expires on December 31, 2000. During April 1998, the bank redetermined the borrowing base and established an availability of $2 million which was reduced to $1.2 million in November 1998 and to $750,000 in March 1999. The credit agreement is secured by substantially all of 3DX's producing oil and gas properties. Advances carry an interest rate, at 3DX's option, of either the London Interbank Offered Rate ("LIBOR") plus 2% or the lender's base rate. The credit agreement contains restrictions on dividends and additional liens and indebtedness and requires the maintenance of a minimum current ratio and net worth, each as defined in the credit agreement. At June 30, 1999, the outstanding balance under this credit agreement was $750,000 at an interest rate of 7.09 percent. There were no additional borrowings under the credit agreement during the first six months of 1999.


4. LISTING ON NASDAQ


    In September 1998, 3DX received a letter from The Nasdaq Stock Market, Inc. notifying 3DX that it failed to maintain a closing bid price of greater than or equal to $1.00 and that 3DX's common stock failed to maintain a market value of public float greater than or equal to $5 million, as required by Nasdaq rules. 3DX met with officials from The Nasdaq Stock Market, Inc. on February 12, 1999, at which time 3DX presented several alternatives to regain compliance with the minimum bid price and market value of public float requirements. On March 22, 1999, The Nasdaq Stock Market Inc. responded to the meeting with the decision to transfer the listing of 3DX's securities to The Nasdaq SmallCap Market, effective with the open of business on March 24, 1999, pursuant to the following exception. On or before April 5, 1999, 3DX must evidence a minimum closing bid price of $1.00 per share for a minimum of ten consecutive trading days. In order to fully comply with the terms of this exception, 3DX was obligated to comply with all requirements for continued listing on SmallCap. Accordingly, effective, March 24, 1999, the trading symbol of 3DX's securities was changed from TDXT to TDXTC. As 3DX was unable to comply with the requirement, at the close of business on April 7, 1999 3DX's securities were removed from conditional listing on SmallCap. Trading of the common stock is conducted in the over-the-counter market. As a result, a holder of the common stock may find it more difficult to dispose of or to obtain accurate price quotations about the common stock.



    When common stock is not listed on Nasdaq and has a market price of less than $5.00 per share, it may be classified as a "penny stock". SEC regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and to provide current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.



    The shares are subject to Section 15(b)(6) of the Securities Exchange Act of 1934, as amended, which gives the SEC the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest. Because the common stock is subject to the rules on penny stocks, the market liquidity for the common stock could be severely adversely affected.

                             3DX TECHNOLOGIES INC.

                                  (Unaudited)

5. PROPOSED MERGER


    On May 11, 1999, 3DX entered into a Plan and Agreement of Merger with Esenjay Exploration, Inc., an oil and gas exploration company listed on the Nasdaq SmallCap Market. The terms of the merger provide for the issuance of, at the 3DX shareholder's option, either one share of Esenjay common stock for each
3.25 shares of 3DX common stock or one share of a new Esenjay convertible preferred stock for each 2.75 shares of 3DX common stock. The preferred stock is redeemable during the first year at $1.925 per share and automatically converts into one share of Esenjay common if not redeemed during the first year and the average closing price of Esenjay common stock during the twelfth month is greater than $1.875. If the average is less than $1.875 the preferred may be "put" to Esenjay for, at Esenjay's option, either $1.65 per share or the number of common shares determined by dividing 1.875 by the average closing price during the twelfth month not to exceed 3.75 shares.



    The Plan and Agreement of Merger has been approved by the board of directors of both companies and is subject to the consent of a majority of the shareholders of both companies and satisfaction of certain other conditions set forth in the Plan and Agreement of Merger. Voting agreements have been entered into by Esenjay shareholders accounting for about 60.4% of the total outstanding shares of Esenjay and by 3DX shareholders accounting for about 22.5% of 3DX outstanding shares. If the merger is approved, 3DX will cease to exist as a separate company and will be merged into Esenjay.



6. STOCK ISSUED



    On June 10, 1998 3DX entered into a common stock subscription agreement dated as of June 3, 1998 with certain purchasers that provided for, among other things, the purchase of an aggregate of 1,462,044 shares of 3DX's common stock at $1.50 per share. The agreement also granted the purchasers the right to receive certain additional shares of common stock in the event of certain dilutive issuances at less than $1.50 per share which may be made by 3DX. Under to this agreement, 286,408 dilution shares were issued on April 29, 1999 and 6,000 dilution shares were issued on June 23, 1999.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21. EXHIBITS

    The following is a list of all of the exhibits filed as part of this Registration Statement:


  EXHIBIT
    NO.                                                      DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------------
        2(a)  Acquisition Agreement and Plan of Exchange dated as of January 19, 1998, by and among Frontier Natural
              Gas Corporation, Esenjay Petroleum Corporation, and Aspect Resources LLC as incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 dated April 6,
              1998, wherein the same appears as Exhibit 2.

        2(b)  First Amendment to Acquisition Agreement and Plan of Exchange dated as of April 20, 1998, by and among
              Frontier Natural Gas Corporation, Esenjay Petroleum Corporation, and Aspect Resources LLC as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(x).

        2(c)  Second Amendment to Acquisition Agreement and Plan of Exchange dated as of May 13, 1998, by and among
              Frontier Natural Gas Corporation, Esenjay Petroleum Corporation, and Aspect Resources LLC as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(y).

        2(d)  Plan and Agreement of Merger dated as of May 14, 1998, by and between Esenjay Exploration, Inc., a
              Delaware corporation, and Frontier Natural Gas Corporation as incorporated by reference to the Company's
              Proxy Statement filed with the Securities and Exchange Commission on April 24, 1998, wherein the same appeared as Appendix F.

        2(e)  Plan and Agreement of Merger, dated May 11, 1999 between Esenjay Exploration, Inc. and 3DX Technologies
              Inc., attached hereto as Exhibit A.

        3(a)  Certificate of Incorporation of the Company is incorporated by reference to the Company's Registration
              Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 3(a).

        3(b)  By-Laws of the Company as incorporated by reference to the Company's Registration Statement number
              333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 3(c).

        4(a)  See Articles V, VI and X of the Company's Certificate of Incorporation and Articles I, II, V and VI of
              the Company's By-Laws as provided as Exhibits 3(a) and 3(b) above.

        4(b)  Certificate of Designation for Esenjay Series A Convertible Preferred Stock, attached hereto as Exhibit
              B.

        5     Opinion of Porter & Hedges, L.L.P., with respect to the legality of the securities filed herewith.

       *8(a)  Tax opinion of Porter & Hedges, L.L.P.

       10(a)  Contract Settlement Agreement between Frontier Natural Gas Corporation and David W. Berry dated effective
              January 1, 1998, as incorporated by reference to the Company's Annual Report on Form 10-KSB for the
              fiscal year ended December 31, 1997 dated April 6, 1998, wherein the same appears as Exhibit 10(b).

       10(b)  Contract Settlement Agreement between Frontier Natural Gas Corporation and David B. Christofferson dated effective January 1, 1998, as incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 dated April 6, 1998, wherein the same appears as Exhibit 10(d).

  EXHIBIT
    NO.                                                      DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------------
       10(c)  $20,000,000 Amended and Restated Credit Agreement dated as of October 13, 1998, between Esenjay
              Exploration, Inc. as the borrower and Bank of America NT&SA as the lender, as incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 dated April 14,
              1999, wherein the same appears as Exhibit 10(c).

       10(d)  Credit Agreement by and between Esenjay Exploration, Inc. and Duke Energy Financial Services, Inc. dated as of January 28, 1999, as currently in effect, as incorporated by reference to the Company's Annual
              Report on Form 10-KSB for the fiscal year ended December 31, 1998 dated April 14, 1999, wherein the same appears as Exhibit 10(d).

       10(e)  Loan Agreement by and between Frontier Natural Gas Corporation and 420 Energy Investments, Inc. dated
              March 1, 1996, as currently in effect as incorporated by reference to the Company's Annual Report on Form
              10-KSB for the fiscal year ended December 31, 1995 dated March 29, 1996, wherein the same appears as
              Exhibit 10(r).

       10(f)  Employee Option Plan-1997 as currently in effect as incorporated by reference to the Company's Annual
              Report on Form 10-KSB for the fiscal year ended December 31, 1997 dated April 6, 1998, wherein the same appears as Exhibit 10(o).

       10(g)  Warrant Agreement between Frontier Natural Gas Corporation and Gaines, Berland Energy Fund, L.P. dated
              January 14, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(q).

       10(h)  Warrant Agreement between Frontier Natural Gas Corporation and Esenjay Petroleum Corporation dated
              January 14, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(r).

       10(i)  Warrant Agreement between Frontier Natural Gas Corporation and Aspect Resources LLC dated January 14,
              1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21,
              1998 wherein the same appeared as Exhibit 10(s).

       10(j)  Warrant Agreement between Frontier Natural Gas Corporation and Gaines, Berland Energy Fund, L.P. dated
              January 23, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(t).

       10(k)  Warrant Agreement between Frontier Natural Gas Corporation and Esenjay Petroleum Corporation dated
              January 23, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(u).

       10(l)  Warrant Agreement between Frontier Natural Gas Corporation and Aspect Resources LLC dated January 23,
              1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21,
              1998 wherein the same appeared as Exhibit 10(v).

       13     Annual Report on Form 10-KSB/A dated April 30, 1999 for the Fiscal Year ending December 31, 1998.

       21     Subsidiaries of the Registrant as included by reference to Exhibit 21 of Esenjay's Annual Report on Form
              10-KSB/A for fiscal year ended December 31, 1998, dated April 30, 1999.

      *23(a)  Consent of Arthur Andersen LLP.

       23(b)  Consent of Ryder Scott Company Petroleum Engineers.

      *23(c)  Consent of Deloitte & Touche LLP.

  EXHIBIT
    NO.                                                      DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------------
       23(d)  Consent of Porter & Hedges, L.L.P. (included in Exhibit 5 Opinion).

       23(e)  Consent of C. Eugene Ennis presuant to Rule 438.

       23(f)  Consent of Netherland Sewell & Associates Inc.

       24(a)  Power of Attorney (included on signature page).


------------------------

*   Filed herewith

ITEM 22. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and 3DX being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corpus Christi, State of Texas on August 18, 1999.


                                ESENJAY EXPLORATION, INC.

                                By:
                                     -----------------------------------------
                                                 Michael E. Johnson
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                      DIRECTOR


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 18th day of August, 1999.


          SIGNATURE                       TITLE
------------------------------  --------------------------

              *
------------------------------  Chairman of the Board
        David W. Berry

------------------------------  Vice Chairman of the Board
       Alex M. Cranberg

              *
------------------------------  President, Chief Executive
      Michael E. Johnson          Officer, and Director

              *
------------------------------  Director
       Charles J. Smith

              *
------------------------------  Director
       Alex B. Campbell

------------------------------  Director
       William D. Dodge

------------------------------  Director
       Jack P. Randall

          SIGNATURE                       TITLE
------------------------------  --------------------------

              *
------------------------------  Director
       Hobart A. Smith

                                Senior Vice President,
              *                   Secretary, General
------------------------------    Counsel and Principal
   David B. Christofferson        Financial Officer

              *                 Vice President, Treasurer,
------------------------------    and Principal Accounting
      Howard E. Williams          Officer


By:   -------------------------
      David B. Christofferson,
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                                                      DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------------
        2(a)  Acquisition Agreement and Plan of Exchange dated as of January 19, 1998, by and among Frontier Natural
              Gas Corporation, Esenjay Petroleum Corporation, and Aspect Resources LLC as incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 dated April 6,
              1998, wherein the same appears as Exhibit 2.
        2(b)  First Amendment to Acquisition Agreement and Plan of Exchange dated as of April 20, 1998, by and among
              Frontier Natural Gas Corporation, Esenjay Petroleum Corporation, and Aspect Resources LLC as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(x).
        2(c)  Second Amendment to Acquisition Agreement and Plan of Exchange dated as of May 13, 1998, by and among
              Frontier Natural Gas Corporation, Esenjay Petroleum Corporation, and Aspect Resources LLC as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(y).
        2(d)  Plan and Agreement of Merger dated as of May 14, 1998, by and between Esenjay Exploration, Inc., a
              Delaware corporation, and Frontier Natural Gas Corporation as incorporated by reference to the Company's
              Proxy Statement filed with the Securities and Exchange Commission on April 24, 1998, wherein the same appeared as Appendix F.
        2(e)  Plan and Agreement of Merger, dated May 11, 1999 between Esenjay Exploration, Inc. and 3DX Technologies
              Inc., attached hereto as Exhibit A.
        3(a)  Certificate of Incorporation of the Company is incorporated by reference to the Company's Registration
              Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 3(a).
        3(b)  By-Laws of the Company as incorporated by reference to the Company's Registration Statement number
              333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 3(c).
        4(a)  See Articles V, VI and X of the Company's Certificate of Incorporation and Articles I, II, V and VI of
              the Company's By-Laws as provided as Exhibits 3(a) and 3(b) above.
        4(b)  Certificate of Designation for Esenjay Series A Convertible Preferred Stock, attached hereto as Exhibit
              B.
        5     Opinion of Porter & Hedges, L.L.P., with respect to the legality of the securities filed herewith.
       *8(a)  Tax opinion of Porter & Hedges, L.L.P.
       10(a)  Contract Settlement Agreement between Frontier Natural Gas Corporation and David W. Berry dated effective
              January 1, 1998, as incorporated by reference to the Company's Annual Report on Form 10-KSB for the
              fiscal year ended December 31, 1997 dated April 6, 1998, wherein the same appears as Exhibit 10(b).
       10(b)  Contract Settlement Agreement between Frontier Natural Gas Corporation and David B. Christofferson dated effective January 1, 1998, as incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 dated April 6, 1998, wherein the same appears as Exhibit 10(d).
       10(c)  $20,000,000 Amended and Restated Credit Agreement dated as of October 13, 1998, between Esenjay
              Exploration, Inc. as the borrower and Bank of America NT&SA as the lender, as incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 dated April 14,
              1999, wherein the same appears as Exhibit 10(c).

  EXHIBIT
    NO.                                                      DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------------
       10(d)  Credit Agreement by and between Esenjay Exploration, Inc. and Duke Energy Financial Services, Inc. dated as of January 28, 1999, as currently in effect, as incorporated by reference to the Company's Annual
              Report on Form 10-KSB for the fiscal year ended December 31, 1998 dated April 14, 1999, wherein the same appears as Exhibit 10(d).
       10(e)  Loan Agreement by and between Frontier Natural Gas Corporation and 420 Energy Investments, Inc. dated
              March 1, 1996, as currently in effect as incorporated by reference to the Company's Annual Report on Form
              10-KSB for the fiscal year ended December 31, 1995 dated March 29, 1996, wherein the same appears as
              Exhibit 10(r).
       10(f)  Employee Option Plan-1997 as currently in effect as incorporated by reference to the Company's Annual
              Report on Form 10-KSB for the fiscal year ended December 31, 1997 dated April 6, 1998, wherein the same appears as Exhibit 10(o).
       10(g)  Warrant Agreement between Frontier Natural Gas Corporation and Gaines, Berland Energy Fund, L.P. dated
              January 14, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(q).
       10(h)  Warrant Agreement between Frontier Natural Gas Corporation and Esenjay Petroleum Corporation dated
              January 14, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(r).
       10(i)  Warrant Agreement between Frontier Natural Gas Corporation and Aspect Resources LLC dated January 14,
              1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21,
              1998 wherein the same appeared as Exhibit 10(s).
       10(j)  Warrant Agreement between Frontier Natural Gas Corporation and Gaines, Berland Energy Fund, L.P. dated
              January 23, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(t).
       10(k)  Warrant Agreement between Frontier Natural Gas Corporation and Esenjay Petroleum Corporation dated
              January 23, 1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21, 1998 wherein the same appeared as Exhibit 10(u).
       10(l)  Warrant Agreement between Frontier Natural Gas Corporation and Aspect Resources LLC dated January 23,
              1998, as incorporated by reference to the Company's Registration Statement number 333-53581 dated May 21,
              1998 wherein the same appeared as Exhibit 10(v).
       13     Annual Report on Form 10-KSB/A dated April 30, 1999 for the Fiscal Year ending December 31, 1998.
       21     Subsidiaries of the Registrant as included by reference to Exhibit 21 of Esenjay's Annual Report on Form
              10-KSB/A for fiscal year ended December 31, 1998, dated April 30, 1999.
      *23(a)  Consent of Arthur Andersen LLP.
       23(b)  Consent of Ryder Scott Company Petroleum Engineers.
      *23(c)  Consent of Deloitte & Touche LLP.
       23(d)  Consent of Porter & Hedges, L.L.P. (included in Exhibit 5 Opinion).
       23(e)  Consent of C. Eugene Ennis presuant to Rule 438.
       23(f)  Consent of Netherland Sewell Associates Inc.
       24(a)  Power of Attorney (included on signature page).


------------------------

*   Filed herewith